SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2024
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
01/01/2023 to 12/31/2023	8
01/01/2022 to 12/31/2022	9
Statement of Value Added	10
Consolidated Financial Statements
Balance Sheet – Assets	11
Balance Sheet - Liabilities	12
Statement of Income	13
Statement of Comprehensive Income	14
Statement of Cash Flows	15
Statement of Changes in Shareholders’ Equity
01/01/2023 to 12/31/2023	17
01/01/2022 to 12/31/2022	18
Statement of Value Added	19
Notes to the financial information	20
Reports and Statements
Unqualified Independent Auditors’ Review Report	96
Opinion of the Supervisory Board or Equivalent Body	101
Opinion or Summary Report, if any, of the Audit Committee (statutory or otherwise)	102
Officers Statement on the Financial Statements	105
Officers Statement on Auditor’s Report	106

(In thousands of reais - R$, unless otherwise stated)

Company Information / Capital Breakdown

Number of Shares (Units)	Current Year 12/31/2023
Paid-in Capital
Common	1,326,093,947
Preferred	0
Total	1,326,093,947
Treasury Shares
Common	0
Preferred	0
Total	0

1

(In thousands of reais - R$, unless otherwise stated)

2

(In thousands of reais - R$, unless otherwise stated)

Parent Company Financial Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Year 12/31/2023	Previous Year 12/31/2022
2	Total Liabilities	60,462,818	61,196,813
2.01	Current liabilities	15,031,033	14,644,052
2.01.01	Payroll and related taxes	172,098	150,192
2.01.02	Trade payables	3,976,931	3,684,793
2.01.03	Tax payables	175,576	397,496
2.01.04	Borrowings and financing	5,588,464	3,419,019
2.01.05	Other payables	5,102,736	6,961,181
2.01.05.02	Others	5,102,736	6,961,181
2.01.05.02.01	Dividends and interests on shareholder´s equity	5,230	598,267
2.01.05.02.04	Advances from customers	277,764	83,300
2.01.05.02.09	Trade payables – Forfaiting and Drawee risk	3,980,003	5,318,425
2.01.05.02.10	Lease liabilities	6,523	8,451
2.01.05.02.11	Other payables	833,216	952,738
2.01.06	Provisions	15,228	31,371
2.01.06.01	Provision for tax, social security, labor and civil risks	15,228	31,371
2.02	Non-current liabilities	27,931,110	27,063,294
2.02.01	Borrowings and financing	18,102,841	17,994,249
2.02.02	Other payables	848,817	148,990
2.02.02.02	Others	848,817	148,990
2.02.02.02.03	Advances from customers	709,495	-
2.02.02.02.06	Derivative financial instruments	-	58,005
2.02.02.02.07	Lease liabilities	476	4,729
2.02.02.02.08	Trade payables	11,184	14,352
2.02.02.02.09	Others	127,662	71,904
2.02.04	Provisions	8,979,452	8,920,055
2.02.04.01	Provision for tax, social security, labor and civil risks	312,180	390,445
2.02.04.02	Other provisions	8,667,272	8,529,610
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	160,968	158,213
2.02.04.02.04	Pension and healthcare plan	481,118	537,290
2.02.04.02.05	Provision for losses on investments	8,025,186	7,834,107
2.03	Shareholders' equity	17,500,675	19,489,467
2.03.01	Paid-up capital	10,240,000	10,240,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Earnings reserves	6,071,236	8,988,442
2.03.04.01	Legal reserve	1,158,925	1,158,925
2.03.04.02	Statutory reserve	4,912,311	6,215,517
2.03.04.08	Proposed Additional Dividend	-	1,614,000
2.03.08	Other comprehensive income	1,156,719	228,305

3

(In thousands of reais - R$, unless otherwise stated)

4

(In thousands of reais - R$, unless otherwise stated)

5

(In thousands of reais - R$, unless otherwise stated)

6

(In thousands of reais - R$, unless otherwise stated)

7

(In thousands of reais - R$, unless otherwise stated)

8

(In thousands of reais - R$, unless otherwise stated)

9

(In thousands of reais - R$, unless otherwise stated)

10

(In thousands of reais - R$, unless otherwise stated)

11

(In thousands of reais - R$, unless otherwise stated)

Consolidated Financial Statements / Balance Sheet – Liabilities

(R$ thousand)

Code	Description	Current Year 12/31/2023	Previous Year 12/31/2022
2	Total Liabilities	91,529,720	85,354,359
2.01	Current liabilities	25,017,103	22,475,119
2.01.01	Payroll and related taxes	469,247	422,495
2.01.02	Trade payables	7,739,520	6,596,915
2.01.03	Tax payables	864,609	870,333
2.01.04	Borrowings and financing	7,613,367	5,193,636
2.01.05	Other payables	8,294,360	9,318,651
2.01.05.02	Others	8,294,360	9,318,651
2.01.05.02.01	Dividends and interests on shareholder´s equity	80,624	611,307
2.01.05.02.04	Advances from customers	2,063,509	1,120,072
2.01.05.02.07	Derivative financial instruments	936,027	416,935
2.01.05.02.09	Trade payables – Forfaiting and Drawee risk	4,209,434	5,709,069
2.01.05.02.10	Lease liabilities	137,638	177,010
2.01.05.02.11	Other payables	867,128	1,284,258
2.01.06	Provisions	36,000	73,089
2.01.06.01	Provision for tax, social security, labor and civil risks	36,000	73,089
2.02	Non-current liabilities	46,827,779	41,063,196
2.02.01	Borrowings and financing	37,245,708	35,725,106
2.02.02	Other payables	6,438,492	2,216,418
2.02.02.02	Others	6,438,492	2,216,418
2.02.02.02.03	Advances from customers	5,144,623	943,919
2.02.02.02.06	Derivative financial instruments	60,468	69,472
2.02.02.02.07	Lease liabilities	596,123	516,836
2.02.02.02.08	Trade payables	31,060	46,269
2.02.02.02.09	Others	606,218	639,922
2.02.03	Deferred taxes assets	304,002	216,950
2.02.04	Provisions	2,839,577	2,904,722
2.02.04.01	Provision for tax, social security, labor and civil risks	1,306,870	1,411,736
2.02.04.02	Other provisions	1,532,707	1,492,986
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	1,018,805	937,657
2.02.04.02.04	Pension and healthcare plan	513,902	555,329
2.03	Shareholders' equity	19,684,838	21,816,044
2.03.01	Paid-up capital	10,240,000	10,240,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Earnings reserves	6,071,236	8,988,442
2.03.04.01	Legal reserve	1,158,925	1,158,925
2.03.04.02	Statutory reserve	4,912,311	6,215,517
2.03.04.08	Proposed Additional Dividend	-	1,614,000
2.03.08	Other comprehensive income	1,156,719	228,305
2.03.09	Earnings attributable to the non-controlling interests	2,184,163	2,326,577

12

(In thousands of reais - R$, unless otherwise stated)

13

(In thousands of reais - R$, unless otherwise stated)

14

(In thousands of reais - R$, unless otherwise stated)

15

(In thousands of reais - R$, unless otherwise stated)

6.02	Net cash investment activities	(4,589,126)	(11,454,532)
6.02.01	Cash received from Acquisition of investments in Topázio and Santa Ana	(338,568)	(662,761)
6.02.02	Investments / AFAC / Acquisitions of Shares	(4,408,119)	(3,352,210)
6.02.03	Purchase of property, plant and equipment, intangible assets and investment property	(101,912)	(119,536)
6.02.05	Financial Investments, net of redemption	136,678	21,568
6.02.06	Acquisition of Topázio Energética, Santa Ana and Brasil Central	-	(466,153)
6.02.07	Cash received from Acquisition of investments in Topázio Energética and Santa Ana	-	5,095
6.02.08	Acquisition of CSN Cimentos Brasil	-	(4,770,354)
6.02.09	Cash received in the acquisition of CSN Cimentos Brasil	-	496,445
6.02.10	Intercompany loans and interest received	8,032	-
6.02.11	Intercompany loans granted	114,763	-
6.02.14	Intercompany loans and interest received	-	(928,000)
6.02.15	Receipt of sale of equity interest	-	661,864
6.02.16	Acquisition of investments in Topázio Energética, Santa Ana and Brasil Central	-	(358,634)
6.02.17	Acquisition of CSN Cimentos Brasil	-	41,693
6.02.18	Cash received in the acquisition of CSN Cimentos Brasil	-	(2,024,118)
6.02.20	Cash received from Acquisition of investments Metalgráfica	-	569
6.03	Net cash used in financing activities	1,323,583	4,747,026
6.03.01	Borrowings and financing raised	15,638,624	20,187,894
6.03.03	Transactions cost - Borrowings	(201,917)	(334,709)
6.03.05	Amortization of borrowings and financing	(9,892,344)	(10,782,858)
6.03.06	Amortization of leases	(239,909)	(155,995)
6.03.07	Dividends and interest on shareholder's equity	(3,980,871)	(3,756,738)
6.03.08	Share repurchase	-	(410,568)
6.04	Exchange rate on translating cash and cash equivalents	27,797	9,589
6.05	Increase (decrease) in cash and cash equivalents	4,054,862	(4,655,124)
6.05.01	Cash and equivalents at the beginning of the year	11,991,356	16,646,480
6.05.02	Cash and equivalents at the end of the year	16,046,218	11,991,356

16

(In thousands of reais - R$, unless otherwise stated)

17

(In thousands of reais - R$, unless otherwise stated)

18

(In thousands of reais - R$, unless otherwise stated)

19

(In thousands of reais - R$, unless otherwise stated)

1.	DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional (“CSN”, also referred to as “Company” or “Parent company”), is a publicly held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão) and on the New York Stock Exchange (“NYSE”), reporting its information to the Brazilian Securities and Exchange Commission (“CVM”) and to the U.S. Securities and Exchange Commission (“SEC”).

The Group's main operating activities are divided into five 5 segments as follows:

•	Steel:

The Company’s main industrial facility is the Presidente Vargas Steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has commercial operations in the United States and operations in Portugal and Germany in order to gain markets and provide excellent services to final consumers. Its steel is used in home appliances, civil construction, package and automobile industries.

•	Mining:

The production of iron ore is developed in the cities of Congonhas, Belo Vale and Ouro Preto, State of Minas Gerais, by its subsidiary CSN Mineração S.A. (“CSN Mineração”). The Company’s mining activities also include tin exploration in the state of Rondônia by CSN's subsidiary Estanho de Rondônia S.A. (“ERSA”), to supply the needs of the UPV. The surplus of this raw material is sold to subsidiaries and third parties.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore is transported by rail to the Terminal de Carvão e Minérios from the Itaguaí Port (“TECAR”), a solid bulk terminal, one of the four terminals that comprise the Itaguai Port, located in the State of Rio de Janeiro and from TECAR to customers around the world. The imports of coal and coke are also carried out through this terminal by provision of services by CSN Mineração to CSN.

As a pioneer in the use of technologies that result in the possibility of stacking the tailings generated in the iron ore production process, CSN Mineração has had its iron ore production, since January 2020, 100% independent of tailings dams. After significant investments in recent years to increase the level of reliability, decharacterization and dry stacking, CSN Mineração has moved towards a scenario in which 100% of its waste goes through a dry filtration process and is arranged in geotechnically controlled piles, in areas exclusively intended for stacking.

As a consequence of these measures, the decommissioning of dams is the natural path for processing filtered waste. All our mining dams are adequately suited to existing environmental legislation.

•	Cements:

The cement production unit located beside the UPV facilities, in Volta Redonda/RJ, produces CP-III type cement using the slag produced by the UPV’s own blast furnaces. There is also the exploration of limestone and dolomite at the Arcos/MG unit to meet the needs of the steel and the cement plants, as well as the production of clinker at the same unit.

On August 31, 2021, the Company completed the acquisition of control of Elizabeth Cimentos S.A. ("Elizabeth Cimentos") and Elizabeth Mineração S.A. ("Elizabeth Mineração"), with operations in the Northeast region, especially in Paraíba and Pernambuco. On May 1, 2022, Elizabeth Mineração was merged into CSN Cimentos S.A.

On September 9, 2021, CSN Cimentos entered into the Agreement for the Sale and Purchase of the Shares in LafargeHolcim (Brasil) S.A., for the acquisition of 100% of the shares issued by LafargeHolcim (Brasil) S.A. (“LafargeHolcim”). On August 17, 2022, the transaction was approved by the Administrative Council for Economic Defense ("CADE"), and on September 6, 2022, the acquisition of all shares issued by LafargeHolcim S.A. was completed, changing LafargeHolcim's name to "CSN Cimentos Brasil S.A.", which is now controlled by CSN Cimentos. Relevant operational, logistical, management and commercial synergies, a better product mix and expansion of its customer base are expected.

20

(In thousands of reais - R$, unless otherwise stated)

On August 31, 2023, the Extraordinary General Meeting approved the incorporation of CSN Cimentos by CSN Cimentos Brasil with the consequent transfer of all patrimony, assets (movable and immovable), rights and obligations, in accordance with the terms of the “Protocol and Justification of the Incorporation of CSN Cimentos S.A. by CSN Cimentos Brasil S.A.”. Thus, CSN Cimentos was extinguished, all its shares were canceled and, in replacement, its shareholders received shares in CSN Cimentos Brasil. All activities carried out by CSN Cimentos are now carried out by CSN Cimentos Brasil. The Valuation Report of CSN Cimentos' equity was prepared on June 30, 2023, being the basis for defining a capital increase in CSN Cimentos Brasil in the amount of R$2,383,276.

•	Logistics:

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A. (“MRS”), which manages the former Southeast Railway System of Rede Ferroviária Federal S.A. (“RFFSA”), Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which holds the concession to operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas - stretches from São Luís to Altos, Altos to Fortaleza, Fortaleza to Sousa, Sousa to Recife/Jorge Lins, Recife/Jorge Lins to Salgueiro, Jorge Lins to Propriá, Paula Cavalcante to Cabedelo, Itabaiana to Macau (Mesh I) and TLSA is responsible for the stretches from Eliseu Martins-Trindade, Trindade-Salgueiro, Salgueiro-Missão Velha and Missão Velha-Pecém (Mesh II), under construction.

Ports:

The Company operates in the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S.A., the Container Terminal (“TECON”) and by means of its subsidiary CSN Mineração, the TECAR, both located at the Itaguaí Port. Established in the harbor of Sepetiba, the mentioned port has a privileged highway, railroad, and maritime access.

TECON is responsible for the movement and storage of containers, vehicles, steel products, general cargo, among other products, and TECAR performs the operational activities of loading and unloading of solid bulk ships, storage and distribution (road and rail) of coal, coke, petroleum coke, clinker, zinc concentrate, sulfur, iron ore and other bulk, intended for the seaborne market, for our own operation and for different customers.

•	Energy:

Since the energy supply is fundamental in CSN”s production process, the Company has electricity generation assets to mitigate costs, aiming at greater competitiveness.

On June 30, 2022, the Company's subsidiaries, CSN Cimentos and CSN Energia S.A. ("CSN Energia"), completed the acquisition of Santa Ana Energética S.A. (“Santa Ana”), as well as Topázio Energética S.A. ("Topázio") and, indirectly, Brasil Central Energia Ltda. ("BCE"), a subsidiary of Topázio, under the terms of the Share Purchase Agreement entered into on April 8, 2022 with Brookfield Americas Infrastructure (Brazil Power) Fundo de Investimento em Participações Multiestratégia, a private equity fund managed by Brookfield Brasil Asset Management Investimentos Ltda. On October 7, 2022, subsidiaries CSN Mineração and CSN Energia S.A. concluded the acquisition of 100% of the shares of Companhia Energética Chapecó – CEC, holder of the grant of Quebra-Queixo Hydroelectric Power Plant (“Chapecó”), as provided for in the Agreement for the Purchase and Sale of Shares and Other Covenants and in the Private Instrument of Assignment of Rights and Obligations entered into on July 1, 2022 and July 25, 2022, respectively.

In July 2022, it began the process of participating in the auction held by the State of Rio Grande do Sul, for the sale of 100% of the shares in its possession, 6,381,908 equivalent to 66.23% of the share capital, of Companhia Estadual de Energia Elétrica - CEEE-G, as part of the CEEE Group privatization program, in accordance with State Law 15.298/19, on October 21, 2022, the transaction was completed with payment by the company of the auction winning price. On December 22, 2022, the acquisition of Eletrobras' 32.74% interest in CEEE-G was concluded, and the Company currently holds 99% of the share capital of CEEE-G.

21

(In thousands of reais - R$, unless otherwise stated)

•	Going Concern:

Management understands that the Company has adequate resources to continue its operations. Accordingly, the Company's financial statements for the year ended December 31, 2023 have been prepared on a going concern basis.

2.	BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

2.a)	Statement of compliance

The parent company and consolidated financial statements (“financial statements”) have been prepared and are being presented in accordance with the accounting practices adopted in Brazil issued by the Brazilian Accounting Pronouncements Committee (“CPC”), approved by the Brazilian Securities and Exchange Commission (“CVM”) and by the Brazilian Federal Accounting Council (“CFC”), and in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (“IASB”) and disclose all the relevant information of the financial statements, and only this information, which corresponds to that used by the Company's management in its activities. The consolidated financial statements are identified as “Consolidated” and the parent company's individual financial statements are identified as “Parent Company”.

2.b)	Basis of presentation

The financial statements were prepared based on the historical cost and were adjusted to reflect:
(i) the fair value measurement of certain financial assets and liabilities (including derivative instruments), as well as pension plan assets; and (ii) losses due to the reduction in the recoverable value of assets (“impairment”). When IFRS and CPCs allow the option between acquisition cost or another measurement criterion, the acquisition cost criterion was used.

The preparation of these financial statements requires Management to use certain accounting estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts at the balance sheet date of assets, liabilities, income, and expenses may differ from actual future results. The assumptions used are based on history and other factors considered relevant and are reviewed by the Company’s management.

The accounting policies and critical estimates, when applicable and relevant, are included in the respective explanatory notes and are consistent with the previous year presented, as shown below:

•	Note 5 - Allowance for expected losses (impairment) of trade receivables;
•	Note 9 - Recoverability test of investment in Transnordestina Logística S.A. (“TLSA”);
•	Note 11 - Goodwill impairment test;
•	Note 13 - Derivative financial instruments and hedge accounting;
•	Note 17 - Recoverability test of deferred income tax and social contribution;
•	Note 19 - Tax, social security, labor, civil, environmental provisions and judicial deposits;
•	Note 20 - Provisions for environmental liabilities and asset retirement obligations;
•	Note 29 - Employee benefits.
•	Note 30 - Compromisses

The parent company and consolidated financial statements were approved by Management on March 6, 2024.

2.c)	Functional currency and presentation currency

The accounting records included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the principal of the economic environment in which each subsidiary operates (“the functional currency”). The parent company and consolidated financial statements are presented in R$ (reais), which is the Company’s functional currency and the Group’s presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the transaction or valuation dates, in which the items are remeasured. The balances of the asset and liability accounts are converted using the exchange rate prevailing at the balance sheet date. As of December 31, 2023, US$1 was equivalent to R$4,8413 (R$5.2177 as of December 31, 2022) and €1 was equivalent to R$5,3516 (R$5.5694 as of December 31, 2022), according to the rates obtained from the Central Bank of Brazil website.

22

(In thousands of reais - R$, unless otherwise stated)

2.d)	Accounting policies

We consistently applied the main accounting policies in the years presented in the explanatory notes.

2.e)	Statement of value added

Pursuant to Law 11,638/07, the presentation of the statement of value added is required for all publicly held companies. These statements were prepared in accordance with CPC 09 - Statement of Value Added, approved by CVM Resolution 557/08. The IFRS does not require the presentation of this statement and for IFRS purposes it is presented as additional information.

2.f)	Adoption of new and revised International Financial Reporting Standards (IFRS) and CPC

Recently, new accounting standards and interpretations were issued, which will only come into effect from January 1, 2024. The main changed standards are:

• Amendment to IAS 7 – Statements of cash flows and IFRS 7 – Financial instruments: new requirements for disclosing risk-drawn and forfaiting operations, allowing users to have more information to assess the impacts of these operations.

• Amendment to IFRS 16 – Leases: guidance on how to account for sale and leaseback transactions on the date of transaction itself.

• Amendment IAS 1 – Presentation of financial statements: the amendment aims to improve the information disclosed by companies on long-term debt with covenants.

• Amendment IAS 21 – The effects of changes in exchange rates: the amendment aims to improve the quality of information presented in the financial statements when there is a situation in which a currency cannot be easily exchanged on the other, establishing a requirement that companies adopt a uniform approach when evaluating the possibility conversion.

• Amendment IAS 12 – Income tax: Clarifies aspects related to the recognition and disclosure of taxes deferred assets and liabilities related to Pillar Two rules published by the Organization for Cooperation and

Economic Development (OECD).

• IAS 10 and IAS 28 - Investments in associates and enterprises in set: Alignment of the wording of the aforementioned standards.

.

• IFRS S1 – General requirements for disclosing financial information related to sustainability: proposes that companies disclose financial information, risks and opportunities in the short and long term regarding sustainability,

that are useful to the general purpose user in making decisions about providing resources to the entity.

• IFRS S2 – Climate-related disclosure requirements: establishes the requirements for the disclosure of information related to climate, and applies to aspects to which the entity is exposed, which may be physical risks,

transition and opportunities available to the organization.

The Company has not early adopted any of these standards and does not expect that they will have a material impact on the financial statements of subsequent fiscal years.

23

(In thousands of reais - R$, unless otherwise stated)

3.	CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Cash and banks
In Brazil	103,383	85,120	73,819	49,794
Abroad	10,797,192	6,310,338	140,400	136,756
	10,900,575	6,395,458	214,219	186,550

Investments
In Brazil	4,227,916	5,110,749	2,052,232	2,652,855
Abroad	917,727	485,149	3,619
	5,145,643	5,595,898	2,055,851	2,652,855
	16,046,218	11,991,356	2,270,070.00	2,839,405

Our investments are basically in private and public securities with yields linked to the variation of Interbank Deposit Certificates (CDI) and repo operations backed by National Treasury Notes, respectively. The Company invests part of the funds through exclusive investment funds which have been consolidated in these financial statements.

The financial resources available abroad, held in dollars and euros, are invested in private bonds, in banks considered by Management as first-rate and are remunerated at pre-fixed rates. The exchange rate used to conversion was R$4.8413 for dollar amounts and R$5.3516 for euro amounts, as of December 31, 2023.

Accounting Policy

Cash and cash equivalents include cash on hand and in banks and other highly liquid short-term investments redeemable within 90 days from the end of the reporting period, readily convertible into a known amount of cash and subject to an insignificant risk of change in value.

4.	FINANCIAL INVESTMENTS

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Investments (1)	39,800	271,590	139,949	15,675	31,505	22,715
Usiminas shares (2)	1,493,204	1,184,895			1,493,204	1,184,895
Bonds (3)			111,350	140,510			111,350	140,510
	1,533,004	1,456,485	251,299	156,185	1,524,709	1,207,610	111,350	140,510

(1)	Comprised of restricted financial investments and linked to a Bank Deposit Certificate (CDB) to guarantee a letter of guarantee from financial institutions and financial investments in Public Securities (LFT - Letras Financeiras do Tesouro) managed by their exclusive funds. As of December 31, 2023, R$122,687 has restricted availability as a guarantee for a liability of the subsidiary CSN Cimentos Brasil and its redemption period is indeterminate.
(2)	Part of the shares of Usiminas Siderúrgica de Minas Gerais S.A. held by the Company guarantees a portion of the Company’s debt.
(3)	Bonds with Fibra bank due in February 2028 (see note 21.b).

Accounting Policy

Short-term investments that are not classified as cash equivalents and are measured at amortized cost and at fair value through profit or loss.

24

(In thousands of reais - R$, unless otherwise stated)

5.      TRADE RECEIVABLES

		Consolidated		Parent Company
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Trade receivables
Third parties
Domestic market	1,525,773	1,636,804	872,666	860,942
Foreign market	1,801,677	1,720,056	31,176	92,679
	3,327,450	3,356,860	903,842	953,621
Estimated losses on doubtful debts	(226,053)	(232,830)	(119,558)	(122,872)
	3,101,397	3,124,030	784,284	830,749
Related parties (Note 22 b)	168,367	109,134	1,086,083	1,125,782
	3,269,764	3,233,164	1,870,367	1,956,531

The composition of the gross balance of accounts receivable from third party consumers is shown as follows:

		Consolidated		Parent Company
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Current	2,938,483	2,934,057	720,879	781,406
Past-due up to 30 days	129,846	163,959	55,754	37,036
Past-due up to 180 days	36,568	54,452	31,248	28,526
Past-due over 180 days	222,553	204,392	95,961	106,653
	3,327,450	3,356,860	903,842	953,621

The changes in estimated credit losses are as follows:

		Consolidated		Parent Company
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Opening balance	(232,830)	(236,927)	(122,872)	(133,227)
Loss estimated	(2,959)	(87)	(251)	1,623
Recovery and write-offs of receivables	9,736	13,197	3,565	8,732
Consolidation in the acquisition of companies		(9,013)
Closing balance	(226,053)	(232,830)	(119,558)	(122,872)

Accounting Policy

Accounts receivable are initially recognized by the transaction price, provided they do not contain financing components, and subsequently measured at amortized cost. When applicable, it is adjusted to present value including the respective taxes and ancillary expenses, and customer credits, in foreign currency, are restated at the exchange rate on the date of the financial statements.

The Company measures credit losses annually expected for the instrument, where it considers all possible loss events over the lifetime of its receivables, using a loss rate matrix by maturity range adopted by the Company, from the initial moment (recognition) of the asset. This model considers the customer’s history, default rate, financial situation and the position of its legal advisors to estimate expected credit losses.

The Company performs operations relating to assignment of receivables without co-obligation in which, after the assignment of trade notes/bills from the customer and receipt of funds arising from the closing of each operation, CSN settles the accounts receivable and relieves itself entirely of the operation’s credit risk.

25

(In thousands of reais - R$, unless otherwise stated)

6.	INVENTORIES

		Consolidated		Parent Company
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Finished goods	3,856,491	4,421,166	2,121,712	2,308,211
Work in progress	3,316,396	3,501,145	1,622,987	2,123,539
Raw materials	2,607,079	3,297,213	1,820,109	2,492,779
Storeroom supplies	1,225,963	1,174,244	566,961	474,846
Advances to suppliers	85,623	37,619	61,119	30,170
Provision for losses	(121,871)	(96,493)	(24,304)	(16,124)
	10,969,681	12,334,894	6,168,584	7,413,421

Classified:
Current	9,557,578	11,289,229	6,168,584	7,413,421
Non-current (1)	1,412,103	1,045,665
	10,969,681	12,334,894	6,168,584	7,413,421

(1)	Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed.

The changes in estimated losses on inventories are as follows:

		Consolidated		Parent Company
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Opening balance	(96,493)	(98,730)	(16,124)	(14,426)
Reversal/(Estimated losses) of inventories with low turnover and obsolescence	(25,378)	3,621	(8,180)	(1,698)
Consolidation in the acquisition of companies		(1,384)
Closing balance	(121,871)	(96,493)	(24,304)	(16,124)

Accounting Policy

The inventory is recorded at the lower of cost and net realizable value. The cost is determined using the weighted average cost method for the purchase of raw materials. The cost of finished goods and work in progress includes raw materials, labor, other direct costs (based on normal production capacity). The net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to realize the sales. Estimated losses on slow-moving or obsolete inventories are recognized when deemed necessary.

7.	RECOVERABLE TAXES

		Consolidated		Parent Company
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
State Value-Added Tax	1,492,575	1,130,843	1,015,444	793,761
Brazilian federal contributions (1)	2,729,606	1,862,828	1,592,694	1,094,392
Other taxes	59,316	189,087	68,391	129,002
	4,281,497	3,182,758	2,676,529	2,017,155

Classified:
Current	1,744,074	1,865,626	855,663	1,137,460
Non-current	2,537,423	1,317,132	1,820,866	879,695
	4,281,497	3,182,758	2,676,529	2,017,155

(1)	In 2023, the increase is mainly due to extemporaneous credit for excluding of freight from the IPI calculation base, being approximately R$345,215, increases of R$37,153 in PIS and R$143,575 in COFINS and recovery. Increases in IRRF recoverable in the amount of R$179,122 were also recorded, the main factor being credit for the negative balance of IRPJ for 2022.

The credits arise mainly from ICMS, PIS and COFINS levied on purchases of inputs and fixed assets, in accordance with current legislation. These credits are naturally realized through offsets with debts of the same nature or with other federal taxes, in the cases authorized by legislation. Based on analyzes and projections carried out by Management, the Company does not foresee any risks of not realizing these tax credits.

26

(In thousands of reais - R$, unless otherwise stated)

Accounting Policy

The accumulated tax credits arise basically from ICMS, PIS and COFINS credits on purchases of raw materials and fixed assets used in production. The realization of these credits normally occurs through offset with debits of these taxes, generated by sales operations and other taxed expenses.

The balance of recoverable taxes maintained as current is expected to be offset in the next 12 months, as well as based on analysis and budget projection approved by Management. We do not foresee risks of non-realization of these tax credits, provided that these budget projections materialize.

8.	OTHER CURRENT AND NON-CURRENT ASSETS

Other current and non-current assets are as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Judicial deposits (note 20)			491,882	533,664			210,833	231,627
Derivative financial instruments (note 14)	32,211				12,122
Dividends receivables (note 22 a)	185,178	77,377			562,938	295,480
Prepaid expenses	416,556	347,870	83,557	82,586	248,472	244,416	64,652	58,950
Prepaid expenses	337,107	311,087	44,027	47,109	248,472	244,416	33,645	30,878
Prepaid expenses with freight	79,449	36,783
Actuarial asset (note 22 a)			39,530	35,477			31,007	28,072
Receivables from related parties	13,625	7,241	3,451,991	2,869,532	222,467	107,078	3,889,118	3,377,049
Loans with related parties (note 22 a)	5,316	5,383	1,659,412	1,384,773	5,316	5,383	2,096,536	1,668,382
Other receivables from related parties (note 22 a)	8,309	1,858	1,792,579	1,484,759	217,151	101,695	1,792,582	1,708,667
Other assets	279,492	370,611	1,283,061	1,263,936	34,478	63,216	1,235,145	1,222,894
Trading securities	7,198	9,596			7,054	9,488
Compulsory loans from Eletrobrás			62,913	58,030			60,136	55,336
Employee debts	61,332	59,578			27,166	28,101
Receivables by indemnity (1)	106,405		1,173,922	1,166,353			1,173,922	1,166,353
Term of Agreement GSF DFESA (2)	14,264	14,264	16,642	30,906
Advances from Suppliers	10,158	12,335
Others	80,135	274,838	29,584	8,647	258	25,627	1,087	1,205
	927,062	776,500	5,310,491	4,749,718	1,080,477	710,190	5,399,748	4,890,520

(1)	In December 2023, R$106,405 was recognized relating to an income tax dispute litigation. In April 2023, the subsidiary CEEE-G recognized the amount of R$37,486, referring to the Tax and Contribution Values (VIC) of the Hydroelectric Plants committed to Physical Guarantee Quota Contracts (CCGFs). Additionally, in the 3rd quarter of 2022, the uncontroversial amount of R$422,254 was recognized in the same account, as a refund of the amounts overpaid for railroad freight from April 1994 to March 1994 and March 1996 to the company RFFSA, and that after its extinction, the Federal Government became the responsible for payment. Additionally, in 2020 a credit was recognized which is a net, certain and demandable amount, arising from the final and unappealable judicial decision favorable to the Company, due to losses and damages arising from voltage drop in the supply of energy in the periods from January/1991 to June/2002, in the amount of R$561,466.

(2)	On February 8, 2022, ANEEL approved the renegotiation of the hydrological risk (GSF - Generation Scaling Factor) of HPP Dona Francisca, in accordance with Authorizing Resolution No. 11,132. In this sense, the extension of the Plant Concession was granted by 1,485 days, moving the end of the grant from 02/28/2033 to 09/21/2037. Having overcome this stage, the Term of Agreement signed between CEEE-G and Dona Francisca Energética S.A - DFESA became effective, a contract that redistributes the Consortium's risks, with the physical guarantee of the Plant, the hydrological risk and the engineering risk in the proportion of the participation of Dona Francisca (85%) and CEEE-G (15%) in the project, see explanatory note nº 1.1.2. In view of this redistribution, DFESA will pay CEEE-G the amount of R$ 57,056, in 48 installments, to be paid, starting in March 2022, updating the credit by 100% of the CDI, having already received 22 (twenty-two) installments.

9.	BASIS OF CONSOLIDATION AND INVESTMENTS

The accounting policies have been consistently applied to all consolidated companies. The consolidated financial statements for the years ended December 31, 2023 and 2022 include the following direct and indirect subsidiaries and joint ventures, associates, joint ventures, as well as the exclusive funds, as follows:

27

(In thousands of reais - R$, unless otherwise stated)

	Equity interests (%)
Companies	12/31/2023	12/31/2022	Core business
Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Inova Ventures	100.00	100.00	Equity interests and Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios Nacional S.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	99.89	99.89	Manufacture of containers and distribution of steel products
CSN Mineração S.A.	79.75	79.75	Mining
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	92.71	92.71	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services
CSN Inova Ltd.	100.00	100.00	Advisory and implementation of new development projec
CBSI - Companhia Brasileira de Serviços de Infraestrutura	99.99	99.99	Equity interests and product sales and iron ore
CSN Cimentos S.A. (**)		99.99	Manufacturing and sale of cement
CSN Cimentos Brasil S.A.	99.99	99.99	Manufacturing and sale of cement
Berkeley Participações e Empreendimentos S.A.	100.00	100.00	Electric power generation and equity interests
CSN Inova Soluções S.A.	99.90	99.99	Equity interests
CSN Participações I	99.90	99.99	Equity interests
Circula Mais Serviços de Intermediação Comercial S.A.	0.10	0.01	Commercial intermediation for the purchase and sale of assets and materials in general
CSN Participações III	99.90	99.99	Equity interests
CSN Participações IV	99.90	99.99	Equity interests
CSN Participações V	99.90	99.99	Equity interests

Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.	99.99	99.99	Steel and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas	99.88	99.88	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA	99.87	99.87	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.87	99.87	Production and sale of cans and related activities
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L.U.	79.75	79.75	Financial transactions, product sales and Equity interests
CSN Mining GmbH	79.75	79.75	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited	79.75	79.75	Commercial representation
Lusosider Ibérica S.A.	100.00	100.00	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda.	79.75	79.75	Commercial and representation of products
Companhia Siderúrgica Nacional, LLC	100.00	100.00	Import and distribution/resale of products
Elizabeth Cimentos S.A.	99.98	99.98	Manufacturing and sale of cement
Santa Ana Energética S.A.	99.98	99.99	Electric power generation
Topázio Energética S.A.	99.98	99.99	Electric power generation
Brasil Central Energia Ltda.	99.98	99.99	Electric power generation
Circula Mais Serviços de Intermediação Comercial S.A.	99.90	99.99	Commercial intermediation for the purchase and sale of assets and materials in general
Metalgráfica Iguaçu S.A	99.89	99.89	Metal packaging manufacturing
Companhia Energética Chapecó	79.75	79.75	Electric power generation
Companhia Estadual de Geração de Energia Elétrica - CEEE-G (1)	98.98	98.96	Electric power generation
Ventos de Vera Cruz S.A.	98.97	98.95	Electric power generation
Ventos de Curupira S.A	98.97	98.95	Electric power generation
Ventos de Povo Novo S.A.	98.97	98.95	Electric power generation
MAZET - Maschinenbau Zerspanungstechnik GmbH (2)	100.00		Production and sale of long steel and related activities
CSN Mining Internacional GmbH (3)	100.00		Commercial and representation of products

28

(In thousands of reais - R$, unless otherwise stated)

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium
Consórcio Itaúba(2)	36.60	36.60	Electric power generation
Consórcio Passo Real (2)	46.97		Electric power generation

Direct interest in joint ventures: equity method
MRS Logística S.A.	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A. (*)	31.82	31.82	Dormant company
Transnordestina Logística S.A.	48.03	48.03	Railroad logistics
Equimac S.A	50.00	50.00	Rental of commercial and industrial machinery and equipment
Consórcio Itaúba(2)	63.40	63.40	Electric power generation
Consórcio Passo Real (2)	53.03		Electric power generation

Indirect interest in joint ventures: equity method
MRS Logística S.A.	14.86	14.86	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests

Indirect interest in affiliates: equity method
Ventos da Lagoa Energia S.A. (3)		10.00	Electric power generation
Jaguari Energética S.A.	10.39	10.39	Electric power generation
Chapecoense Geração S.A.	8.91	8.91	Electric power generation
Parques Eólicos Palmares S.A. (3)		10.00	Electric power generation
Ventos do Litoral Energia S.A. (3)		10.00	Electric power generation
Ventos dos índios Energia S.A. (3)		10.00	Electric power generation
Companhia Energética Rio das Antas - Ceran	29.69	29.69	Electric power generation
Ventos do Sul Energia S.A.	9.90	10.00	Electric power generation
Foz Chapecó Energia S.A.	8.91	8.91	Electric power generation

Exclusive funds: full consolidation
Diplic II - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

(*) Dormant companies.

(**) Company incorporated see note 9.b.

(1)	On November 24, 2023, Companhia Florestal do Brasil ("CFB") carried out the settlement of the Public Acquisition Offer ("OPA") procedure for shares issued by Companhia Estadual de Geração de Energia Elétrica - CEEE-G (“CEEE-G”), obtaining, at the end of the procedure, the acquisition of 1,609 (one thousand, six hundred and nine) shares of CEEE-G, thus increasing its participation percentage from 98.96% to 98.98% of the Company's share capital.

(2)	On June 1, 2023, MAZET - Maschinenbau Zerspanungstechnik GmbH was acquired by the indirect subsidiary Stalhwerk Thüringen GmbH.

(3)	On November 21, 2023, the company CSN Mining Internacional GmbH was incorporated by the Company's indirect subsidiary, CSN Mining Holding GmbH.

(4)	On December 26, 2022, the Itaúba Consortium was created, with Companhia Siderúrgica Nacional S.A. as consortium members, with a 63.4% share, and CSN Cimentos Brasil S.A., with a 36.6% share. Additionally, on January 17, 2023, the Passo Real Consortium was formed, with the companies Companhia Siderúrgica Nacional S.A., Elizabeth Cimentos S.A., CSN Mineração S.A. and Minérios Nacional S.A. as consortium members, with shares of 46.97%, 28.18%, 23.29% and 1.56%, respectively.

(5)	CEEE-G sold its shareholding in the affiliates Ventos Lagoa Energia S.A., Parques Eólicos Palmares S.A., Ventos do Litoral Energia S.A. and Ventos dos Índios Energia S.A.

9.a)	Changes in investments in subsidiaries, joint ventures, joint operations, associates and other investments

The positions presented as of December 31, 2023 and 2022 and the changes refer to the interest held by CSN in these companies:

29

(In thousands of reais - R$, unless otherwise stated)

							Consolidated
Companies	Final balance on 12/31/2022	Capital increase	Dividends	Equity Income (2)	Comprehensive income	Others	Final balance on 12/31/2023

Investments under the equity method
Joint-venture, Joint-operation and Affiliate
MRS Logistica (1)	2,054,898		(106,747)	449,462	175	(16,181)	2,381,607
Fair Value MRS	480,622						480,622
Fair Value MRS amortization	(82,225)			(11,746)			(93,971)
Transnordestina Logística S.A.	1,184,514			(23,568)			1,160,946
Fair Value -Transnordestina	659,106						659,106
Arvedi Metalfer do Brasil (affiliate)	25,782	11,037		(1,332)			35,487
Equimac S.A	18,482			5,311			23,793
Indirect interest in affiliates - CEEE-G (2)	216,307		(56,776)	50,757		(44,397)	165,891
Fair Value indirect participation CEEE-G (3)	359,024			(39,315)			319,709
Fair Value amortization indirect participation CEEE-G	(25,889)			1,993			(23,896)
	4,890,621	11,037	(163,523)	431,562	175	(60,578)	5,109,294

Equity interests evaluated by the cost method (4)	41,093	9,000					50,093
Investments at fair value through profit or loss (note 14)	94,700					(15,963)	78,737
Other	33,588					(34,535)	(947)
	169,381	9,000				(50,498)	127,883

Total shareholdings	5,060,002	20,037	(163,523)	431,562	175	(111,076)	5,237,177

Classification of investments in the balance sheet
Equity interests	5,060,002						5,237,177
Investment Property	159,080						205,954
Total investments in the asset	5,219,082						5,443,131

(1) The balance in others refers to the sale of treasury shares as approved at the Ordinary General Meeting on April 27, 2023.

(2) Mainly refers to the sale by CEEE-G in the first quarter of its shareholding in the affiliates Ventos Lagoa Energia S.A., Parques Eólicos Palmares S.A., Ventos do Litoral Energia S.A. and Ventos dos Índios Energia S.A., consequently, there was a write-off of these investments in the amount of (R$43,567), the effect of the operation was classified in the group of other operating expenses and income.

(3) As of December 31, 2023, the balance of R$ 359,024 refers to the Fair Value generated in the acquisition of CEEE-G, with the disposals mentioned in the item above, the Fair Value was written off in the amount of (R$39,315) referring to the companies' surplus value sold, the effect of the write-off was classified in the equity equivalence group;

(4) These are strategic investments in startups made by the subsidiary CSN Inova Ventures, which are valued using the cost method, in the following companies: Alinea Health Holdings Ltda. I.Systems Aut. Ind., 2D Materials, H2Pro Ltda, 1S1 Energy, Traive INC., OICO Holdings, Clarke Software and Global Dot Com the latter acquired on June 5, 2023.

The reconciliation of equity in earnings of companies with shared control classified as joint ventures and associates and the amount presented in the income statement is presented below and results from the elimination of the results of CSN's transactions with these companies:

		Consolidated
	12/31/2023	12/31/2022

Equity in results of affiliated companies
MRS Logística S.A.	449,462	325,800
Transnordestina	(23,568)	(29,307)
Arvedi Metalfer do Brasil	(1,332)	4,702
Equimac S.A	5,311	3,936
Indirect interest in affiliates - CEEE-G	50,757
Fair Value Amortization	(49,068)	(37,633)
	431,562	267,498
Other adjustments
Cost of sales	(110,734)	(80,006)
To taxes	30,421	27,202
Others	(118)	23,223
Equity in results	351,131	237,917

(1) The operating margin of intercompany operations with group companies classified as joint ventures, which are not consolidated, are reclassified in the Income Statement of the Investment group to the cost and income tax and social contribution group.

30

(In thousands of reais - R$, unless otherwise stated)

Below is the remuneration on the Parent Company's investment:

							Parent Company
Companies	Final balance on 12/31/2022	Increase (Decrease) of capital	Dividends	Equity Income	Comprehensive income	Others	Final balance on 12/31/2023

Investments under the equity method
Subsidiaries
CSN Steel S.L.U.	5,028,262			(196,380)	(142,939)		4,688,943
Sepetiba Tecon S.A.	294,460			(24,778)		102,569	372,251
Minérios Nacional S.A.	121,242		(1,994)	24,489			143,737
Fair Value - Minérios Nacional	2,123,507			(1,436)			2,122,071
Companhia Metalúrgica Prada	371,342			(102,676)		52,975	321,641
Goodwill - Companhia Metalúrgica Prada	63,509						63,509
CSN Mineração S.A.	9,086,716		(3,398,778)	2,846,213	(1,508)		8,532,643
CSN Energia S.A.	56,736			(32,291)			24,445
FTL - Ferrovia Transnordestina Logística S.A.	163,740			(32,709)			131,031
Companhia Florestal do Brasil	1,300,726	10,000	(10,367)	25,666	5,916		1,331,941
CBSI - Companhia Brasileira de Serviços de Infraestrutura	29,057		(3,995)	12,889			37,951
Goodwill - CBSI - Companhia Brasileira de Serviços de Infraestrutura	15,225						15,225
CSN Cimentos S.A. (1)	6,991,797			(163,710)		(6,828,087)
CSN Cimentos Brasil S.A.		6,775,112		(206,648)	(13,320)		6,555,144
Others	120	2,560		(2,310)			370
	25,646,439	6,787,672	(3,415,134)	2,146,319	(151,851)	(6,672,543)	24,340,902
Joint-venture, Joint-operation and Affiliate
Itá Energética S.A.	189,513		(1,125)	4,734			193,122
MRS Logística S.A.	1,027,709		(53,387)	224,787	88	(8,093)	1,191,104
Transnordestina Logística S.A.	1,184,512			(23,568)			1,160,944
Fair Value -Transnordestina	659,106						659,106
Equimac S.A	18,482			5,311			23,793
Arvedi Metalfer do Brasil (affiliate)	25,783	11,037		(1,332)			35,488
	3,105,105	11,037	(54,512)	209,932	88	(8,093)	3,263,557
Other participations
Investments at fair value through profit or loss (note 13)	94,700					(15,963)	78,737
Profits on subsidiaries' inventories	(67,640)			47,531			(20,109)
Other investments	28					1	29
	27,088			47,531		(15,962)	58,657

Total shareholdings	28,778,632	6,798,709	(3,469,646)	2,403,782	(151,763)	(6,696,598)	27,663,116

Subsidiaries with unsecured liabilities
CSN Islands VII Corp.	(2,661,734)			145,339			(2,516,395)
CSN Inova Ventures	(1,755,949)			(351,903)			(2,107,852)
CSN Islands XII Corp.	(3,340,129)			53,969			(3,286,160)
Estanho de Rondônia S.A.	(76,295)	10,800		(49,284)			(114,779)
Total subsidiaries with unsecured liabilities	(7,834,107)	10,800		(201,879)			(8,025,186)

Equity Income				2,201,903

Classification of investments in the balance sheet
Equity interests	28,778,632						27,663,116
Investment Property	140,143						137,761
Total active investments	28,918,775						27,800,877
Provision for Investments with Unsecured Liabilities (liabilities)	(7,834,107)						(8,025,186)
Total active and passive investments	21,084,668						19,775,691

31

(In thousands of reais - R$, unless otherwise stated)

9.b)	Additional information on operational subsidiaries based in Brazil and abroad

•      CSN CIMENTOS S.A. (“CSN CIMENTOS”)

The cement operations in the Group began in May 2009 with a crushing unit in Volta Redonda/RJ, driven by the synergy between that activity and the generation of slag produced in our blast furnaces in the Presidente Vargas steel plant (“UPV”), a material used as raw material in the production of cement.

In 2011, our production of clinker was initiated after the installation of a furnace in Arcos/MG, using calcitic limestone extracted in the Bocaina mine, existing in the same location that also supplies steel limestone to UPV. The clinker produced is primarily loaded by rail to our cement plant in Volta Redonda/RJ.

In 2015, the unit in Arcos/MG started its production of cement with the installation of two vertical crushers. In 2016 a second production line of clinker was assembled, reaching full independence for clinker in the production of cement.

The production in Arcos is primarily of cement type CP-II, basically composed of clinker, slag, limestone and plaster, and the composition of those materials varies depending on the intended final product. Also, in Arcos, there is extraction of limestone and dolomite destined to UPV.

On August 31, 2023, the reverse merger of CSN Cimentos into CSN Cimentos Brasil and transfer of all assets, assets (movable and immovable), rights and obligations. The Valuation Report of CSN's net worth Cimentos was prepared based on a specific balance sheet with a base date of June 30, 2023.

As a result of the merger, the net equity of CSN Cimentos Brasil was increased by R$2,383,275,916.52 (two billion, three hundred and eighty-three million, two hundred and seventy-five thousand, nine hundred and sixteen reais and fifty-two centavos), with R$2,300,489,487.22 (two billion, three hundred million, four hundred and eighty-nine thousand, four hundred and eighty-seven reais and twenty-two centavos) were allocated to the share capital and R$82,786,429.30 (eighty-two million, seven hundred and eighty-six thousand, four hundred and twenty-nine reais and thirty cents) to the capital reserve account.

(R$'000)	Accounting collection as of June 30, 2023
Cash and cash equivalents	111,937
Trade receivables	95,506
Inventories	245,701
Other assets	229,560
Corporate investments	1,198,743
Property, plant and equipment	3,573,944
Intangíible assets	889,979
Investment properties	631
Total Assets	6,346,001
Trade payables	375,049
Borrowings and financing	2,678,625
Salaries and social charges	15,432
Taxes payable	42,383
Lease liabilities	15,392
Tax, social security, labor and civil	11,489
Provisions for environmental liabilities and asset decommissioning	83,076
Other payables	741,279
Total Liabilities	3,962,725

Net assets	2,383,276

32

(In thousands of reais - R$, unless otherwise stated)

•      ELIZABETH CIMENTOS S.A. (“Elizabeth Cimentos”)

On August 31, 2021, the acquisition of control of Elizabeth Cimentos and Elizabeth Mineração, through its subsidiary CSN Cimentos, was concluded.

Elizabeth Cimentos is a corporation located in Paraíba which manufactures and sells Portland cement and clinker. Its products are marketed in all states of the North and Northeast regions.

•      SEPETIBA TECON S.A. (“Tecon”)

It aims to explore Container Terminal at the Port of Itaguaí, located in Itaguaí, in the State of Rio de Janeiro. The terminal is connected to the UPV by the Southeast railroad network, which is granted to MRS Logística S.A. The services provided are handling operations and storage of containers, steel products and cargo in general, among other products and services for washing, maintenance and hygiene of containers.

Tecon won a bidding procedure and entered into the lease agreement on October 23, 1998, starting operations in 2001, for operation of the port terminal for a period of 25 years, extendable for an equal period. In 2022, this deadline was extended for additional 25 years.

Upon termination of the lease, all rights and benefits transferred to Tecon will return to the Federal Government, together with the assets owned by Tecon and those resulting from investments made by it in leased assets, declared reversible by the Federal Government as they are necessary for the continuity of the provision of the service granted. The assets declared reversible will be indemnified by the Federal Government at the residual value of their cost, determined by Tecon’s accounting records after deducting depreciation.

•      ESTANHO DE RONDÔNIA S.A. (“ERSA”)

Headquartered in the state of Rondônia, the subsidiary operates two units, one in the city of Itapuã do Oeste/RO and the other in Ariquemes/RO. Mining is located in Itapuã do Oeste, where cassiterite (tin ore) is extracted, and in Ariquemes, the foundry where metallic tin is obtained, which is the raw material used at UPV for the manufacture of metal sheets.

•      COMPANHIA METALÚRGICA PRADA (“Prada”)

Prada operates in two segments: metal steel packaging and flat steel processing and distribution.

Packaging

In the metal steel packaging segment, Prada produces the best and safest cans, buckets, and aerosols. It serves the chemical and food segments, providing packaging and lithography services to the main companies in the market.

Distribution

Prada also operates in the flat steel processing and distribution area, with a diversified product line. Supplies coils, rolls, plates, stripes, blanks, metal sheets, profiles, tubes, and tiles, among other products, for the most different segments of the industry - from automotive to civil construction. It is also specialized in providing steel processing services, meeting the demand from companies all over the country.

•      METALGRÁFICA IGUAÇU S.A. (“Metalgráfica”)

Founded in 1951, Metalgráfica has units in Ponta Grossa (PR) and Goiânia (GO), and produces steel cans for the national and international market of metal food packaging. The operation is a strategic step towards expanding the production capacity of CSN's packaging division. The technology used by Metalgráfica is more modern than that used by CSN, improving the competitiveness of the business and strengthening the national chain, especially in relation to substitute packaging.

33

(In thousands of reais - R$, unless otherwise stated)

•      CSN ENERGIA S.A. (“Energia”)

Its main objective is to sell electric energy to supply the operational needs of its Parent Company and its respective subsidiaries. If there is a surplus of the acquired energy, it is sold to the market through the CCEE ("Electric Energy Trading Chamber"). The company's head office is located in Rio de Janeiro.

•      FTL - FERROVIA TRANSNORDESTINA LOGÍSTICA S.A. (“FTL”)

Company created for the purpose of incorporating the spun-off portion of Transnordestina Logística S.A. It operates public cargo transportation services in the northeast of Brazil, in the stretches between the cities of São Luís and Altos, Altos and Fortaleza, Fortaleza and Sousa, Sousa and Recife/Jorge Lins, Recife/Jorge Lins and Salgueiro, Jorge Lins and Propriá, Paula Cavalcante and Cabedelo (Branch of Cabedelo) and Itabaiana and Macau (Branch of Macau) (“Malha I”).

On March 23, 2021, CSN subscribed FTL shares through the capitalization of credits arising from Advances for Future Capital Increase (AFAC) in the amount of R$10,860, increasing its interest in FTL’s capital from 92.38% to 92.71%. As a result of the operations described above, which caused a change in shareholder participation, the Company recorded a loss in the amount of R$29, recorded in shareholders’ equity under “Other comprehensive income”. There was no change in the corporate structure in 2023.

•      CSN MINERAÇÃO S.A. (“CSN Mineração”)

Headquartered in Congonhas, in the State of Minas Gerais, CSN Mineração S.A. has as its main objective the production, purchase and sale of iron ore, and has the commercialization of products in the foreign market as its focal point. As of November 30, 2015, CSN Mineração S.A. started to centralize CSN’s mining operations, including the establishments of the Casa de Pedra mine, the TECAR port and an 18.63% stake in MRS. CSN's stake in this subsidiary on December 31, 2023 was of 79.75% (79.75% on December 31, 2022).

• MINÉRIOS NACIONAL S.A. (“Minérios Nacional”)

Headquartered in Congonhas, in the State of Minas Gerais, Minérios Nacional has as main objective the production and sale of iron ore. The subsidiary concentrates the mining rights assets related to the Fernandinho, Cayman and Pedras Pretas mines, all in Minas Gerais transferred to Minérios Nacional S.A. in the business combination operation that took place in 2015.

•      CBSI - COMPANHIA BRASILEIRA DE SERVIÇOS DE INFRAESTRUTURA (“CBSI”)

Located in the city of Araucária, PR, the main purpose of CBSI is to render services to subsidiaries, associates, controlling companies and third-party entities related to the recovery and maintenance of industrial machinery and equipment, civil maintenance, industrial cleaning, preparation product logistics, among others.

•      COMPANHIA FLORESTAL DO BRASIL (“CFB”)

Companhia Florestal do Brasil, a legal entity governed by private law, was incorporated on May 24, 2013. It is organized as a closely-held corporation and the company's head office is located in São Paulo.

• STAHLWERK THÜRINGEN GMBH (“SWT”)

The SWT was formed from the defunct Maxhütte steel industrial complex in Unterwellenborn, Germany. SWT produces used steel profiles for civil construction in accordance with international quality standards. It main raw material is steel scrap, and its installed production capacity is 1.1 million tons of steel per year. SWT is an indirect subsidiary of CSN Steel S.L.U., a wholly owned subsidiary of CSN.

•      COMPANHIA SIDERÚRGICA NACIONAL – LLC (“CSN LLC”)

Companhia Siderúrgica Nacional, LLC, a wholly owned subsidiary of CSN Steel S.L.U. which, in turn, is a wholly owned subsidiary of CSN, is an importer and marketer of steel products and maintains its activities in the United States.

34

(In thousands of reais - R$, unless otherwise stated)

•      LUSOSIDER AÇOS PLANOS, S.A. (“Lusosider”)

Incorporated in 1996, as a continuation of Siderúrgica Nacional - a company privatized by the Portuguese government that year, Lusosider is the only Portuguese industry in the steel sector to produce cold-rolled flat steel, with an anti-corrosion coating. Lusosider has an installed capacity of approximately 550 thousand tons/year to produce four large groups of steel products: galvanized sheet, cold-rolled sheet, pickled sheet, and oil-coated sheet. The products manufactured by Lusosider may be used in the packaging industry, civil construction (tubes and metallic structures) and in components for home appliances.

•      COMPANHIA ESTADUAL DE GERAÇÃO DE ENERGIA ELÉTRICA – CEEE-G.

On October 21, 2022, Companhia Florestal Brasileira acquired a 66.23% stake in Companhia Estadual de Geração de Energia Elétrica – CEEE-G, which belonged to the State of Rio Grande do Sul, later it also acquired on December 15, 2022 the 32.73% stake in CEEE-G which belonged to Centrais Elétricas Brasileiras S.A. - Eletrobras.

The company is headquartered at Avenida Joaquim Porto Villanova, nº 201, Prédio A, Sala 723, Bairro Jardim Carvalho, Porto Alegre, State of Rio Grande do Sul. CEEE-G's main purpose is to carry out studies, projects, construction and operation of power plants, as well as entering into company acts resulting from these activities, such as the sale of electricity. CEEE-G exercises share control of Special Purpose Entities (SPEs) Ventos de Curupira S.A., Ventos de Povo Novo S.A. and Ventos de Vera Cruz S.A., incorporated in February 2014 and members of the consortium responsible for building the Povo Novo Wind Complex. CEEE-G's stake as of December 31, 2023 is 99.99%.

•      COMPANHIA ENERGÉTICA CHAPECÓ – CEC

Companhia Energética Chapecó, headquartered in the city of São Paulo, is an independent electricity production concessionaire whose main activity is to take advantage of the electric energy potential located on the Chapecó River, through a hydroelectric power plant, among the municipalities of Ipuaçu and São Domingos, in the state of Santa Catarina, called Quebra-Queixo Generator Center. On December 11, 2000, Companhia Energética Chapecó signed the Concession Agreement for the Use of Public Assets for the generation of electricity 94/2000 with the Brazilian Electricity Regulatory Agency – Aneel. The concession has a term of 35 years from the date of signature of the concession contract by the granting authority, which may be extended under the conditions established by ANEEL, and provided that the exploration of the hydroelectric use is in accordance with the conditions of the concession contract and in the legislation of the sector.

•      CSN CIMENTOS BRASIL S.A. (“CSN Cimentos Brasil”)

On September 6, 2022, CSN and LafargeHolcim (Brasil) S.A. ("LafargeHolcim") is a corporation, domiciled in Brazil, with its headquarters located at Estrada Aterrado do Leme, Santa Cruz, Rio de Janeiro - RJ, with industrial plants, warehouses and branches in a large part of the national territory. Its main activities are: production, industry and general trade of cement, lime, mortar, minerals and metals in general and complementary products for civil construction, in natura. The stake as of December 31, 2023 is 99.99%.

- Share buyback program of the subsidiary CSN Mineração

On March 24, 2021, November 3, 2021 and May 18, 2022, they were approved in Meetings of the Board of Management, the share buyback programs issued by the Company itself, to remain in treasury and subsequent sale or cancellation, in accordance with CVM Instruction 567/2015, as amended, described below.

On May 18, 2022, the Board of Directors Meeting approved the cancellation of 105,907,300 shares registered common shares with no par value, repurchased and held in treasury. On December 31, 2023, the subsidiary CSN Mineração did not have treasury shares.

35

(In thousands of reais - R$, unless otherwise stated)

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation	Treasury balance
1º	03/24/2021	58,415,015	from 3/25/2021 to 9/24/2021	R$6.1451	R$5.5825 and R$6.7176	52,940,500		52,940,500
2º	11/03/2021	53,000,000	from 04/11/2021 to 9/24/2022	R$6.1644	R$5.0392 and R$6.1208	52,466,800		105,907,300
	05/18/2022			Not applicable	Not applicable		105,907,300
3º	05/18/2022	106,000,000	from 05/19/2022 to 5/18/2023
						105,407,300	105,907,300

Sale of shareholding – Consórcio Machadinho

The Consórcio Machadinho is responsible for the exploration of HPP Machadinho, located on the Uruguay River, on the border of the states of Santa Catarina and Rio Grande do Sul, with an installed capacity of 1,140 MW and a physical guarantee of 519.8 average MW. CEEE-G's share in the Consortium was 5.53%, which implied the same percentage of costs and charges for the project under its responsibility.

As provided for in item 5.54 of the Privatization Notice of Auction Notice No. 01/2022 and under the terms of the contract establishing the Consórcio Machadinho, the other consortium members exercised their right of preference to acquire the entire stake in CEEE-G. The sale of CEEE-G's stake in Consórcio Machadinho occurred after the parties agreed to all the terms and conditions of the definitive transaction documents and the usual conditions for closing.

Under the terms and conditions of the agreed contract, the completion of the transaction was subject to compliance with the Precedent Condition, with the closure subject to the parties obtaining prior approval from the National Electric Energy Agency – ANEEL to carry out the Transaction, the which was granted in August 2023. The Closing of the transaction was carried out on 09/29/2023, for the amount of R$ 114,763,385.98 (one hundred and fourteen million, seven hundred and sixty-three thousand, three hundred and eighty-five reais and ninety-eight cents).

9.c)	Joint ventures and joint operations financial information

The balance sheet and income statement balances of the companies whose control is shared are shown below and refer to 100% of the companies’ results:

				12/31/2023				12/31/2022
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.27%	48.03%	50.00%	48.75%	37.27%	48.03%	50.00%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	3,388,052	786,007	13,953	93,712	867,937	1,164	8,983	46,946
Advances to suppliers	101,318	6,161	77	409	29,500	21,036	1,384	1,273
Other current assets	1,390,540	67,758	16,747	30,517	1,351,335	78,777	11,648	30,735
Total current assets	4,879,910	859,926	30,777	124,638	2,248,772	100,977	22,015	78,954
Non-current Assets
Other non-current assets	679,749	97,560	599	18,054	887,987	255,367	1,643	19,007
Investments, PP&E and intangible assets	12,774,225	12,062,189	48,570	296,818	11,541,779	11,029,525	41,709	325,911
Total non-current assets	13,453,974	12,159,749	49,169	314,872	12,429,766	11,284,892	43,352	344,918
Total Assets	18,333,884	13,019,675	79,946	439,510	14,678,538	11,385,869	65,367	423,872

Current Liabilities
Borrowings and financing	993,367	167,201	8,552		735,231	142,073	5,497
Lease liabilities	565,002		684		472,129		701
Other current liabilities	2,111,251	80,851	8,310	21,222	1,682,928	150,268	5,777	14,326
Total current liabilities	3,669,620	248,052	17,546	21,222	2,890,288	292,341	11,975	14,326
Non-current Liabilities
Borrowings and financing	5,879,207	8,481,707	12,734		3,604,793	7,142,895	14,446
Lease liabilities	1,665,072		253		1,928,931		630
Other non-current liabilities	729,736	1,873,232	1,827	22,140	740,892	1,484,884	1,353	18,914
Total non-current liabilities	8,274,015	10,354,939	14,814	22,140	6,274,616	8,627,779	16,429	18,914
Shareholders’ equity	6,390,249	2,416,684	47,586	396,148	5,513,634	2,465,749	36,963	390,632
Total liabilities and shareholders’ equity	18,333,884	13,019,675	79,946	439,510	14,678,538	11,385,869	65,367	423,872

36

(In thousands of reais - R$, unless otherwise stated)

				01/01/2023 to 12/31/2023				01/01/2022 to 12/31/2022
	Joint-Venture			Joint-Operation		Joint-Venture		Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.27%	48.03%	50.00%	48.75%	37.27%	48.03%	50.00%	48.75%
Statements of Income
Net revenue	6,445,618	570	52,453	191,430	5,592,118	375	41,307	188,024
Cost of sales and services	(3,444,706)		(29,333)	(99,756)	(3,477,896)		(24,977)	(100,454)
Gross profit	3,000,912	570	23,120	91,674	2,114,222	375	16,330	87,570
Operating (expenses) income	(485,694)	(38,885)	(4,640)	(83,139)	(243,399)	(40,685)	(3,769)	(77,742)
Financial income (expenses), net	(722,407)	(10,745)	(2,763)	5,849	(641,862)	(21,551)	(3,211)	2,545
Profit/(Loss) before IR/CSLL	1,792,811	(49,060)	15,717	14,384	1,228,961	(61,861)	9,350	12,373
Current and deferred IR/CSLL	(586,831)		(3,388)	(4,673)	(354,786)		(1,479)	(4,408)
Profit / (loss) for the year	1,205,980	(49,060)	12,329	9,711	874,175	(61,861)	7,871	7,965

•      ITÁ ENERGÉTICA S.A. - (“ITASA”)

ITASA is a corporation established in July 1996 that was engaged to operate under a concession, the Itá Hydropower Plant (“HPP Itá”), with 1,450 MW of installed power, located on the Uruguay River, on the Santa Catarina and Rio Grande do Sul state border. The HPP Itá concession is shared with ENGIE Brasil Energia S.A., with CSN holding 48.75%.

•      MRS LOGÍSTICA S.A. (“MRS”)

Located in the city of Rio de Janeiro-RJ, the company aims to exploit, for an onerous concession, the public service of railway cargo transportation in the areas of the Southeast Network, located on the Rio de Janeiro, São Paulo, and Minas Gerais axis, previously held by the extinct Rede Ferroviária Federal S.A. - RFFSA. The concession has a term of 30 years from December 1, 1996, extendable for an equal period by exclusive decision of the grantor. In July 2022, the granting authority approved the extension of the concession for additional 30 years from December 1, 2026.

MRS can also explore modal transport services related to rail transport and participate in projects aimed at expanding the rail services granted.

For the provision of services, MRS leased from RFFSA, for the same period of the concession, the assets necessary for the operation and maintenance of the rail freight transport activities. At the end of the concession, all leased assets will be transferred to the possession of the railway transport operator designated in that same act.

The Company directly holds an 18.64% interest in the total capital of MRS and indirectly, through its subsidiary CSN Mineração S.A., a 14.86% interest in the capital of MRS, totaling a 37.27% interest.

•      CONSÓRCIO DA USINA HIDRELÉTRICA DE IGARAPAVA

The Igarapava Hydropower Plant is located on the Grande River, in the city of Conquista, MG, and has installed capacity of 210 MW. It consists of 5 Bulb-type generating units.

CSN holds 17.92% of the investment in the consortium, whose specific purpose is the distribution of electricity, which is distributed according to the percentage of participation of each company.

•      CONSÓRCIO DA USINA HIDRELÉTRICA DE ITAÚBA

The Itaúba Hydroelectric Plant is located on the Jacuí River, in the municipality of Pinhal Grande, state of Rio Grande do Sul, and is composed of four by 4 Generating Units, with an installed power of 500,400.00 KW. CSN has a direct interest of 36.60% and indirectly through its subsidiaries a further 63.40%, totaling of 100%.

•      CONSÓRCIO DA USINA HIDRELÉTRICA DE PASSO REAL

The Passo Real Hydroelectric Power Plant is located on the Jacuí River, in the municipality of Salto do Jacuí, state of Rio Grande do Sul, and is made up of four by 2 Generating Units, with an installed power of 158,000.00 KW. CSN has a direct stake of 46.97% and indirectly through its subsidiaries a further 53.03%, totaling a stake of 100%.

37

(In thousands of reais - R$, unless otherwise stated)

9.d)	TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

TSA is primarily engaged in the public service operation and development of a railroad network in the Northeast of Brazil, comprising the rail links Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro- Porto de Suape, and Missão Velha-Porto de Pecém (“Malha II”). On December 23, 2022, after extensive negotiations involving ANTT, TCU and the then Ministry of Infrastructure, the first amendment to the Concession Agreement was signed, which redefined the scope and deadlines for completion of the TLSA sections, notably to provide for the return of the section Salgueiro-Porto de Suape, which results in a project with the current 1,206 km of rail network and completion deadline up to December 2029.

Management relies on resources from its shareholders and third parties to complete the work, which is expected to be available, based on previously conducted agreements and recent discussions between the parties involved. After evaluating this matter, Management concluded that the use of the project’s business continuity accounting basis in the preparation of the financial statements was considered appropriate.

Measurement of recoverable value:

Cash flow projection	By 2057
Gross margin	Estimated based on market study to capture cargo and operating costs according to market trend studies
Cost estimate	Study-based costs and market trends
Perpetuity growth rate	Growth rate was not considered as a result of the projection model until the end of the concession
Discount rate	Range from 5.96% to 6.89% in real terms.

Additionally, CSN, as an investor, carried out is impairment test of its interest in TLSA through the ability to distribute dividends by TLSA, a methodology known as the Dividend Discount Model, or DDM, to remunerate the capital invested by its shareholders. For the performance of this test, some factors were taken into account, such as:

•	The dividend flow was extracted from TLSA’s nominal cash flow;
•	The dividend flow was calculated considering the percentages of annual participation, considering the dilutions of CSN’s participation resulting from the amortization of debts;
•	This dividend flow was then discounted to present value using the cost of equity (Ke) embedded in TLSA’s WACC rate; and
•	This extracted Ke was the one calculated in “rolling WACC” from TLSA.

Due to the sharing of investors’ risks and the fact that the asset being tested represents the cash-generating unit itself, which in turn equals the legal entity, the risk determined by CSN’s Management is the same as that applied by TLSA when evaluating the investment of its own assets, with no additional risk factor to the model.

Based on the analyses and interpretations of the paragraphs of IAS 28 - Investments in Associates and Joint Ventures and measurement through the impairment test of the investment made, expanding its profitability projections, bringing greater security with respect to its operating assets, thus leading to the Company's decision to reverse impairment of the TLSA’s Fair Value recorded in 2016, in the amount of R$387,989. Therefore, it was not necessary to recognize any additional impairment.

Accounting Policy

Equity method of accounting and Consolidation

The equity method of accounting for subsidiaries, joint ventures and associates is applied. Other investments are held at fair value or cost.

Subsidiaries: They are entities in which the Company has significant influence over its financial and operating policies and/or potential exercisable or convertible voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and cease to be consolidated on the date on which control ceases.

38

(In thousands of reais - R$, unless otherwise stated)

Jointly Controlled Entities: are all entities in which the Company has jointly contractually controlled control with one or more parties and can be classified as follows:

Joint operations: are accounted for in the financial statements in order to represent the Company's contractual rights and obligations.

Joint ventures: are accounted for under the equity method and are not consolidated.

Associates: are all entities over which the Company has significant influence but not control, generally through a shareholding of 20% to 50% of the voting rights. Investments in associates are initially recognized at cost and subsequently measured using the equity method.

Exclusive funds

The exclusive funds are private investment funds in which CSN’s resources are allocated according to the Company’s intention. They are managed by BNY Mellon Serviços Financeiros DTVM S.A. and Caixa Econômica Federal (CEF).

Transactions between subsidiaries, associates, joint ventures and joint operations

Unrealized balances and gains on transactions with subsidiaries, jointly controlled entities and associates are eliminated proportionally to CSN’s interest in the entity in question in the consolidation process. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. The effects on the results of transactions with jointly controlled entities are also eliminated, where part of the equity in results of jointly controlled entities is reclassified to financial expenses, cost of products sold and income tax and social contribution.

The subsidiaries and jointly controlled entities have the same reporting date and accounting policies as those adopted by the Company.

Foreign currency transactions and balances

The transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuations when their values are remeasured. Foreign exchange gains and losses resulting from the settlement of those transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement as financial result, except when they are recognized in shareholders' equity as a result of foreign operation characterized as foreign investment.

Advances made in foreign currencies are recorded at the exchange rate of the date the entity makes the advance payments or receipts, recognizes (transaction date) as a non-monetary asset or non-monetary liability.

Impairment testing

Investments are reviewed for verification of impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized at the amount by which the carrying amount of the asset exceeds its recoverable amount.

9.e)	Investment properties

The balance of investment properties is shown below:

39

(In thousands of reais - R$, unless otherwise stated)

			Consolidated			Parent Company
	Land	Buildings	Total	Land	Buildings	Total
Balance at December 31, 2022	101,513	57,567	159,080	94,257	45,886	140,143
Cost	101,513	87,977	189,490	94,257	74,392	168,649
Accumulated depreciation		(30,410)	(30,410)	-	(28,506)	(28,506)
Balance at December 31, 2022	101,513	57,567	159,080	94,257	45,886	140,143
Acquisitions	48,000		48,000
Depreciation (note 25)		(3,048)	(3,048)		(2,382)	(2,382)
Transfer between groups - fixed assets and investment property	7,298		7,298
Write-off		(5,376)	(5,376)
Balance at December 31, 2023	156,811	49,143	205,954	94,257	43,504	137,761
Cost	156,811	82,737	239,548	94,257	74,392	168,649
Accumulated depreciation		(33,594)	(33,594)		(30,888)	(30,888)
Balance at December 31, 2023	156,811	49,143	205,954	94,257	43,504	137,761

The Company’s estimate of the fair value of investment properties was made for December 31, 2023. The fair value of investment property in the consolidated balance as of December 31, 2023 is R$2,235,614 (R$2,163,610 as of December 31, 2022) and in the parent company R$2,117,924 (R$2,097,290 as of December 31 2022).

The average estimated useful lives for the years are as follows (in years):

		Consolidated		Parent Company
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Buildings	28	27	29	28

Accounting Policy

The Company’s investment properties consist of land and buildings maintained to earn rental income and capital appreciation. The measurement method used is the acquisition or construction cost less accumulated depreciation and reduction to its recoverable value, when applicable. The accumulated depreciation of buildings is calculated using the straight-line method based on the estimated useful life of the properties subject to depreciation. Land is not depreciated since it has an indefinite useful life.

10.	PROPERTY, PLANT AND EQUIPMENT

								Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress (ii)	Right of use (i)	Other (*)	Total
Balance at December 31, 2022	485,107	4,451,114	16,525,293	40,882	4,025,550	644,880	197,619	26,370,445
Cost	485,107	8,741,911	36,373,386	284,863	4,025,550	1,057,566	643,304	51,611,687
Accumulated depreciation		(4,290,797)	(19,848,093)	(243,981)		(412,686)	(445,685)	(25,241,242)
Balance at December 31, 2022	485,107	4,451,114	16,525,293	40,882	4,025,550	644,880	197,619	26,370,445
Effect of foreign exchange differences	(4,586)	(5,859)	(19,497)	(1,877)	(2,973)	(1,667)	(104)	(36,563)
Acquisitions	49,434	45,852	265,728	2,791	4,040,151	73,215	59,035	4,536,206
Capitalized interest (1) (notes 28)					182,799			182,799
Write-offs (note 27) (2)	(1,627)	(12,021)	(15,118)	(27)	(82,136)		(6,590)	(117,519)
Depreciation (note 26)		(282,612)	(2,600,210)	(10,245)		(165,952)	(69,220)	(3,128,239)
Transfers to other asset categories	3,025	347,730	3,250,098	13,901	(3,737,635)		122,881
Transfer between groups - intangible assets and investment property	(6,637)	(21,528)	3,420	101	(13,979)		42	(38,581)
Right of use - Remesurement						124,310		124,310
Mazet Acquisition	591	9,468	8,281	391			814	19,545
Others		175	1,527		13,353			15,055
Balance at December 31, 2023	525,307	4,532,319	17,419,522	45,917	4,425,130	674,786	304,477	27,927,458
Cost	525,307	9,110,694	39,597,174	297,916	4,425,130	1,126,977	860,818	55,944,016
Accumulated depreciation		(4,578,375)	(22,177,652)	(251,999)		(452,191)	(556,341)	(28,016,558)
Balance at December 31, 2023	525,307	4,532,319	17,419,522	45,917	4,425,130	674,786	304,477	27,927,458

40

(In thousands of reais - R$, unless otherwise stated)

								Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress (ii)	Right of use (i)	Other (*)	Total
Balance at December 31, 2022	25,615	287,746	6,533,142	10,201	900,421	11,433	17,927	7,786,485
Cost	25,615	520,372	15,233,464	100,323	900,421	38,133	132,076	16,950,404
Accumulated depreciation		(232,626)	(8,700,322)	(90,122)		(26,700)	(114,149)	(9,163,919)
Balance at December 31, 2022	25,615	287,746	6,533,142	10,201	900,421	11,433	17,927	7,786,485
Acquisitions			3,979	628	1,723,924		176	1,728,707
Capitalized interest (1) (note 26)					58,174			58,174
Write-offs (note 26)			(1,367)		(97,638)			(99,005)
Depreciation (note 25)		(17,837)	(1,141,197)	(1,797)		(9,358)	(8,384)	(1,178,573)
Transfers to other asset categories		14,421	1,702,696	476	(1,759,843)		42,250
Transfer between groups - intangible assets and investment property					(10,864)			(10,864)
Right of use - Remesurement						3,992		3,992
Others			(101)					(101)
Balance at December 31, 2023	25,615	284,330	7,097,152	9,508	814,174	6,067	51,969	8,288,815
Cost	25,618	534,794	16,938,652	101,426	814,174	41,584	171,615	18,627,863
Accumulated depreciation		(250,464)	(9,841,500)	(91,918)		(35,517)	(119,649)	(10,339,048)
Balance at December 31, 2023	25,618	284,330	7,097,152	9,508	814,174	6,067	51,966	8,288,815

(*) Refer substantially to: i) in the consolidated table: assets for railway use, such as yards, rails, mines, and sleepers; and ii) in the parent company's table: improvements to third-party assets, vehicles and hardware.

(**) Advances in business expansion projects stand out, mainly Expansion of the port in Itaguaí and Casa de Pedra, Itabirito Project, Recovery of tailings from dams, Projects for new integrated Cement Plants and repairs to coke batteries in Presidente Vargas Plant.

(1) The capitalized borrowing costs are basically determined for the projects in Steelmaking and Mining and refer substantially, to:

- CSN: Technological updates and acquisition of new equipment for maintenance of the production capacity of UPV Plant (RJ);

- CSN Mineração: Expansion of Casa de Pedra (MG) and TECAR (RJ).

(2) In September 2023, CEEE-G sold its stake in Consórcio Machadinho, where it recognized the write-off of assets related to this stake in the amount of R$22,326, an amount recognized in other operating expenses (see note 26).

(i)	Right of use

Below the movements of the right of use:

					Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2022	465,048	62,431	83,161	34,240	644,880
Cost	548,756	107,782	277,865	123,164	1,057,567
Accumulated depreciation	(83,708)	(45,351)	(194,704)	(88,924)	(412,687)
Balance at December 31, 2022	465,048	62,431	83,161	34,240	644,880
Effect of foreign exchange differences		(503)	(340)	(824)	(1,667)
Addition	65,081	4,400		3,734	73,215
Remesurement	16,704	37,506	64,755	5,345	124,310
Depreciation	(31,751)	(18,116)	(97,181)	(18,904)	(165,952)
Transfers to other asset categories	(2,159)	339	3,754	(1,934)
Balance at December 31, 2023	512,923	86,057	54,149	21,657	674,786
Cost	629,004	143,926	254,640	99,407	1,126,977
Accumulated depreciation	(116,081)	(57,869)	(200,491)	(77,750)	(452,191)
Balance at December 31, 2023	512,923	86,057	54,149	21,657	674,786

41

(In thousands of reais - R$, unless otherwise stated)

				Parent Company
	Land	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2022	9,400	1,870	163	11,433
Cost	33,307	2,639	2,187	38,133
Accumulated depreciation	(23,907)	(769)	(2,024)	(26,700)
Balance at December 31, 2022	9,400	1,870	163	11,433
Remesurement	3,906	86		3,992
Depreciation	(8,397)	(795)	(166)	(9,358)
Transfers to other asset categories	201	(204)	3
Balance at December 31, 2023	5,110	957		6,067
Cost	37,416	2,477	1,691	41,584
Accumulated depreciation	(32,306)	(1,520)	(1,691)	(35,517)
Balance at December 31, 2023	5,110	957		6,067

The average estimated useful lives are as follows (in years):

		Consolidated		Parent Company
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Buildings and Infrastructure	33	34	30	31
Machinery, equipment and facilities	20	18	23	20
Furniture and fixtures	11	12	13	13
Others	10	9	10	12

Accounting Policy

Property, plant and equipment are carried at cost of acquisition, formation or construction, minus accumulated depreciation or depletion and any impairment loss. Depreciation is calculated using the straight-line method based on the remaining useful life of assets or the term of the contract, whichever is shorter. The depletion of mines is calculated based on the quantity of ore mined. Land is not depreciated since their useful life is considered indefinite. All other disbursements are expensed as incurred.

•	Capitalized interest

Borrowing costs directly attributable to the acquisition, construction and or production of qualifying assets are capitalized as part of the cost of the asset when it is probable that they will result in future economic benefits and on which date they are ready to determine their functions in the manner intended by the Company.

•	Development Costs of New Ore Deposits

Costs for the development of new ore deposits, or for the expansion of the capacity of the mines in operation are capitalized and amortized by the method of units produced (extracted) based on the probable and proven quantities of ore.

•	Exploration Expenses

Exploration expenses are recognized as expenses until the viability of the mining activity is established; after that period, subsequent costs are capitalized.

•	Waste Removal Costs

Expenses incurred during the development phase of a mine, prior to the production phase, are accounted for as part of the depreciable development costs. Subsequently, these costs are amortized over the useful life of the mine on the basis of probable and proven reserves.

•	Stripping Costs

The stripping costs incurred in the production phase are added to the stock value, except when a specific extraction campaign is carried out to access deeper deposits of the deposit. In this case, costs are capitalized and classified in non-current assets and are amortized over the useful life of the deposit.

42

(In thousands of reais - R$, unless otherwise stated)

11.    INTANGIBLE ASSETS

							Consolidated		Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Total
Balance at December 31, 2022	4,131,483	152,484	87,846	225,187	6,188,654	2,400	10,788,054	59,499	59,499
Cost	4,371,890	753,307	296,456	226,581	6,400,593	2,400	12,051,227	178,747	178,747
Accumulated amortization	(131,077)	(600,823)	(208,610)	(1,394)	(211,939)		(1,153,843)	(119,248)	(119,248)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2022	4,131,483	152,484	87,846	225,187	6,188,654	2,400	10,788,054	59,499	59,499
Effect of foreign exchange differences		(4,999)	2,182	(9,104)		(117)	(12,038)
Acquisitions		349	1,956		9,700		12,005	26	26
Transfer between groups - fixed assets and investment property	(5,228)		16,179	83	20,249		31,283	10,864	10,864
Write-offs (note 27)			(35,245)				(35,245)
Amortization (note 26)		(62,558)	(55,486)	(2,169)	(127,641)		(247,854)	(12,507)	(12,507)
Others			276				276
Balance at December 31, 2023	4,126,255	85,276	17,708	213,997	6,090,962	2,283	10,536,481	57,882	57,882
Cost	4,675,302	718,929	276,617	217,560	6,431,706	2,283	12,322,397	190,240	190,240
Accumulated amortization	(549,047)	(633,653)	(258,909)	(3,563)	(340,744)		(1,785,916)	(132,358)	(132,358)
Balance at December 31, 2023	4,126,255	85,276	17,708	213,997	6,090,962	2,283	10,536,481	57,882	57,882

(*) Comprised mainly of: (i) mining rights whose amortization is based on production volume and (ii) Concession agreement for the use of water resources in the acquisition of control of CEEE-G, amortized over the agreement term in this case, 30 years.

The average estimated useful lives are as follows (in years):

		Consolidated		Parent Company
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Software	10	10	9	10
Customer relationships	13	13

11.a)	Goodwill impairment test

Goodwill arising from expected future profitability of acquired companies and intangible assets with indefinite useful lives (brands) were allocated to CSN’s cash-generating units (CGUs) which represent the lowest level of assets or group of assets of the Group. According to CPC 01 (R1)/IAS36, when a CGU has an intangible asset with no defined useful life allocated, the Company must perform an impairment test. The CGUs with intangible assets in this situation are shown below:

							Consolidated
		Goodwill		Trademarks		Total
Cash generating unity	Segment	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022

Packaging (1)	Steel	170,163	170,163			170,163	170,163
Long steel (2)	Steel	235,595	235,595	213,997	225,187	449,592	460,782
Mining (3)	Mining	3,236,402	3,236,402			3,236,402	3,236,402
Other Steel (4)	Steel	15,225	15,225			15,225	15,225
Cements (5)	Cement	468,870	474,098			468,870	474,098
		4,126,255	4,131,483	213,997	225,187	4,340,252	4,356,670

(1) The goodwill of R$268,078 from the Packaging cash generating unit is presented net of the loss due to reduction in recoverable value (impairment) in the amount of R$109,330, recognized in 2011. In August 2022, goodwill was recognized on the acquisition of Metalgráfica Iguaçu in the amount of R$96,472.

(2) The goodwill and trademark that are recorded in intangible assets at long steel segment, derives from the business combination of Stahlwerk Thuringen GmbH ("SWT") and Gallardo Sections CSN. The assets mentioned are considered to have indefinite useful lives as they are expected to contribute indefinitely to the Company's cash flows.

(3) Refers to goodwill due to expected future profitability, resulting from the acquisition of Namisa by CSN Mineração, concluded in December 2015. From 2016 onwards, the balance began to be tested annually for recoverability analysis purposes.

(4) On November 29, 2019, CSN acquired the stake held by CKTR Brasil Serviços Ltda., corresponding to 50% of CBSI's shares, and now holds 100% of CBSI's share capital.

(5) In the acquisition of Elizabeth Cimentos S.A. in August 2021 goodwill for expected future profitability in the amount of R$83,266 was generated, and in December 2022 goodwill for expected future profitability of CSN Cimentos Brasil S.A. in the amount of R$390,832 was recognized. The goodwill is recorded in the acquirer CSN Cimentos S.A. In 2023, R$5,228 was transferred to fixed assets.

43

(In thousands of reais - R$, unless otherwise stated)

The impairment testing of the goodwill and the trademark include the balance of property, plant and equipment of the cash-generating units and also the intangible assets. The test is based on the comparison between the actual balances and the value in use of those units, determining based on the projections of discounted cash flows and use of such assumptions and judgments as: growth rate, costs and expenses, discount rate, working capital, future Capex and macroeconomic assumptions observable in the market.

The main assumptions used in calculating the values in use as of December 31, 2023 are as follows:

	Packaging	Mining	Other Steelmaking	Flat Steel (*)	Flat Steel (*)	Logistics (**)	Cements
Measurement of recoverable value	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow
Cash flow projection	Until 2033 + perpetuity	Until the end of the mine's useful life	Until 2033 + perpetuity	Until 2033 + perpetuity	Until 2033 + perpetuity	Until 2027	Until 2033 + perpetuity
Gross Margin	Gross margin updated based on historical data, impacts of business restructuring and market trends	It reflects projection of costs due to the progress of the mining plan as well as startup and project ramp up. Prices and exchange rates projected according to sectoral reports.	Gross margin updated based on historical data and market trends	Gross margin updated based on historical data and market trends	Gross margin updated based on historical data and market trends	Estimated based on market study to captures cargo and operational costs according to market trend studies	Gross margin updated based on historical data and market trends
Cost atualization	Cost based on historical data of each product and impacts of business restructuring	Update of costs based on historical data, progress of the mining plan as well as startup and project ramp up	Updated costs based on historical data and market trends	Updated costs based on historical data and market trends	Updated costs based on historical data and market trends	Study-based costs and market trends	Study-based costs and market trends
Perpetual growth rate	Without growth	Without perpetuity	Without growth	Without growth	Without growth	Without perpetuity	Without growth
Discount rate	For packaging, cash flows were discounted using a discount rate around 9.13% p.a. in real terms. For mining, steel, cement and other steel, cash flows were discounted using a discount rate between 3.53% to 13.09% p.a. in real terms and in nominal terms between 5.60% to 16.49% p.a. For logistics, cash flows were discounted using a discount rate between 6.01% to 7.56% p.a. in real terms.
The discount rate was based on the weighted average cost of capital ("WACC") that reflects the specific risk of each segment.

* Refers to the assets of the subsidiary Lusosider, located in Portugal and also the assets of Stahlwerk Thüringen (SWT) located in Germany. The discount rate was applied on the discounted cash flow prepared in Euros, the functional currency of these subsidiaries.

** Refers to the assets of the subsidiary FTL - Ferrovia Transnordestina Logística S.A.;

Accounting Policy

Intangible assets basically comprise assets acquired from third parties, including through business combinations. These assets are recorded at acquisition or formation cost and deducted from amortization calculated using the straight-line method based on the economic useful life of each asset, within the estimated periods of exploration or recovery.

Mineral exploration rights are classified as rights and licenses in the intangible group.

Intangible assets with an indefinite useful life are not amortized.

•	Goodwill

Goodwill represents the positive difference between the amount paid and/or payable for the acquisition of a business and the net fair values of assets and liabilities of the subsidiary acquired. Goodwill on acquisitions in business combinations is recorded as intangible assets in the consolidated financial statements. In the parent company’s balance sheet, goodwill is included in investments. The gain on bargain purchase is recognized as a gain in the income statement for the period of the acquisition. Goodwill is tested for impairment annually or at any time when circumstances indicate a possible loss. Recognized impairment losses on goodwill, if any, are not reversed. Gains and losses on the disposal of a Cash Generating Unit (“CGU”), if any, include the carrying amount of goodwill related to the CGU sold.

44

(In thousands of reais - R$, unless otherwise stated)

•	Impairment of Non-financial Assets

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization and/or depreciation, such as fixed assets and investment properties, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized at the amount by which the carrying amount of the asset exceeds its recoverable amount. The latter is the higher of an asset's fair value less costs to sell and its value in use. For impairment assessment purposes, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units). Non-financial assets other than goodwill that have suffered impairment are reviewed subsequently each year for possible reversal of the impairment.

12.	BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures that are recorded at amortized cost are as follows:

				Consolidated				Parent Company
	Current Liabilities		Non-current Liabilities		Current Liabilities		Non-current Liabilities
	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022

Foreign Debt
Floating Rates:
Prepayment	548,230	1,571,208	6,576,696	5,474,359	224,292	956,219	1,805,805	1,147,894
Fixed Rates:
Bonds, Perpetual bonds, Facility, CCE and ACC	2,079,972	1,189,717	17,815,926	16,790,284	1,471,915	616,954	1,123,182	782,655
Intercompany					490,966	43,196	7,197,800	8,216,508
Fixed interest in EUR
Intercompany					1,030,571	858	303,345	1,767,536
Facility	327,873	62,187	114,227	166,302
	2,956,075	2,823,112	24,506,849	22,430,945	3,217,744	1,617,227	10,430,132	11,914,593

Debt agreements in Brazil
Floating Rate Securities in R$:
BNDES/FINAME/FINEP, Debentures, NCE and CCB	4,745,721	2,446,840	13,265,267	13,740,051	2,395,570	1,827,077	7,738,683	6,110,174
	4,745,721	2,446,840	13,265,267	13,740,051	2,395,570	1,827,077	7,738,683	6,110,174
Total Borrowings and Financing	7,701,796	5,269,952	37,772,116	36,170,996	5,613,314	3,444,304	18,168,815	18,024,767
Transaction Costs and Issue Premiums	(88,429)	(76,316)	(526,408)	(445,890)	(24,850)	(25,285)	(65,974)	(30,518)
Total Borrowings and Financing + Transaction cost	7,613,367	5,193,636	37,245,708	35,725,106	5,588,464	3,419,019	18,102,841	17,994,249

12.a)	Borrowing and amortization, financing, and debentures

The following table shows amortization and funding during the year:

		Consolidated		Parent Company
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Opening balance	40,918,742	32,507,522	21,413,268	20,432,844
New debts	15,753,501	20,248,223	10,018,056	9,922,074
Repayment	(9,892,344)	(10,782,858)	(6,985,915)	(8,270,606)
Payments of charges	(3,428,721)	(2,315,586)	(1,647,267)	(1,128,874)
Accrued charges (note 28)	3,664,313	2,595,011	1,797,838	1,270,946
Consolidation of companies		81,978
Others (1)	(2,156,416)	(1,415,548)	(904,675)	(813,116)
Closing balance	44,859,075	40,918,742	23,691,305	21,413,268

(1)	Including unrealized exchange and monetary variations and funding cost.

The Company raised and amortized borrowings, financing and debentures during 2023, as shown below:

45

(In thousands of reais - R$, unless otherwise stated)

				Consolidated
				12/31/2023
Nature	New debts	Maturities	Repayment	Interest payment
Pre-Payment	1,890,333	2023 to 2035	(1,264,949)	(450,272)
Bonds, ACC, CCE and Facility	8,106,514	2023 to 2025	(4,728,468)	(999,626)
BNDES/FINAME/FINEP, Debentures, NCE, Facility and CCB	5,756,654	2023 to 2038	(3,898,927)	(1,978,823)
	15,753,501		(9,892,344)	(3,428,721)

12.b)	Maturities of borrowings, financing and debentures presented in current and non-current liabilities

			Consolidated			Parent Company
			12/31/2023			12/31/2023
	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total
Average rate	in Dólar 6.79% in Euro 5.44%	in Real 13.68%		in Dólar 4.05% in Euro 3.41%	in Real 14.04%
2024	2,956,075	4,746,339	7,702,414	3,217,744	2,397,369	5,615,113
2025	3,537,254	1,786,460	5,323,714	3,461,438	1,320,630	4,782,068
2026	2,214,220	2,588,940	4,803,160	539,844	2,039,296	2,579,140
2027	907,498	2,584,111	3,491,609	88,112	2,058,797	2,146,909
2028	6,860,953	1,383,493	8,244,446	2,785,321	1,341,796	4,127,117
2029 to 2031	7,964,495	2,112,635	10,077,130	812,852	568,315	1,381,167
After 2032	3,022,429	2,809,010	5,831,439	2,742,565	408,050	3,150,615
	27,462,924	18,010,988	45,473,912	13,647,876	10,134,253	23,782,129

•      Covenants

The Company maintains contracts that provide for the fulfillment of certain non-financial obligations, as well as the maintenance of certain parameters and performance indicators, such as the equity ratio disclosure of its audited financial statements according to regulatory deadlines or payment of commission for risk assumption, if the indicator of net debt to EBITDA reaches the levels foreseen in those contracts.

To the moment, the Company is compliant with the financial and non-financial obligations (covenants) of its existing contracts.

Accounting Policy

Borrowings and financing are initially recognized at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest rate and charges methods. Interest, commissions, and possible financial charges are recorded pro-rata on an accrual basis.

13.    FINANCIAL INSTRUMENTS

13.a)	Identification and valuation of financial instruments

The Company may operate with several financial instruments, with emphasis on cash and cash equivalents, including financial investments, marketable securities, accounts receivable from customers, accounts payable to suppliers and borrowings and financing. Additionally, we may also operate with derivative financial instruments, such as swap exchange rate swap, swap interest and derivatives with commodities.

Considering the nature of these instruments, their fair value is basically determined by the use of quotations in the capital markets in Brazil and the Mercantile and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity or maturity, mostly in the short term. Considering the terms and characteristics of these instruments, the carrying amounts approximate the fair values.

46

(In thousands of reais - R$, unless otherwise stated)

•	Classification of financial instruments

								Consolidated
Consolidated					12/31/2023			12/31/2022
	Notes	Fair value through other comprehensive income	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances
Assets
Current
Cash and cash equivalents	3			16,046,218	16,046,218		11,991,356	11,991,356
Short-term investments	4		1,493,204	39,800	1,533,004	1,184,895	271,590	1,456,485
Trade receivables	5			3,269,764	3,269,764		3,233,164	3,233,164
Dividends and interest on equity	8			185,178	185,178		77,377	77,377
Derivative financial instruments	8		32,211		32,211
Trading securities	8		7,198		7,198	9,596		9,596
Loans - related parties	8			5,316	5,316		5,383	5,383
Total			1,532,613	19,546,276	21,078,889	1,194,491	15,578,870	16,773,361

Non-current
Investments	4			251,299	251,299		156,185	156,185
Other trade receivables	8			10,406	10,406		8,059	8,059
Eletrobrás compulsory loan	8			62,913	62,913		58,030	58,030
Receivables by indemnity	8			992,577	992,577		974,863	974,863
Loans - related parties	8			1,659,412	1,659,412		1,384,773	1,384,773
Investments	9		78,737		78,737	94,700		94,700
Total			78,737	2,976,607	3,055,344	94,700	2,581,910	2,676,610

Total Assets			1,611,350	22,522,883	24,134,233	1,289,191	18,160,780	19,449,971

Liabilities
Current
Borrowings and financing	12			7,701,796	7,701,796		5,269,952	5,269,952
Leases	14			137,638	137,638		177,010	177,010
Trade payables	15			7,739,520	7,739,520		6,596,915	6,596,915
Trade payables -drawee risk	16			4,209,434	4,209,434		5,709,069	5,709,069
Dividends and interest on capital	16			80,624	80,624		611,307	611,307
Derivative financial instruments	16	672,280	263,747		936,027	416,935		416,935
Total		672,280	263,747	19,869,012	20,805,039	416,935	18,364,253	18,781,188

Non-current
Borrowings and financing	12			37,772,116	37,772,116		36,170,996	36,170,996
Leases	14			596,123	596,123		516,836	516,836
Trade payables	15			31,060	31,060		46,269	46,269
Derivative financial instruments	16		60,468		60,468	69,472		69,472
Concessions payable	16			74,177	74,177		77,296	77,296
Total			60,468	38,473,476	38,533,944	69,472	36,811,397	36,880,869

Total Liabilities		672,280	324,215	58,342,488	59,338,983	486,407	55,175,650	55,662,057

47

(In thousands of reais - R$, unless otherwise stated)

							Parent Company
Parent Company				12/31/2023			12/31/2022
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances
Assets
Current
Cash and cash equivalents	3		2,270,070	2,270,070		2,839,405	2,839,405
Short-term investments	4	1,493,204	31,505	1,524,709	1,184,895	22,715	1,207,610
Trade receivables	5		1,870,367	1,870,367		1,956,531	1,956,531
Derivative financial instruments		12,122		12,122
Dividends and interest on equity	8		562,938	562,938		295,480	295,480
Trading securities	8	7,054		7,054	9,488		9,488
Loans - related parties	8		5,316	5,316		5,383	5,383
Total		1,512,380	4,740,196	6,252,576	1,194,383	5,119,514	6,313,897

Non-current
Investments	4		111,350	111,350		140,510	140,510
Other trade receivables	8		1,003	1,003		1,003	1,003
Eletrobrás compulsory loan	8		60,136	60,136		55,336	55,336
Receivables by indemnity	8		992,577	992,577		974,863	974,863
Loans - related parties	8		2,096,536	2,096,536		1,668,382	1,668,382
Investments	9	78,737		78,737	94,700		94,700
Total		78,737	3,261,602	3,340,339	94,700	2,840,094	2,934,794
Total Assets		1,591,117	8,001,798	9,592,915	1,289,083	7,959,608	9,248,691

Liabilities
Current
Borrowings and financing	12		5,613,314	5,613,314		3,444,304	3,444,304
Leases	14		6,523	6,523		8,451	8,451
Trade payables	15		3,976,931	3,976,931		3,684,793	3,684,793
Trade payables -drawee risk	16		3,980,003	3,980,003		5,318,425	5,318,425
Dividends and interest on capital	16		5,230	5,230		598,267	598,267
Total			13,582,001	13,582,001	-	13,054,240	R$ 13,054,240

Non-current				-
Borrowings and financing	12		18,168,815	18,168,815	-	18,024,767	18,024,767
Derivative financial instruments	16			-	58,005	-	58,005
Leases	14		476	476	-	4,729	4,729
Trade payables	15		11,184	11,184	-	14,352	14,352
Total			18,180,475	18,180,475	58,005	18,043,848	18,101,853
Total Liabilities			31,762,476	31,762,476	58,005	31,098,088	31,156,093

•	Fair value measurement

The following table shows the financial instruments recorded at fair value through profit or loss, classifying them according to the fair value hierarchy:

48

(In thousands of reais - R$, unless otherwise stated)

Consolidated			12/31/2023			12/31/2022
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial investments	1,493,204		1,493,204	1,184,895		1,184,895
Derivative financial instruments	32,211		32,211
Trading securities	7,198		7,198	9,596		9,596
Non-current
Investments	78,737		78,737	94,700		94,700
Total Assets	1,611,350		1,611,350	1,289,191		1,289,191

Liabilities
Current
Derivative financial instruments		263,747	263,747		416,935	416,935
Non-current
Derivative financial instruments		60,468	60,468		69,472	69,472
Total Liabilities		324,215	324,215		486,407	486,407

Level 1 - Data prices are quoted in an active market for items identical to the assets and liabilities being measured.

Level 2 - Consider inputs observable in the market, such as interest rates, exchange rates, etc., but are not prices negotiated in active markets.

Level 3 - There are no assets and liabilities classified as level 3.

13.b)	Financial risk management

The Company uses risk management strategies with guidance on the risks incurred by us.

The nature and general position of financial risks are regularly monitored and managed in order to assess results and the financial impact on cash flow. Credit limits and hedge quality of counterparties are also reviewed periodically.

Market risks are hedged when we consider necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

We are exposed to exchange rate, interest rate, market price and liquidity risks.

The Company may manage some of the risks through the use of derivative instruments not associated with any speculative trading or short selling.

•	Exchange rate risk

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company’s functional currency is substantially the Real and is referred to as natural exchange exposure. The net exposure is the result of the offsetting of the natural exchange exposure by the instruments of hedge adopted by CSN.

The consolidated net exposure as of December 31, 2023 is shown below.

49

(In thousands of reais - R$, unless otherwise stated)

	12/31/2023	12/31/2022
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in US$’000)
Cash and cash equivalents overseas	2,228,736	1,191,036
Trade receivables	292,028	315,920
Financial investments	15,597	26,930
Borrowings and financing	(5,615,893)	(4,594,471)
Trade payables	(524,622)	(366,149)
Others	(42,474)	(23,079)
Natural Gross Foreign Exchange Exposure (assets - liabilities)	(3,646,628)	(3,449,813)
Cash flow hedge accounting	3,931,879	4,409,760
Exchange rate swap CDI x Dollar	(67,000)	(67,000)
Exchange rate swap Real x Dollar	(115,000)	(115,000)
Net foreign exchange exposure	103,251	777,947

CSN uses Hedge Accounting strategy, as well as derivative financial instruments to protect future cash flows.

Sensitivity analysis of Derivative Financial Instruments and Consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for currency volatility, using the exchange rate closing rate as of December 31, 2022, as a reference.

The currencies used in the sensitivity analysis and their respective scenarios are shown below:

				12/31/2023
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	4.8413	4.9408	6.0516	7.2620
EUR	5.3516	5.3474	6.6895	8.0274
USD x EUR	1.1054	1.0823	1.3818	1.6581

The effects on the result, considering scenarios 1 and 2, are shown below:

					12/31/2023
Instruments	Notional	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$

Gross exchange position	(3,646,628)	Dollar	(362,839)	(4,413,605)	(8,827,210)

Cash flow hedge accounting	3,931,879	Dollar	391,222	4,758,851	9,517,703

Exchange rate swap CDI x Dollar	(67,000)	Dollar	(6,666)	(81,092)	(162,184)

Exchange rate swap Real x Dollar	(115,000)	Dollar	(11,443)	(139,187)	(278,375)

Net exchange position	103,251	Dollar	10,274	124,967	249,934

(*) The probable scenarios were calculated considering the following variations for the risks: Real x Dollar – devaluation of the Real by 2.06% / Real x Euro - valuation of the Real by 0.8% / Euro x Dollar - appreciation of the Dollar by 2.09%. Source: Central Bank of Brazil and European Central Bank quotations on February 20, 2024.

•	Interest rate risk

This risk arises from financial investments, borrowings and financing and debentures linked to the fixed and floating interest rates of the CDI, TLP and LIBOR, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis table below.

50

(In thousands of reais - R$, unless otherwise stated)

With the modification of the global financial market in recent years and in line with the recommendations of international regulatory bodies, the market began to transition from the Libor rate (London Interbank Offered Rate) to the SOFR (Secured Overnight Financing Rate) as of 2022. On December 31, 2023, all contracts were migrated to SOFR, as evidenced in the interest rate sensitivity analysis.

Sensitivity analysis of changes in interest rates

We present below the sensitivity analysis for interest rate risks. The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for interest rate volatility using the closing rate as of December 31, 2023, as a reference.

The interest rates used in the sensitivity analysis and their scenarios are shown below:

			Consolidated
			12/31/2023
Interest	Interest rate	Scenario 1	Scenario 2
CDI	11.65%	14.56%	17.48%
TJLP	6.55%	8.19%	9.83%
IPCA	4.62%	5.78%	6.93%
SOFR 6M	5.16%	6.45%	7.74%
SOFR	5.38%	6.73%	8.07%
EURIBOR 3M	3.91%	4.89%	5.86%
EURIBOR 6M	3.86%	4.83%	5.79%

The effects on profit and loss, considering scenarios 1 and 2, are shown below:

						Consolidated
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	11.65	5,145,643	(15,051,974)	(11,060,419)	(11,348,940)	(11,637,462)
TJLP	6.55		(850,558)	(906,270)	(920,197)	(934,125)
IPCA	4.62		(34,181)	(35,761)	(36,155)	(36,550)
SOFR 6M	5.16		(3,609,189)	(3,795,341)	(3,841,879)	(3,888,417)
SOFR	5.38		(3,936,332)	(4,148,107)	(4,201,050)	(4,253,994)
EURIBOR 3M	3.91		(415,455)	(431,695)	(435,755)	(439,815)
EURIBOR 6M	3.86		(26,008)	(27,012)	(27,263)	(27,514)

(*) The sensitivity analysis is based on the premise of maintaining the market values as of December 31, 2023 as a probable scenario recorded in the company´s assets and liabilities.

•	Market price risk

The Company is also exposed to market risks related to the volatility of commodity and input prices. In line with its risk management policy, risk mitigation strategies involving commodities can be used to reduce cash flow volatility. These mitigation strategies may incorporate derivative instruments, predominantly forward transactions, futures, and options.

Below are the instruments for price risk protection, as shown in the following topics:

a) Cash flow hedge accounting - “Platts” index

The Company had derivative operations for iron ore, contracted by the subsidiary CSN Mineração, with the objective of reducing the volatility of its exposure to the commodity.

In order to better reflect the accounting effects of the Platts hedge strategy in the result, CSN Mineração opted to make the formal designation of the hedge and consequently adopted hedge accounting of the iron ore derivative as a hedge accounting instrument of its highly probable future iron ore sales. With this, the mark-to-market resulting from the volatility of Platts will be temporarily recorded in shareholders' equity and will be taken to the result when the referred sales occur according to the contracted period of assessment, thus allowing the recognition of the volatility of Platts on the sales of iron ore to be recognized at the same moment.

51

(In thousands of reais - R$, unless otherwise stated)

The table below shows the result of the derivative instrument until December 31, 2023:

				12/31/2023	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022
		Appreciation (R$)		Fair value (market)	Other income and expenses (note 25)		Other comprehensive income		Exchange variation
Maturity	Notional	Asset position	Liability position	Amounts receivable / (payable)
05/31/2022 (Settled)	Platts					23,374				(1,087)
12/01/2022 to 12/31/2022 (Settled)	Platts					(75,664)		341,269		(3,246)
01/01/2023 to 11/30/2023 (Settled)	Platts				(527,076)				(11,844)
12/01/2023 to 12/31/2023 (*)	Platts	1,708,582	(1,972,329)	(263,747)	(263,853)				599
01/01/2024 to 01/31/2024	Platts	2,122,502	(2,411,003)	(288,501)			(288,501)		4,477
02/01/2024 to 02/28/2024	Platts	1,314,990	(1,504,462)	(189,472)			(189,472)		3,370
03/01/2024 to 03/31/2024	Platts	1,348,909	(1,440,328)	(91,419)			(91,419)		889
04/01/2024 to 04/30/2024	Platts	964,254	(1,028,079)	(63,825)			(63,825)		789
05/01/2024 to 05/31/2024	Platts	783,144	(817,011)	(33,867)			(33,867)		365
06/01/2024 to 06/30/2024	Platts	283,636	(288,832)	(5,196)			(5,196)		32
		8,526,017	(9,462,044)	(936,027)	(790,929)	(52,290)	(672,280)	341,269	(1,323)	(4,333)

The changes in the amounts related to cash flow hedge accounting - Platts index recorded in shareholders' equity on December 31, 2023, are shown as follows:

	12/31/2022	Movement	Realization	12/31/2023
Cash flow hedge accounting – “Platts”	(341,269)	(1,121,940)	790,929	(672,280)
Income tax and social contribution on cash flow hedge accounting	116,031	381,460	(268,916)	228,575
Fair Value of cash flow accounting - Platts, net	(225,238)	(740,480)	522,013	(443,705)

The cash flow hedge accounting - Platts index - has been fully effective since the derivative instruments were contracted.

To support the above-mentioned designations, the Company prepared formal documentation indicating how the designation of cash flow hedge accounting - Platts index is aligned with CSN's risk management objective and strategy, identifying the hedge instruments used, the hedge object, the nature of the risk to be protected and demonstrating the expectation of high effectiveness of the relations designated. Iron ore derivative instruments (“Platts” index) were designated in amounts equivalent to the portion of future sales, comparing the amounts designated with the amounts expected and approved in the Management and Board budgets.

Sensitivity analysis for Platts price risks

We present below the sensitivity analysis for Platts price risks. The Company considered scenarios 1 and 2 to be 25% and 50% devaluation in the share price using the closing rate on December 31, 2022, as a reference.

The effects on the result, considering probable scenarios 1 and 2, are shown below:

52

(In thousands of reais - R$, unless otherwise stated)

	12/31/2023
Maturity	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$
01/01/2024 to 01/31/2024	(202,888)	(783,153)	(1,363,417)
02/01/2024 to 02/29/2024	(50,344)	(390,249)	(730,155)
03/01/2024 to 03/31/2024	79,161	(239,566)	(558,293)
04/01/2024 to 04/30/2024	55,298	(172,219)	(399,736)
05/01/2024 to 05/31/2024	59,651	(121,760)	(303,171)
06/01/2024 to 06/30/2024	27,517	(37,046)	(101,609)
	(31,605)	(1,743,993)	(3,456,381)

(*) The probable scenario was calculated considering the “Platts” price on January 26, 2024.

b) Cash flow hedge accounting

Foreign exchange hedge

The Company and its subsidiary CSN Mineração formally designates relations of hedge of cash flows to protect highly probable future flows exposed to the dollar related to sales made in dollars.

With the objective of better reflecting the accounting effects of the hedge exchange rate in the result, CSN and its subsidiary CSN Mineração designated part of their dollar liabilities as an instrument of future hedge exports. As a result, the exchange rate variation resulting from the designated liabilities will be temporarily recorded in shareholders’ equity and will be reflected in the income statement when said exports occur, thus allowing the recognition of dollar fluctuations on liabilities and on exports to be recorded at the same time. It is noteworthy that the adoption of this hedge accounting does not imply the contracting of any financial instrument.

The table below presents a summary of the relations of hedge as of December 31, 2023:

53

(In thousands of reais - R$, unless otherwise stated)

									12/31/2023
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
2/4/2018	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - February 2023	3.3104	1,170,045	(1,170,045)	(281,258)
07/31/2019	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(871,761)	(57,873)	(506,984)
10/1/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2020 to November 2025 until December 2050	4.0745	1,416,000	(1,404,021)		(1,332,313)
01/28/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2027 - January 2028	4.2064	1,000,000			(634,900)
1/6/2022	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - April 2032	4.7289	1,145,300	(137,300)	(24,475)	(113,299)
1/6/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - May 2033	4.7289	878,640	(110,740)	(14,312)	(86,312)
1/12/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - November 2023	5.1643	60,000	(60,000)	16,398
1/12/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - December 2025	5.2565	100,000			41,520
1/12/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - January 2024	5.2660	50,000			21,235
1/12/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - November 2023	5.3270	20,000	(20,000)	8,720
1/12/2022	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2031	5.0360	490,000	(37,000)	(606)	88,199
1/12/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2027	5.0360	70,000			13,629
Total						7,742,746	(3,810,867)	(353,406)	(2,509,225)

(*) The realization of Hedge accounting cash flow is recognized in Other operating income and expenses, note 26.

The net balance of amounts designated and already amortized in dollars totals US$3.810.867.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

As of December 31, 2023, the hedging relationships established by the Company were effective according to the retrospective and prospective tests performed. Thus, no reversal for cash flow hedge accounting ineffectiveness was recognized.

c) Net investment hedge in foreign subsidiaries

The information related to the net investment hedge did not change in relation to that disclosed in the Company's financial statements as of December 31, 2022. The balance recorded as of December 31, 2023 and December 31, 2022 is R$6,293.

d) Hedge accounting movements

The changes in the amounts related to cash flow hedge accounting recorded in shareholders’ equity as of December 31, 2023 are shown as follows:

				Consolidated
	12/31/2022	Movement	Realization	12/31/2023
Cash flow hedge accounting	(4,434,697)	1,572,066	353,406	(2,509,225)
Income tax and social contribution on cash flow hedge accounting	1,507,797	(534,502)	(120,158)	853,137
Fair Value of cash flow accounting, net taxes	(2,926,900)	1,037,564	233,248	(1,656,088)

54

(In thousands of reais - R$, unless otherwise stated)

				Parent Company
	12/31/2022	Movement	Realization	12/31/2023
Cash flow hedge accounting	(4,022,353)	1,246,717	339,094	(2,436,542)
Income tax and social contribution on cash flow hedge accounting	1,367,600	(423,884)	(115,292)	828,424
Fair Value of cash flow accounting, net taxes	(2,654,753)	822,833	223,802	(1,608,118)

•	Credit risk

The exposure to credit risks of financial institutions considers the parameters established in the financial policy. The Company practices a detailed analysis of the financial situation of its customers and suppliers, the determination of a credit limit and the permanent monitoring of its outstanding balance.

With regard to financial investments, the Company only invests in institutions with low credit risk assessed by credit rating agencies. Since part of the funds is invested in repo operations that are backed by Brazilian government bonds, there is also exposure to the credit risk of the country.

As for the exposure to credit risk in accounts receivable and other receivables, the Company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, before granting the credit limit and payment terms, and periodically reviewed based on procedures and circumstances of each business area.

•	Liquidity risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of the mismatch of term or volume between expected receipts and payments.

Future receipt and payment premises are established to manage cash liquidity in domestic and foreign currencies, which are monitored on a day-to-day basis by the Treasury Department. The payment schedules for long-term installments of borrowings, financing and debentures are shown in note 13.

The following are the contractual maturities of financial liabilities including interest.

					Consolidated
At December 31, 2023	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures (note 13)	7,701,796	10,126,875	12,315,903	15,329,338	45,473,912
Lease Liabilities (note 15)	137,638	208,039	138,412	249,672	733,761
Derivative financial instruments (note 14 a)	936,027	60,468			996,495
Trade payables (note 16)	7,739,520	28,059	514	2,487	7,770,580
Trade payables - Drawee Risk (note 16 and 17)	4,209,434				4,209,434
Dividends and interest on equity (note 16 and 17)	80,624				80,624
	20,805,039	10,423,441	12,454,829	15,581,497	59,264,806

IV - Fair values of assets and liabilities in relation to the book value

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and non-current assets and liabilities and gains and losses are recorded as financial income and expenses, respectively.

The amounts are recorded in the financial statements at their book values, which are substantially similar to those that would be obtained if they were traded on the market. The fair values of other long-term assets and liabilities do not differ significantly from their book values, except for the amounts below.

The estimated fair value for certain consolidated long-term borrowings and financing was calculated at current market rates, considering the nature, term and risks similar to those of the registered contracts, as follows:

55

(In thousands of reais - R$, unless otherwise stated)

		12/31/2023		12/31/2022
	Closing Balance	Fair value	Closing Balance	Fair value
Fixed Rate Notes (*)	15,030,441	12,825,475	15,656,088	13,782,836

(*) Source: Bloomberg

13.c)	Protection instruments: Derivatives and Hedge accounting cash flow and net investment hedge in foreign subsidiaries

• Derivative financial instruments portfolio position

Swap exchange rate Dollar x Euro

The subsidiary Lusosider Produtos Siderúrgicos S.A. has derivative transactions to hedge its dollar exposure against the euro. The operation was settled in 2021.

Swap exchange rate CDI x Dollar

The Company has derivative transactions to protect its debt in NCE raised in September 2019 with maturity in October 2023 in the amount of US$67 million (equivalent to R$278 million) at a cost compatible with that usually practiced by the Company.

Swap exchange rate Real x Dollar

The subsidiary CSN Cimentos, after contracting a borrowing in foreign currency of US$115,000, contracted derivative operations to protect its exposure to the dollar, maturing on June 10, 2027.

Swap exchange rate CDI x IPCA

The subsidiaries CSN Mineração and CSN Cimentos issued debentures during 2021 and 2022, respectively, and entered derivative transactions to hedge their exposure to the IPCA. CSN Mineração's contracts have maturities scheduled from 2031 to 2037, while CSN Cimentos' contracts mature in 2032.

Below is the position of the derivatives:

								Consolidated
							12/31/2023	12/31/2022
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) (note 26)
Instrument	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
Exchange rate swap

Exchange rate swap Dollar x Euro	Settled	Dollar
Exchange rate swap Dollar x Real	Settled	Dollar						176,991
Exchange rate swap CDI x Dollar	Settled	Dollar					31,469	43,817
Exchange rate swap Dollar x Euro	5/2/2024	Dollar	20,000			9,567	9,567
Exchange rate swap CDI x Dollar	10/4/2028	Real	680,000	748,622	(736,499)	12,123	12,122
Exchange rate swap Dollar x Real	10/6/2027	Dollar	115,000	572,648	(633,116)	(60,468)	(96,602)	(11,467)
Total Swap			815,000	1,321,270	(1,369,615)	(38,778)	(43,444)	209,341

Interest rate swap
Interest rate (Debentures) CDI x IPCA	07/15/2031	Real	576,448	681,828	(627,557)	54,271	55,829	(67,471)
Interest rate (Debentures) CDI x IPCA	07/15/2032	Real	745,000	859,068	(821,688)	37,380	5,842	(36,571)
Interest rate (Debentures) CDI x IPCA	07/15/2036	Real	423,552	479,374	(471,900)	7,474	49,964	(25,057)
Interest rate (Debentures) CDI x IPCA	07/15/2037	Real	655,382	706,622	(697,546)	9,076	(53,027)	(25,579)
Interest rate (Debentures) CDI x IPCA	02/16/2032	Real	600,000	699,420	(638,471)	60,949	22,690	(24,089)
Interest rate (Debentures) CDI x IPCA	02/12/2032	Real	600,000	707,137	(653,164)	53,973	16,462	(79,130)
Interest rate (Debentures) CDI x IPCA	07/15/2030	Real	325,384	346,536	(337,730)	8,806	8,806
Interest rate (Debentures) CDI x IPCA	07/15/2033	Real	183,185	202,594	(195,441)	7,153	7,153
Interest rate (Debentures) CDI x IPCA	07/14/2038	Real	203,620	208,937	(209,962)	(1,025)	(1,025)
Total interest rate (Debentures) CDI x IPCA			4,312,571	4,891,515	(4,653,458)	238,057	112,694	(257,897)

				6,212,785	(6,023,073)	199,279	69,250	(48,556)

56

(In thousands of reais - R$, unless otherwise stated)

•	Classification of derivatives in the balance sheet and income statement

						12/31/2023	12/31/2022
Instruments	Assets		Liabilities			Financial income (expenses), net (note 26)
	Current	Total	Current	Non-current	Total
Exchange rate swap (NDF) Dollar x real (settled)							176,991
Iron ore derivative	10,521	10,521	(936,027)		(936,027)
Exchange rate swap Dollar x Euro	9,567	9,567				9,567
Exchange rate swap CDI x Dollar	12,123	12,123				43,591	43,817
Exchange rate swap CDI x IPCA (1)				238,057	238,057	112,694	(257,897)
Exchange rate swap Dollar x real				(60,468)	(60,468)	(96,602)
	32,211	32,211	(936,027)	177,589	(758,438)	69,250	(48,556)

Derivative instruments SWAP CDI x IPCA are fully classified in the borrowings and financing group, since they are linked to debentures in order to protect exposure to the IPCA.

13.d)	Investments in securities measured at fair value through profit or loss

The Company has common shares (USIM3), preferred shares (USIM5) of Siderúrgica de Minas Gerais S.A. (“Usiminas”) and shares of Panatlântica S.A. (PATI3), which are designated as fair value through profit or loss.

Usiminas shares are classified as current assets in financial investments and Panatlântica shares are classified as non-current assets under the investment line item. They are recorded at fair value, based on the market price quote in B3.

In accordance with the Company’s policy, the gains and losses arising from the variation in the share price are recorded directly in the income statement as financial result in the case of financial investments, or as other operating income and expenses in the case of long-term investments.

Class of shares	12/31/2023				12/31/2022				12/31/2023	12/31/2022
	Quantity	Equity interest (%)	Share price	Closing Balance	Quantity	Equity interest (%)	Share price	Closing Balance	Profit or loss (notes 25 and 26)
USIM3	106,620,851	15.12%	9.20	980,912	106,620,851	15.12%	7.41	790,061	190,851	(757,008)
USIM5	55,144,456	10.07%	9.29	512,292	55,144,456	10.07%	7.16	394,834	117,458	(441,156)
				1,493,204				1,184,895	308,309	(1,198,164)
PATI3	2,705,726	11.31%	29.10	78,737	2,705,726	11.31%	35.00	94,700	(15,963)	(95,620)
				1,571,941				1,279,595	292,346	(1,293,784)

•	Stock market price risks

The Company is exposed to the risk of changes in the stock price due to the investments measured at fair value through profit or loss that have their quotations based on the market price on the B3.

Sensitivity analysis for stock price risks

We present below the sensitivity analysis for the stock price risks. The Company considered scenarios 1 and 2 with 25% and 50% devaluation in the stock price using as reference the closing price on December 31, 2022. The probable scenario considered a 5% devaluation in the stock price.

The effects on the result, considering probable scenarios, 1 and 2 are demonstrated below:

57

(In thousands of reais - R$, unless otherwise stated)

		12/31/2023
Class of shares	Probable scenario	Scenario 1	Scenario 2
	5%	25%	50%
USIM3	(49,046)	(245,228)	(490,456)
USIM5	(25,615)	(128,073)	(256,146)
PATI3	(3,937)	(19,684)	(39,368)

13.e)	Capital management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company’s consolidated capital structure, with financing by equity and third-party capital:

Thousands of reais	12/31/2023	12/31/2022
Shareholder's equity (equity)	19,684,838	21,907,929
Borrowings and Financing (Third-party capital)	44,859,075	40,918,742
Gross Debit/Shareholder's equity	2.28	1.87

Accounting Policy

The Company’s financial instruments are classified according to the definition of the business model adopted by the Company and the characteristics of the cash flow, in the case of financial assets.

Upon initial recognition, financial assets can be classified into three categories: assets measured at amortization cost, fair value through profit or loss and fair value through other comprehensive income.

Financial assets are derecognized when the rights to receive cash flows have expired or have been transferred; in the latter case, provided that the Company has substantially transferred all risks and rewards of ownership.

If the company substantially holds all the risks and rewards of ownership of the financial asset, it must continue to recognize the financial asset.

Financial liabilities are classified as amortized cost or fair value through profit or loss. Management determines the classification of its financial liabilities upon initial recognition.

Financial liabilities are derecognized only when they are extinguished, that is, when the obligation specified in the contract is settled, canceled, or expires. The Company also derecognizes a financial liability when the terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Financial assets and liabilities are offset and the net amount presented in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the asset and settle the liability simultaneously.

Derivative Financial Instruments and Hedging Activities

Initially, derivatives are recognized at fair value on the date that a derivative contract is entered and are subsequently measured at fair value with the changes recorded in the income statement in the caption Financial Result in the income statement.

Hedge accounting: The Company adopts hedge accounting and designates certain financial liabilities as a hedging instrument for foreign exchange risk and price risk (“Platts” index) associated with cash flows arising from forecasted and highly probable exports (cash flow hedge).

The Company documents, at the inception of the transaction, the relationships between the hedging instruments and the hedged items (expected exports), as well as the risk management objectives and strategy for undertaking various hedging transactions. In addition, it documents its assessment, both at the hedge's inception and on an ongoing basis, that the hedge transactions are highly effective in offsetting changes in cash flows of hedged items.

58

(In thousands of reais - R$, unless otherwise stated)

The effective portion of the changes in the fair value of financial liabilities designated and qualifying as cash flow hedge is recognized in equity, under “Hedge Accounting”. Gains or losses related to the ineffective portion are recognized in other operating expenses/income, when applicable.

Gains and losses from cash flow hedge accounting of debt financial instruments and iron ore derivative financial instruments will not immediately affect the Company's result, but only to the extent that exports are realized.

The amounts accumulated in equity are realized in the operating result in the periods when the forecast exports affect the result.

When a hedge instrument expires or is settled early, or when the hedge relationship no longer meets the criteria for hedge accounting, or when Management decides to discontinue hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity, and from that time onwards the foreign exchange variations are recorded in the financial result. When the forecast transaction is realized, the gain or loss is reclassified to operating income. When a forecast transaction is no longer expected to take place, the cumulative gain or loss that had been reported in equity is immediately transferred to the income statement under “Other operations”.

Investment hedge: The Company designates for net investment hedge a portion of its financial liabilities as a hedging instrument of its investments abroad with functional currency different from the Group's currency in accordance with CPC 38/IAS 39. This relationship occurs because financial liabilities are related to investments in the amounts necessary for the effective relationship.

The Company documents, at the inception of the transaction, the relationships between hedging instruments and hedged items, as well as the risk management objectives and strategy for undertaking hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, that the hedging transactions are highly effective in offsetting changes in the hedged items.

The effective portion of changes in the fair value of financial liabilities that are designated and qualify as net investment hedges is recognized in equity under Hedge Accounting. The gains or losses related to the ineffective portion are recognized in Other Operations, when applicable. If at any time during the hedge relationship the debt balance is greater than the investment balance, the exchange variation on the excess debt is reclassified to the income statement as other operating income/expenses (hedge ineffectiveness).

The amounts accumulated in the equity will be realized in the income statement by the disposal or partial disposal of the foreign operation.

14.    LEASE LIABILITIES

Lease liabilities are shown below:

		Consolidated		Parent Company
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Leases	2,044,694	1,916,636	7,284	14,306
Present value adjustment - Leases	(1,310,933)	(1,222,790)	(285)	(1,126)
	733,761	693,846	6,999	13,180
Classified:
Current	137,638	177,010	6,523	8,451
Non-current	596,123	516,836	476	4,729
	733,761	693,846	6,999	13,180

The Company has lease agreements for port terminals in Itaguaí, the Solid Bulk Terminal - TECAR, used for loading and unloading iron ores and others and the Container Terminal - TECON, with remaining terms of 24 and 28 years, respectively, and lease agreement for railway operation using the Northeast network with a remaining term of 4 years.

59

(In thousands of reais - R$, unless otherwise stated)

Additionally, the Company has operating equipment lease agreements, used mainly in the mining and steel operations, and real estate, used as operating facilities and administrative and sales offices, in several locations where the Company operates, with remaining terms of 1 to 12 years.

The present value of the future obligations was measured using the implicit rate observed in the contracts and for the contracts that did not have a rate, the Company applied the incremental borrowing rate - IBR, both in nominal terms.

The average incremental rate used in measuring lease and right-of-use liabilities in the agreements entered into during the year ended December 31, 2023 is 13.75% p.a. for contracts with a term of 5 years and 12.50% p.a. for contracts with a term of 3 years.

The movement of lease liabilities is shown in the table below:

		Consolidated		Parent Company
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Opening balance	693,846	611,551	13,180	17,941
New leases	189,855	29,633		2,808
Present Value Adjustments - New leases	(116,640)	(3,300)		(508)
Contract review	124,310	99,419	3,992	201
Write-off		(781)
Payments	(239,909)	(155,995)	(11,274)	(8,836)
Interest appropriated	82,521	69,510	1,101	1,574
Acquisition of companies		45,352
Exchange variation	(222)	(1,543)
Net balance	733,761	693,846	6,999	13,180

The estimated future minimum payments for the lease agreements include determinable variable payments, which are certain to occur, based on minimum performance and contractually fixed rates.

As of December 31, 2023, the expected minimum payments are the following:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	148,553	484,680	1,411,461	2,044,694
Present value adjustment - Leases	(10,915)	(138,229)	(1,161,789)	(1,310,933)
	137,638	346,451	249,672	733,761

•	Recoverable PIS / COFINS

Lease liabilities were measured at the amount of consideration with suppliers, that is, without considering the tax credits incurred after payment. The potential right of PIS and COFINS embedded in the lease liability is shown below.

		Consolidated		Parent Company
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Leases	1,755,060	1,835,101	7,039	13,466
Present value adjustment - Leases	(1,195,780)	(1,221,378)	(274)	(1,066)
Potencial PIS and COFINS credit	162,343	169,747	651	1,246
Present value adjustment – Potential PIS and COFINS credit	(110,610)	(112,977)	(25)	(99)

•	Lease payments not recognized as a liability:

The Company chose not to recognize lease liabilities in contracts with a term of less than 12 months and for low value assets. Payments made for these contracts are recognized as expenses when incurred.

The Company has contracts for the right to use ports (TECAR) and railways (FTL) which, even if they establish minimum performance, it is not possible to determine its cash flow since these payments are fully variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred.

60

(In thousands of reais - R$, unless otherwise stated)

The expenses related to payments not included in the measurement of the lease liability during the year are:

				Parent Company
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Contract less than 12 months	3,746	995		90
Lower Assets value	14,986	5,859	8,498	3,310
Variable lease payments	411,996	325,913	-	66,174
	430,728	332,767	8,498	69,574

Accounting Policy

When entering into a contract, the Company assesses whether the contract is, or contains, a lease. The lease is characterized by a lease or transfer of the right to use for a fixed period in exchange for monthly payments. The leased asset must be clearly specified.

The Company determines in the initial recognition, the lease term or non-cancellable term, which will be used in the measurement of the right-of-use assets and the lease liability. The lease term will be reevaluated by the Company when a significant event or significant change occurs in the circumstances that are under the control of the lessee and affects the non-cancellable term. The Company adopts exemption from recognition, as provided for in the standard, for the lessee of contracts with terms of less than 12 (twelve) months, or whose underlying asset object of the contract is of low value.

At inception, the Company recognizes the right to use the asset and the lease liability at present value. The right-of-use asset should be measured at cost. The cost includes the lease liability, upfront costs, advance payments, and estimated costs to disassemble, remove or restore. The lease liability is measured at the present value of the lease payments expected to be made during the life of the agreement, discounted at the implicit interest rate of the lease or, if the rate is not determinable, an incremental rate will be used to determine the present value.

For contracts that the Company determines the business rate, it is understood that this rate is the rate implied in nominal terms and to which it is applied in discounting the flow of future payments. In contracts with no rate definition, the Company applied the incremental loan rate, obtaining it through consultations with banks where it has a relationship, adjusted for the inflation forecast for the coming years.

For the subsequent measurement, the cost method to the right-of-use asset is used and, in depreciation the requirements of CPC 27 – Property, Plant and Equipment are applied. However, for the purpose of depreciation, the Company determines the use of the straight-line method based on the remaining useful life of the assets or the term of the contract, whichever is the shorter.

The effects of PIS and COFINS recoverable generated after the effective payment of the obligations will be recorded as a reduction of the depreciation expenses of the right of use and of the financial expenses recognized monthly.

The CPC 01 (R1)/IAS 36 - Impairment of Assets will also be applied in order to determine whether the right-of-use asset is impaired and to account for any impairment loss identified.

In accordance with the guidelines of CPC 06 (R2)/IFRS 16, the Company used the discounted cash flow technique to measure and remeasure liabilities, without considering the projected inflation in the flows to be discounted.

Considering Circular Letter/CVM/SNC/SEP 02/2019, the Company discloses below the comparative balances of lease liability, right-of-use asset, financial expenses and depreciation expenses with the use of real rates for discounting the flows at present value also in real terms.

61

(In thousands of reais - R$, unless otherwise stated)

15.	TRADE PAYABLES

		Consolidated		Parent Company
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Trade payables	7,867,431	6,723,077	4,050,426	3,750,724
(-) Adjustment present value	(96,851)	(79,893)	(62,311)	(51,579)
	7,770,580	6,643,184	3,988,115	3,699,145

Classified:
Current	7,739,520	6,596,915	3,976,931	3,684,793
Non-current	31,060	46,269	11,184	14,352
	7,770,580	6,643,184	3,988,115	3,699,145

The Company classifies drawee risk operations and forfaiting with suppliers in other liabilities as per note 17 – other payables. As of December 31, 2023, Consolidated and Parent Company had, respectively, a balance of R$5,709,069 and R$980,003 (as of December 31, 2022, in Consolidated and Parent Company R$5,318425). These are negotiated with financial institutions, by which suppliers anticipate receivables and, on the other hand, extend our payment terms. The effective prepayment of receivables depends on the acceptance by the suppliers, given that their participation is not mandatory. The Company is not reimbursed and/or benefited by the financial institution for discounts for payment executed before the maturity date agreed with the supplier, there is no change in the degree of subordination of the note in the event of judicial execution, nor changes in the existing commercial conditions between Company and its suppliers.

The Company classifies drawee risk operations and forfaiting with suppliers in other liabilities as per note 17 – other payables. As of December 31, 2023, The Company had, a balance of R$4,209,434 (as of December 31, 2022, R$5,709,069). These are negotiated with financial institutions, by which suppliers anticipate receivables and, on the other hand, extend our payment terms. The effective prepayment of receivables depends on the acceptance by the suppliers, given that their participation is not mandatory. The Company is not reimbursed and/or benefited by the financial institution for discounts for payment executed before the maturity date agreed with the supplier, there is no change in the degree of subordination of the note in the event of judicial execution, nor changes in the existing commercial conditions between Company and its suppliers.

Accounting Policy

They are initially recognized at fair value, and subsequently measured at amortized cost, using the effective interest rate method and adjusted to present value when applicable, based on the estimated rate of the Company's cost of capital.

16.	OTHER PAYABLES

The other payables classified in current and non-current liabilities are comprised as follows:

62

(In thousands of reais - R$, unless otherwise stated)

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Payables to related parties (note 22 b)	29,651	109,087	38,058	53,356	336,486	406,583	4,176	41,694
Derivative financial instruments (note 14 a)	936,027	416,935	60,468	69,472				58,005
Dividends and interest on capital	80,624	611,307			5,230	598,267
Advances from customers (1)	2,063,509	1,120,072	5,144,623	943,919	277,764	83,300	709,495
Taxes in installments (note 19)	75,735	280,721	154,089	184,106	15,908	9,173	56,325
Profit sharing - employees	260,109	266,705			133,996	136,909
Taxes payable			30,902	10,925			9,320	8,962
Provision for consumption and services	177,152	241,965			55,478	110,910
Third party materials in our possession	285,250	303,858			284,444	286,805
Trade payables - Drawee Risk and forfaiting (2)	4,209,434	5,709,069			3,980,003	5,318,425
Trade payables (note 16)			31,060	46,269			11,184	14,352
Lease Liabilities (note 15)	137,638	177,010	596,123	516,836	6,523	8,451	476	4,729
Concessions payable			74,177	77,296
Other payables	39,231	81,922	308,992	314,239	6,904	2,358	57,841	21,248
	8,294,360	9,318,651	6,438,492	2,216,418	5,102,736	6,961,181	848,817	148,990

(1) Advances from Customers: As of December 31, 2021, refers to iron ore supply contracts signed by the subsidiary CSN Mineração with an important international player. Additionally in 2022, the subsidiaries CSN Mineração and CSN Cimentos entered into advance contracts for the sale of electricity with national operators in the sector to be executed for up to 8 years, consequently, they received in advance the amount of R$772,000.

17.	INCOME TAX AND SOCIAL CONTRIBUTION

17.a)	Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in net income for the year are as follows:

		Consolidated		Parent Company
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Income tax and social contribution income (expense)
Current	(1,036,262)	(1,537,966)	284,885	10,259
Deferred	403,544	(420,773)	517,768	(988,588)
	(632,718)	(1,958,739)	802,653	(978,329)

The reconciliation of income tax and social contribution expenses and income of the consolidated and parent company and the product of the current tax rate on income before income tax and social contribution are shown below:

		Consolidated		Parent Company
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Profit/(Loss) before income tax and social contribution	1,035,367	4,126,437	(1,120,859)	2,532,389
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(352,025)	(1,402,989)	381,092	(861,012)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	178,978	155,125	748,647	1,190,619
Difference Tax Rate in companies abroad	(181,409)	(338,278)
Transfer Price Adjustment and Profits Abroad	(91,883)	(195,112)	(81,619)	(185,911)
Income taxes and social contribution on foreign profit	131,836	290,968	101,252
Tax incentives	71,756	50,333		2,216
Interest on equity	47,315		(196,646)	23,431
Recognition/(reversal) of tax credits	(337,239)	(562,014)	(190,456)	(1,156,896)
Other permanent deductions (additions)	(100,047)	43,228	40,383	9,224
Income tax and social contribution in net income for the year	(632,718)	(1,958,739)	802,653	(978,329)
Effective tax rate	61%	47%	72%	39%

(i) In 2021 the Company recognized a credit for the unconstitutionality of the levy of IRPJ and CSLL on amounts referring to the SELIC rate received due to the repetition of undue tax payment.

63

(In thousands of reais - R$, unless otherwise stated)

17.b)	Deferred income tax and social contribution:

Deferred income tax and social contribution balances are as follows:

		Consolidated		Parent Company
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Deferred
Income tax losses	4,198,734	2,679,028	2,170,442	1,279,792
Social contribution tax losses	1,441,925	894,183	803,655	482,104
Temporary differences	(911,027)	1,305,557	239,313	1,494,816
Tax, social security, labor, civil and environmental provisions	550,567	584,834	180,963	205,440
Estimated losses on assets	238,211	369,826	165,218	143,926
Gains/(Losses) on financial assets	328,678	468,813	349,121	442,333
Actuarial Liabilities (Pension and Health Plan)	171,816	226,875	163,580	222,745
Provision for consumption and services	22,346	205,880	20,579	172,566
Cash Flow Hedge Accounting and Unrealized Exchange Variations	509,386	1,459,012	260,216	1,206,064
(Gain) on loss of control of Transnordestina	(224,096)	(224,096)	(224,096)	(224,096)
Fair Value SWT/CBL Acquisition	(149,489)	(149,489)	-	-
Business combination	(1,473,119)	(1,632,370)	(721,992)	(721,992)
Others	(885,327)	(3,728)	45,724	47,830
Total	4,729,632	4,878,768	3,213,410	3,256,712

Total Deferred Assets	5,991,213	5,095,718	4,170,989	4,219,717
Total Deferred Liabilities	(1,261,581)	(216,950)	(957,579)	(963,005)
Total Deferred	4,729,632	4,878,768	3,213,410	3,256,712

The Company has in its corporate structure subsidiaries abroad, whose income is taxed by the income tax in the respective countries where they were constituted at rates lower than those in force in Brazil. In the period between 2018 and 2023, these subsidiaries generated income in the amount of R$155,482. If the Brazilian tax authorities understand that this income is subject to additional taxation in Brazil for income tax and social contribution, these, if due, would reach approximately R$52,864. The Company, based on the position of its legal advisors, assessed only the likelihood of loss as possible in the event of possible tax questioning and, therefore, no provision was recognized in the financial statements.

In addition, management evaluated the precepts of IFRIC 23 - “Uncertainty Over Income Tax Treatments” and recognized in 2021 the credit for the unconstitutionality of the levy of the IRPJ and CSLL on the amounts of default interest referring to the SELIC rate received due to the repetition of tax undue payment.

A sensitivity analysis of consumption of tax credits was carried out considering a variation in macroeconomic assumptions, operating performance, and liquidity events. Thus, considering the results of the study carried out, which indicates that it is probable the existence of taxable income to use the balance of deferred income tax and social contribution.

The estimate of recovery of the deferred tax assets of IRPJ and CSLL are presented net when they refer to a single jurisdiction, as shown in the table below:

	Consolidated	Parent Company
2024	782,640	445,589
2025	760,047	592,448
2026	492,913	324,852
2027	476,082	292,844
2028 and beyond	3,479,531	2,515,256
Deferred asset	5,991,213	4,170,989
Deferred liabilities - Parent Company	(957,579)	(957,579)
Net deferred asset	5,033,634	3,213,410
Deferred liabilities - subsidiaries	(304,002)
Net deferred asset	4,729,632	3,213,410

64

(In thousands of reais - R$, unless otherwise stated)

17.c)	Changes in deferred income tax and social contribution

The changes in deferred taxes is shown below:

	Consolidated	Parent Company
Balance at January 1, 2022	4,569,011	4,843,653
Recognized in the result	(420,773)	(988,588)
Recognized in other comprehensive income	(322,876)	(598,353)
Acquisition of companies	1,053,406	-
Balance at December 31, 2022	4,878,768	3,256,712
Recognized in the result	403,544	517,768
Recognized in other comprehensive income	(559,050)	(560,624)
Use of tax credit in installment program	(445)	(446)
Reverse incorporation	6,815	-
Balance at December 31, 2023	4,729,632	3,213,410

17.d)	Income tax and social contribution recognized in equity:

The income tax and social contribution recognized directly in equity are shown below:

		Consolidated		Parent Company
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Income tax and social contribution
Actuarial gains on defined benefit pension plan	83,436	100,139	77,840	99,288
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge accounting	1,030,432	1,571,953	828,425	1,367,601
	788,518	2,693,484	580,915	2,283,078

Accounting Policy

Current income tax and social contribution are calculated based on the tax laws enacted by the end of the reporting period, including in the countries where the Group entities operate and generate taxable income. Management periodically assesses the positions taken in the tax calculations with respect to situations where applicable tax regulations are open to interpretations. The Group recognizes provisions where appropriate, based on the estimated payments to tax authorities. The income tax and social contribution expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss unless they are related to business combinations or items recognized directly in equity.

Current tax expense is the expected payment of taxable income for the year, using the nominal rate approved or substantially approved on the balance sheet date, and any adjustment of taxes payable related to previous years. Current income tax and social contribution are posted net in liabilities whenever there are amounts payable, or in assets whenever such amounts paid in advance exceed the total amount due at the reporting date.

Deferred tax is recognized in relation to temporary differences between the tax bases of assets and liabilities and their book values in the financial statements. Deferred tax is not recognized for temporary differences arising from the initial recognition of assets and liabilities in a transaction that is not a business combination, that does not affect nor accounting profit nor tax profit or loss, differences related to investments in subsidiaries and controlled entities when it is probable that they will not revert in a foreseeable future and from the initial recognition of goodwill, in accordance with CPC 32/IAS 12 - Income Taxes. The amount of the deferred tax determined is based on the expectation of realization or settlement of the temporary difference and uses the nominal rate approved or substantially approved.

Deferred income tax assets and liabilities are presented net in the balance sheet whenever there is a legal right and the intention to offset them upon the calculation of current taxes, usually related to the same legal entity and the same taxation authority.

65

(In thousands of reais - R$, unless otherwise stated)

Deferred income tax and social contribution assets are recognized on recoverable balances of tax loss and negative basis of CSLL, tax credits and deductible temporary differences. Such assets are reviewed at each year-end date and will be reduced to the extent that their realization is less likely to occur.

18.	TAXES IN INSTALLMENTS

The position of REFIS debts and other installments, recorded in taxes in installments in current and non-current liabilities, as shown in note 17, are shown below:

		Consolidated		Parent Company
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Federal REFIS Law 11.941/09	9,942	17,585	9,173	9,173
Federal REFIS Law 12.865/13	34,775	39,522
Other taxes in installments	185,107	407,720	63,060
	229,824	464,827	72,233	9,173

Classified:
Current	75,735	280,721	15,908	9,173
Non-current	154,089	184,106	56,325
	229,824	464,827	72,233	9,173

With the acquisition of CSN Cimentos Brasil S.A. there was an increase in taxes in installments of R$45,868.

Refers to the balance arising from the adhesion to the REFIS related to the refinancing programs of Law 11,941/09, Law 12,865/13 and the installment that allows the taxpayer to pay the debts registered in overdue debt of the Federal Government with benefits, reduced down payment and extended payment term. The installments are paid in monthly installments, with interest at the SELIC rate.

19.	PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

				Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Tax	154,626	219,196	153,715	184,687	21,378	96,865	61,231	57,316
Social security	1,609	1,567	4		1,609	1,549
Labor	366,645	375,416	288,389	297,507	153,048	177,902	133,676	160,983
Civil	778,796	851,305	24,880	25,502	139,517	130,250	14,784	12,174
Environmental	41,194	37,341	3,340	2,859	11,856	15,250	1,142	1,154
Deposit of a guarantee			21,554	23,109
	1,342,870	1,484,825	491,882	533,664	327,408	421,816	210,833	231,627

Classified:
Current	36,000	73,089			15,228	31,371
Non-current	1,306,870	1,411,736	491,882	533,664	312,180	390,445	210,833	231,627
	1,342,870	1,484,825	491,882	533,664	327,408	421,816	210,833	231,627

The changes in tax, social security, labor, civil and environmental provisions in the year ended December 31, 2023 can be summarized as follows:

66

(In thousands of reais - R$, unless otherwise stated)

					Consolidated
					Current + Non-current
Nature	12/31/2022	Additions	Accrued charges	Net utilization of reversal	12/31/2023
Tax	219,196	7,880	15,113	(87,563)	154,626
Social security	1,567		81	(39)	1,609
Labor	375,416	38,241	47,732	(94,744)	366,645
Civil	851,305	21,747	54,150	(148,406)	778,796
Environmental	37,341	2,382	2,457	(986)	41,194
	1,484,825	70,250	119,533	(331,738)	1,342,870

					Parent Company
					Current + Non-current
Nature	12/31/2022	Additions	Accrued charges	Net utilization of reversal	12/31/2023
Tax	96,865	5,404	2,984	(83,875)	21,378
Social security	1,549		81	(21)	1,609
Labor	177,902	14,301	18,727	(57,882)	153,048
Civil	130,250	732	15,367	(6,832)	139,517
Environmental	15,250	83	107	(3,584)	11,856
	421,816	20,520	37,266	(152,194)	327,408

The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on the legal advisors’ assessment. Only lawsuits for which the risk is classified as probable loss are provisioned. Additionally, tax liabilities from actions initiated by the Company is included in this provision and is subject to SELIC (Central Bank’s policy rate).

Tax proceedings

The main lawsuits that are considered by the external legal advisors as probable loss, to which CSN or its subsidiaries are parties, are (i) some ISS tax assessment notices; (ii) divergences between calculated and paid ICMS; (iii) Requests for offsetting not approved due to lack of credit rights.

Labor proceedings

The Group appears as a defendant in labor claims. The majority of claims for actions are related to subsidiary and/or joint liability, equal pay, unhealthy and hazardous work premiums, overtime, health insurance, indemnity claims arising from alleged involvement of occupational diseases or accidents at work, intra-day break and differences in profit sharing in the years 1997 to 1999 and 2000 to 2003.

During the year ended December 31, 2022, there were addition or write-off movements in labor lawsuits arising from the definite conclusion and the constant revision of the Company's accounting estimates related to the provision for contingencies that take into consideration the different nature of the claims made, as required by the Company's accounting policies.

Civil proceedings

Among the civil lawsuits in which it is a defendant, there are mainly suits for damages. Such processes, in general, result from work accidents, occupational diseases, contractual discussions, related to the Group's industrial activities, real estate actions, health insurance.

Environmental proceedings

The main environmental lawsuits that are considered by the external legal advisors to be probable losses, to which CSN or its subsidiaries are a party, are (i) administrative infraction notices, for alleged environmental violations; (ii) judicial annulment actions and tax foreclosures, arising from environmental fines; (iii) procedural fines for alleged non-compliance with court orders.

67

(In thousands of reais - R$, unless otherwise stated)

Among the environmental administrative/judicial proceedings in which the Company is a defendant, there are administrative procedures aimed at finding possible occurrences of environmental irregularities and regularizing environmental licenses; at the judicial level, there are actions for the enforcement of fines imposed as a result of such alleged irregularities and public civil actions with a request for regularization combined with indemnities, which consist of environmental recomposition, in most cases. Such processes, in general, result from discussions of alleged impact to the environment related to the Company's industrial activities.

▪	Administrative and judicial proceedings

The Company does not make provisions for lawsuits, which Management’s expectations, based on the opinion of legal counsel, is a possible loss. The following table shows a summary of the balance of the main matters classified as possible risk compared to the balance as of December 31, 2023 and 2022.

68

(In thousands of reais - R$, unless otherwise stated)

		Consolidated
	12/31/2023	12/31/2022
Notice of Violation and Imposition of Fine (AIIM) / Tax Foreclosure - RFB - IRPJ/CSLL - Capital Gain for alleged sale of equity interest in subsidiary NAMISA	15,606,600	14,174,838
Notice of Violation and Imposition of Fine (AIIM) / Tax Foreclosure - RFB - IRPJ/CSLL - Disallowance of goodwill deductions generated in the reverse incorporation of Big Jump by Namisa	5,443,666	4,920,177
Notice of Violation and Imposition of Fine (AIIM) / Tax Enforcement - RFB - IRPJ/CSLL - Disallowance of prepayment interest arising from iron ore supply and port services contracts	2,124,479	2,388,423
Notice of Violation and Imposition of Fine (AIIM) / Writ of Mandamus - RFB - IRPJ/CSLL - Profits earned abroad in 2008, 2010, 2011, 2012, 2014, 2015, 2016, 2017 and 2018	5,828,921	4,104,626
Unapproved compensation - RFB - IRPJ/CSLL, PIS/COFINS and IPI	2,052,564	2,138,608
ICMS - SEFAZ/RJ - Assessment Notice - questions about sales for incentive area	1,016,381	1,255,251
Notice of Violation and Imposition of Fine (AIIM) - RFB - Disallowance of PIS/COFINS Credits for inputs and freight	1,388,918	1,238,018
CFEM – difference of understanding between CSN and ANM on the calculation basis	1,452,933	1,143,275
Notice of Infraction and Imposition of Fine (AIIM) - RFB - Collection IRRF - Business Combinations CMIN 2015	1,106,401	986,196
ICMS - SEFAZ/RJ - ICMS Credits for acquisition of Electric Energy Industrialization	1,065,918	950,469
Notice of Violation and Imposition of Fine (AIIM) - IRPJ/CSLL - Disallowance of deductions of goodwill generated in the acquisition of Cimentos Mauá	810,907	715,152
ICMS - SEFAZ/RJ - Disallowance of the ICMS credits - Transfer of iron ore	731,416	666,816
ICMS - SEFAZ/RJ - Disallowance of credits on purchases of intermediate products	445,682	623,748
Disallowance of tax loss and negative calculation base resulting from adjustments in SAPLI - RFB	741,056	663,594
Infraction and Fine Imposition Notices (AIIM) - RFB - IRPJ/CSLL - Transfer Pricing	363,043
ICMS - SEFAZ/RJ - Transfer of imported raw material for a value lower than the TECAR import document	394,865	357,006
Notice of Violation and Imposition of Fine (AIIM) / Annulment Action - RFB - IRRF - Capital gain of CFM company sellers located abroad	317,522	289,406
Other tax lawsuits (federal, state, and municipal)	6,282,247	5,579,232
Social security lawsuits	288,973	187,338
Action to discuss the balance of the construction contract – Tebas	593,716	560,638
Action related to power supply payment’s charge - Light	440,002	386,834
Action that discusses Negotiation of energy sales - COPEN - CEEE-G	201,123	193,469
Collection of defaulted amounts of contracts for the execution of the Presidente Médici Thermoelectric Power Plant - SACE - CEEE-G	205,262	192,212
Enforcement action applied by Brazilian antitrust authorities (CADE)	122,136	109,206
Other civil lawsuits	1,423,591	1,168,591
Labor and social security lawsuits	2,091,666	1,726,517
Tax Execution Traffic Ticket Volta Grande IV	137,668	122,639
ACP Landfill Márcia I	306,389	306,389
Other environmental lawsuits	667,901	539,410
	53,651,946	47,688,078

(1) In 2022, after the respective approvals by the Administrative Council for Economic Defense, the acquisitions of CSN Cimentos Brasil (formerly LafargeHolcim (Brasil) S.A.), Companhia Estadual de Geração de Energia Elétrica (CEEE-G), Companhia Energética Chapecó and Metalgráfica Iguaçu S.A. were concluded and they became part of the CSN group.

69

(In thousands of reais - R$, unless otherwise stated)

In the first quarter of 2021, the Group was notified of an arbitration proceeding based on an alleged unfulfillment of iron ore supply contracts. The counterparty asks for approximately US$1 billion, and the Company has no knowledge of the basis for the estimates of the amount asked. As opposed, the Company understands to be a creditor in the contracts. Finally, the Company informs that has responded the arbitration requirements in conjunction with its legal counselors and is currently at the initial stage of its defense. The Company expects the arbitration will be concluded in 2 to 3 years. The relevance of the arbitration to the Company is related to the amount attributed to the cause and its eventual financial impact. The discussion involves arbitration disputes initiated by both parties.

The Company has been offering judicial guarantees (Guarantee Insurance/Letter of Guarantee) in the total amount updated to December 31, 2022 of R$4,939,419 (December 31, 2021 R$4,732,009), as determined by the procedural legislation in force.

The assessments made by legal advisors define these administrative and judicial proceedings as a possible risk of loss and, consequently, no loss provisions have been recognized in accordance with Management's judgment and with the accounting practices adopted in Brazil.

Accounting Policy

Only provisions estimated as probable risk of loss are recorded, substantiated in the assessment of our legal advisors, and at amounts that will be required to settle the litigations. The obligation is updated in accordance with the evolution of the lawsuit or financial charges incurred and may be reversed if the estimated loss is no longer considered probable due to changes in circumstances or derecognized when the obligation is settled.

20.	PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The balance of provisions for environmental liabilities and asset retirement obligation is as follows:

		Consolidated		Parent Company
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Environmental liabilities	176,181	172,574	160,968	158,213
Asset retirement obligations	842,624	765,083
	1,018,805	937,657	160,968	158,213

Accounting Policy

The Company recognizes a provision for recovery costs when a loss is probable and the amounts of the related costs are reasonably determined. Generally, the provisioning period for the amount to be used for recovery coincides with the completion of a feasibility study or commitment to a formal action plan.

Expenses related to compliance with environmental regulations are charged to income or capitalized, as appropriate. Capitalization is considered appropriate when expenses refer to items that will continue to benefit the Company and that are basically relevant to the acquisition and installation of equipment for pollution control and/or prevention.

Asset retirement obligations (ARO) consist of cost estimates for decommissioning, demobilization, or restoration of areas at the end of mining activities and extraction of mineral resources. The initial measurement is recognized as a liability discounted to present value and, subsequently, carried to expenses over time. The asset decommissioning cost equivalent to the initial liability is capitalized as part of the asset's carrying amount and is depreciated over the asset's useful life.

21.	RELATED-PARTY BALANCES AND TRANSACTIONS

21.a)	Transactions with holding companies

Vicunha Aços S.A. is the Company’s controlling shareholder, with a 40,99% interest in its voting capital.

Rio Iaco Participações S.A. also controls the Company, with a 3.45% interest in CSN’s voting capital.

The corporate structure of Vicunha Aços S.A. is as follows:

70

(In thousands of reais - R$, unless otherwise stated)

(a)	Vicunha Steel S.A. – holds a 67.93% interest in Vicunha Aços S.A.
(b)	CFL Participações S.A. – holds a 12.82% interest in Vicunha Aços S.A. and a 40% interest in Vicunha Steel S.A.
(c)	Rio Purus Participações S.A. – holds a 19.25% interest in Vicunha Aços S.A. and a 60% interest in Vicunha Steel S.A.

•	Liabilities

At a meeting held on December 23, 2023, the Board of Directors approved the payment of interest on equity, considering the rate of 15%. The amount to be paid, net of income tax, will be R$ 0.44868615934 per share. R$304,892 will be paid to Vicunha Aços S.A. and R$20,508 will be paid to Rio Iaco Participações S.A., net of income tax, until May 31, 2023.

21.b)	Transactions with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties

•	Consolidated

		Consolidated
		12/31/2023				12/31/2022
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total
Assets
Current Assets
Investments	(1)			2,128,183	2,128,183			1,768,915	1,768,915
Trade receivables (note 6)	(2)	34,441	2,658	131,268	168,367	48,236	1,182	59,716	109,134
Dividends (note 9)	(3)		106,747		106,747		77,377		77,377
Loans (note 9)	(4)		5,316		5,316		5,383		5,383
Other receivables (note 9)			6,480	1,829	8,309	30		1,828	1,858
		34,441	121,201	2,261,280	2,416,922	48,266	83,942	1,830,459	1,962,667
Non-current Assets
Investments	(1)			111,350	111,350			140,510	140,510
Loans (note 9)	(4)	3,732	1,655,680		1,659,412	3,678	1,381,095		1,384,773
Actuarial asset (note 9)				39,530	39,530			35,477	35,477
Other receivables (note 9)	(5)		1,792,579		1,792,579		1,484,759		1,484,759
		3,732	3,448,259	150,880	3,602,871	3,678	2,865,854	175,987	3,045,519
		38,173	3,569,460	2,412,160	6,019,793	51,944	2,949,796	2,006,446	5,008,186

Liabilities
Current Liabilities
Trade payables			140,579	35,435	176,014		93,115	37,448	130,563
Accounts payable		46	22,378		22,424		23,555	24,134	47,689
Provision for consumption			7,227		7,227		61,398		61,398
		46	170,184	35,435	205,665		178,068	61,582	239,650
Non-current Liabilities
Accounts payable			38,058		38,058		53,356		53,356
			38,058		38,058		53,356		53,356
		46	208,242	35,435	243,723		231,424	61,582	293,006

		Consolidated
		12/31/2023				12/31/2022
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total
P&L
Sales		206,158	21,663	1,769,915	1,997,736	234,150	34,924	2,442,586	2,711,660
Cost and expenses		(2,581)	(2,135,810)	(301,503)	(2,439,894)	(66)	(1,538,194)	(216,110)	(1,754,370)
Financial income (expenses)
Interest (note 27)			178,448	38,452	216,900		144,355	29,828	174,183
Exchange rate variations and monetary, net				(58,837)	(58,837)			(13,584)	(13,584)
Financial investments	(1)			308,309	308,309			(1,198,164)	(1,198,164)
Other operating income and expenses			(8,893)		(8,893)
		203,577	(1,944,592)	1,756,336	15,321	234,084	(1,358,915)	1,044,556	(80,275)

71

(In thousands of reais - R$, unless otherwise stated)

•	Parent Company

Consolidated and Parent Company Information:

(1)	Financial investments: Refers mainly to investments in Usiminas shares, cash and cash equivalents and Bonds with Banco Fibra and government bonds and CDBs with the exclusive funds.

(2)	Accounts receivables: refers mainly to sales transactions of steel products from the Parent Company to related parties.

(3)	Dividends receivable: In the parent company, it mainly refers to interest on equity from CSN Mineração in the amount of R$295,058 (R$59,469 as of December 31, 2022); Dividends from CSN Cimentos Brasil in the amount of R$ 178,348. In the Consolidated, it refers to dividends from MRS Logística in the amount of R$106,747 on December 31, 2023 (R$77,377 on December 31, 2022).

72

(In thousands of reais - R$, unless otherwise stated)

(4)	Loans (Assets):

Long term: In Consolidated refers mainly to loan agreements with Transnordestina Logística R$1,646,264 (R$1,384,773 as of December 31, 2022) with an average rate of 125.0% to 130.0% of CDI.

(5)	Others (Assets): In Consolidated, advance for future capital increase with Transnordestina Logística S.A. of R$1,792,579 as of December 31, 2022 R$1,484,759 as of December 31, 2021).

(6)	Borrowings (Liabilities):

Foreign currency: In the Parent Company these are intercompany contracts amounting to R$9.409,992 as of December 31, 2023 ((R$ 10,027,851 as of December 31, 2022).

21.c)	Other unconsolidated related parties

•	CBS Previdência

The Company is its main sponsor, being a not-for-profit civil society established in July 1960 and whose main objective is the payment of benefits complementary to those of the official social security for the participants. As a sponsor, it maintains transactions for payment of contributions and recognition of actuarial liabilities determined in defined benefit plans.

•	Banco Fibra

Banco Fibra is under the control structure of Vicunha Aços S.A., the major shareholder of the Company and the financial transactions carried out with this bank are limited to movements in checking accounts and financial investments in fixed-income securities.

•	CSN Foundation

The Company develops socially responsible policies concentrated today in the CSN Foundation, of which it is the founder. Transactions between the parties are related to operational and financial support for the Foundation to conduct social projects developed mainly in the locations where it operates.

•	Related Parties under the control of a member of the Company’s Management

The following companies are under the control of a member of the Management, which maintain some minor transactions with the Company:

•	Partifib Projetos Imobiliários Ltda;
•	Vicunha Imóveis Ltda;
•	Vicunha Serviços Ltda;
•	Ibis Participações e Serviços Ltda;
•	Party Negócios e Participações Ltda;
•	Jockey Club de São Paulo;
•	Fibra Sequoia Guarulhos Empreendimentos.

21.d)	Key management personnel

The key management personnel with authority and responsibility for planning, directing, and controlling the Company’s activities include members of the Board of Directors and statutory officers. The following is information on the compensation of such personnel and the related balances as of December 31, 2023 and 2022.

	12/31/2023	12/31/2022
	P&L
Short-term benefits for employees and officers	62,478	52,001
Post-employment benefits	450	266
	62,928	52,267

73

(In thousands of reais - R$, unless otherwise stated)

21.e)	Guarantees

The Company is liable for guarantees of its subsidiaries and jointly controlled entities as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	3,695,183	2,096,291	10,029	9,365	4,235	3,853	3,709,447	2,109,509
Group subsidiaries	R$	Up to 12/21/2024 and indefinite	1,903,235			197	131,920	2,163	2,035,155	2,360
CSN Mineração	R$	Up to 12/21/2024		540,946						540,946
Total in R$			5,598,418	2,637,237	10,029	9,562	136,155	6,016	5,744,602	2,652,815

CSN Inova Ventures	US$	01/28/2028	1,300,000	1,300,000					1,300,000	1,300,000
CSN Resources	US$	Up to 04/17/2026	1,530,000	1,150,000					1,530,000	1,150,000

CSN Cimentos	US$	Indefinite	115,000	115,000					115,000	115,000

Total in US$			2,945,000	2,565,000					2,945,000	2,565,000

Lusosider Aços Planos	EUR	Indefinite					75,000	75,000	75,000	75,000
Total in EUR							75,000	75,000	75,000	75,000
Total in R$			14,257,629	13,867,929			401,370	396,780	14,658,999	14,264,709
			19,856,047	16,505,166	10,029	9,562	537,525	402,796	20,403,601	16,917,524

Accounting Policy

Transactions with related parties were carried out by the Company on terms equivalent to those prevailing in market transactions, observing the price and the usual market conditions. Therefore, these transactions are in conditions that are no less favorable for the Company than those negotiated with third parties.

Transactions between the Parent Company and its subsidiaries are eliminated and adjusted to ensure consistency with the practices adopted by the Parent.

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and their related companies and the key personnel of the Company’s management.

22.	SHAREHOLDERS’ EQUITY

22.a)	Paid-up capital

The fully subscribed and paid-up capital as of December 31, 2023 is R$10,240,000, divided into 1,326,093,947 common and book-entry shares (as of December 31, 2022 R$10,240,000 divided into 1,326,093,947 common and book-entry shares), with no par value. Each common share entitles to one vote in the resolutions of the General Meeting.

22.b)	Authorized capital

The Company’s bylaws in effect on December 31, 2023 define that the share capital may be increased to up to 2,400,000,000 shares, by decision of the Board of Directors, regardless of amendments to the bylaws.

22.c)	Legal reserve

It is constituted at the rate of 5% of the net income calculated in each fiscal year, before any other allocation, pursuant to art. 193 of Law 6,404/86, up to a limit of 20% of the capital stock.

22.d)	Ownership structure

As of December 31, 2023 and 2022, the Company’s ownership structure was as follows:

74

(In thousands of reais - R$, unless otherwise stated)

			12/31/2023			12/31/2022
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	543,617,803	40.99%	40.99%	679,522,254	51.24%	51.24%
Rio Iaco Participações S.A. (*)	45,706,242	3.45%	3.45%	45,706,242	3.45%	3.45%
CFL Ana Participações S.A. (*)	135,904,451	10.25%	10.25%	0	0.00%	0.00%
NYSE (ADRs)	273,702,845	20.64%	20.64%	254,520,040	19.19%	19.19%
Other shareholders	327,162,606	24.67%	24.67%	346,345,411	26.12%	26.12%
Outstanding shares	1,326,093,947	100.00%	100.00%	1,326,093,947	100.00%	100.00%

(*) Controlling group companies.

22.e)	Treasury shares

As of December 31, 2023, the position of treasury shares was as follows:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation	Sale of shares	Balance in treasury
	04/20/2018	30,391,000	From 4/20/2018 to 4/30/2018	Not applicable	Not applicable			22,981,500	7,409,500
1º	06/21/2021	24,154,500	From 06/22/2021 to 12/22/2021	R$ 21.82	R$20,06 and R$23,22	24,082,000			31,491,500
2º	6/12/2021	30,000,000	From 12/07/2021 to 6/30/2022	R$ 25.00	R$17,20 and R$26,76	29,938,600			61,430,100
	05/18/2022			Not applicable	Not applicable		61,430,100
3º	05/18/2022	58,000,000	From 05/19/2022 to 05/18/2023

At a Board of Directors Meeting held on May 18, 2022, the Company approved (i) the closing of the share repurchase program, (ii) cancellation of 61,430,100 common shares held in treasury with no change in the Company's capital stock, which is now represented by 1,326,093,947 common book-entry shares without nominal value.

22.f)	Earnings per share

The earnings per share are shown below:

		Parent Company
	12/31/2023	12/31/2022
	Common Shares
(Loss)/profit for the year	(318,206)	1,554,060
Weighted average number of shares	1,326,093,947	1,327,028,614
Basic and diluted (loss)/earnings per share	(0.23996)	1.17108

Accounting Policy

Share capital

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the amount raised, net of taxes.

Earnings (loss) per share

Basic earnings (loss) per share is calculated using the net income (loss) for the year attributable to the Company’s controlling shareholders and the weighted average number of outstanding common shares in the respective period. Diluted earnings (loss) per share is calculated using the aforementioned average of outstanding shares, adjusted by instruments potentially convertible into shares, with a dilutive effect, in the periods presented. The Company does not have potential instruments convertible into shares and, consequently, the diluted and basic earnings (loss) per share are the same.

75

(In thousands of reais - R$, unless otherwise stated)

Treasury shares

When the Company purchases shares of the capital stock of the Company itself (treasury shares), the amount paid, including any directly attributable additional costs (net of income tax), is deducted from the equity attributable to the shareholders of the Company until the shares are canceled or disposed of. When such shares are subsequently disposed of, any amounts received, net of any directly attributable additional transaction costs and the respective income tax and social contribution effects, are included in the equity attributable to the Company’s shareholders.

Result per share

Basic and diluted earnings (loss) per share was calculated based on the profit attributable to CSN’s controlling shareholders divided by the weighted average number of common shares outstanding during the period, excluding common shares purchased and held as treasury shares. The Company does not hold potential dilutable common shares in circulation that could result in the dilution of earnings per share.

Non-controlling interest and transactions

The Company considers transactions with non-controlling interests as transactions with owners of the Company’s assets. For non-controlling interests, the difference between any consideration paid and the acquired portion of the carrying amount of the subsidiary’s net assets is recorded in equity. Gains or losses on disposals for non-controlling interests are also recorded directly in equity.

When the Company ceases to have control, any interest held in the entity is remeasured at fair value, with the change in carrying amount recognized in the income statement. The fair value is the initial carrying amount for the subsequent accounting of the retained interest in an associate, a joint venture or a financial asset. In addition, any amounts previously recognized in other comprehensive income related to that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This means that the amounts previously recognized in other comprehensive income are reclassified to income.

23.	COMPENSATION TO SHAREHOLDERS

Deliberation and/or payment of dividends occurred in 2023:

On November 13, 2023, the Board of Directors approved the proposed distribution of interim dividends, from the earnings reserve account, in the amount of R$985,000, corresponding to the amount of R$0.742782969659389 per share. The dividends were paid, without monetary adjustment, on November 29, 2023.

Accounting Policy

The Company adopts a profit distribution policy which, in compliance with the provisions of Law No. 6,404/76 as amended by Law 9,457/97, will imply the allocation of all net income to its shareholders, provided that the following priorities are preserved, regardless of its order: (i) business strategy; (ii) compliance with obligations; (iii) making the necessary investments; and (iv) the maintenance of a good financial situation for the Company.

In accordance with article 33 of the Company’s Bylaws, at least 25% of the net income for the year, adjusted under the terms of article 202 of Law 6,404/76, will be distributed as dividends in each fiscal year, which will be reflected in current liabilities. In addition, the Board of Directors may pay interest on equity by allocating the amount of interest paid or credited to the minimum mandatory dividends mentioned above. If the Company reports a dividend higher than the mandatory minimum in the allocation proposal, this amount is highlighted in a specific account in equity under “Proposed Additional Dividend”.

76

(In thousands of reais - R$, unless otherwise stated)

24.	NET REVENUE FROM SALES

Net sales revenue is comprised as follows:

		Consolidated		Parent Company
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Gross revenue
Domestic market	28,383,814	30,343,033	20,685,273	25,668,568
Foreign market	23,596,603	20,691,181	2,061,627	3,823,203
	51,980,417	51,034,214	22,746,900	29,491,771
Deductions
Sales returns, discounts and rebates	(673,746)	(371,189)	(500,260)	(349,684)
Taxes on sales	(5,868,721)	(6,300,905)	(3,834,456)	(4,927,400)
	(6,542,467)	(6,672,094)	(4,334,716)	(5,277,084)
Net revenue	45,437,950	44,362,120	18,412,184	24,214,687

Accounting Policy

The Company recognizes its revenues as soon as all of the conditions below are met:

•	Identification of the contract for the sale of goods or provision of services;
•	Identification of performance obligations;
•	Determination of the contract value;
•	Determinations of the amount allocated to each of the performance obligations included in the contract; and
•	Revenue recognition over time or when performance obligations are completed.

The Company’s operating revenues are generated through the production and sale of steel, ore and cement products, freight services in the case of product exports, railway and port logistics services and the sale of energy, in the normal course of activities it is measured by fair value of the consideration that the entity expects to receive in return for delivering the promised good or service to the customer.

Recognition of revenue occurs when or as the entity satisfies a performance obligation when transferring the good or service to the customer, and the performance obligation is understood as an enforceable promise in a contract with a customer for the transfer of a good/service or a series of goods or services.

If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction in operating revenue as sales are recognized.

Export freight services in CFR modalities (Cost and Freight) and CIF (Cost, Insurance and Freight), where the Company is responsible for the freight service, are considered separate services and, therefore, a separate obligation, having their allocation apart from the transaction price and with recognition in the result according to the effective provision of the service over time. Such revenue allocated to freight does not significantly affect the Company’s results for the year and, therefore, it is not presented separately in the financial statements. For other services provided, revenue is recognized based on its realization.

77

(In thousands of reais - R$, unless otherwise stated)

25.	EXPENSES BY NATURE

		Consolidated		Parent Company
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Raw materials and inputs	(12,732,273)	(14,572,337)	(10,376,103)	(13,621,409)
Outsourcing material	(5,104,273)	(3,265,627)
Labor cost	(4,268,241)	(3,320,234)	(1,693,919)	(1,461,372)
Supplies	(3,735,873)	(3,501,649)	(2,812,193)	(2,385,941)
Maintenance cost (services and materials)	(578,514)	(916,646)	(205,772)	(386,335)
Outsourcing services	(2,905,888)	(2,178,589)	(1,299,027)	(1,161,261)
Freight	(4,185,360)	(2,826,821)	(761,760)	(810,189)
Depreciation, amortization and depletion	(3,291,149)	(2,792,845)	(1,184,347)	(1,068,500)
Others	(1,163,601)	(929,205)	(193,299)	(305,858)
	(37,965,172)	(34,303,953)	(18,526,420)	(21,200,865)
Classified as:
Cost of sales	(33,475,189)	(31,054,016)	(17,438,140)	(19,999,366)
Selling expenses	(3,729,089)	(2,575,818)	(783,722)	(951,865)
General and administrative expenses	(760,894)	(674,119)	(304,558)	(249,634)
	(37,965,172)	(34,303,953)	(18,526,420)	(21,200,865)

The depreciation, amortization and depletion for the year were distributed as follows.

		Consolidated		Parent Company
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Production costs (1)	(3,226,469)	(2,752,557)	(1,157,752)	(1,046,410)
Selling expenses	(29,593)	(13,948)	(9,958)	(8,520)
General and administrative expenses	(35,087)	(26,340)	(16,637)	(13,570)
	(3,291,149)	(2,792,845)	(1,184,347)	(1,068,500)
Other operational (2)	(80,924)	(77,386)	(8,266)	(7,064)
	(3,372,073)	(2,870,231)	(1,192,613)	(1,075,564)

(1) The cost of production includes PIS and COFINS credits on lease agreements as of December 31, 2023, in the amount of R$7,068 in the consolidated (R$7,429 as of December 31, 2022) and R$ R$849 in the parent company (R$625 as of December 31, 2022).

(2) They mainly refer to the depreciation of investment properties, paralyzed equipment and amortization of the SWT customer portfolio, classified in other operating expenses, see note 26.

78

(In thousands of reais - R$, unless otherwise stated)

26.	OTHER OPERATING INCOME AND EXPENSES

		Consolidated		Parent Company
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Other operating income
Receivables by indemnity	12,608	10,588	6,964	8,928
Rentals and leases	20,730	17,178	13,340	10,539
Dividends received	1,039	832	499	399
PIS, COFINS and INSS to compensate
Contractual fines	4,356	11,863	2,750	7,676
Updated shares – Fair value through profit or loss (note 13)	(15,963)	(95,620)	(15,963)	(95,620)
Gain on disposal of investments (1)	114,763
Tax Recuperation (2)	249,852		142,705
Net gain in shares sale (note 10.d) (3)
Others revenues (4)	62,631	308,392	11,016	219,561
	450,016	253,233	161,311	151,483
			-	-
Other operating expenses
Taxes and fees	(106,771)	(372,897)	(40,706)	(310,809)
Expenses/reversal with environmental liabilities, net	(18,031)	(10,145)	(2,421)	(3,721)
Write-off/(Provision) of judicial lawsuits	(12,441)	(209,396)	3,548	(131,459)
Depreciation and amortization (note 24)	(80,924)	(77,386)	(8,266)	(7,064)
Reversal/(Write-offs) of estimated losses in fixed assets, intangible assets and Investment properties, net of reversal (notas 9.d, 10 e 11) (5)	(122,894)	24,133	(99,005)	2,110
Reversal of Impairment Fair Value Transnordestina (note 9.e)		387,989		387,989
Estimated (Loss)/reversal in inventories (6)	(655,055)	(226,942)	(295,365)	(124,153)
Idleness in stocks and paralyzed equipment (7)	(296,819)	(122,031)	(283,859)	(14,881)
Studies and project engineering expenses	(58,303)	(58,443)	(21,504)	(24,687)
Research and development expenses		(461)
Healthcare plan expenses	(36,147)	(24,158)	(34,333)	(23,464)
Cash flow hedge accounting realized (note 13) (8)	(1,144,335)	(1,478,589)	(339,094)	(1,393,034)
Actuarial pension plan	(59,411)	(59,693)	(58,737)	(57,926)
Other expenses	(496,045)	(680,297)	(218,090)	(451,902)
	(3,087,176)	(2,907,855)	(1,397,832)	(2,153,001)
Other operating income (expenses), net	(2,637,160)	(2,654,622)	(1,236,521)	(2,001,518)

(1)	Refers to the gain on the sale of Consórcio Machadinho (see note 9.e);

(2)	In 2022 the undisputed amount of R$134,611 was recognized as refund of the amounts overpaid for railway freight from April 1994 to March 1996 to the company RFFSA, which after extinction became part of the Federal Government's liabilities;

(3)	In 2023 refers to the write-off on the sale of Consórcio Machadinho (R$ 22,326 see note 9.e);

(4)	In the Parent Company refers substantially to losses incurred in the production process at the Presidente Vargas Plant (“UPV”) and in the Consolidated, losses in inventories in the amount of (R$213,490);

(5)	In 2023, it is the unused capacity due to lower-than-normal production volume at the Presidente Vargas Plant (“UPV”). In 2022, it is the unused capacity due to lower than usual production volume, because of the intense rains during the ore extraction operation;

(6)	In the Parent Company, this refers to the effects of a cash flow hedge in the amount of (R$339,094) and in the Consolidated the realization of a Cash Flow Hedge in the amount of (R$353,406) and a Platts Hedge in the amount of (R$790,929).

79

(In thousands of reais - R$, unless otherwise stated)

27.	FINANCIAL INCOME (EXPENSES)

		Consolidated		Parent Company
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Financial income
Related parties (note 21 a)	225,149	184,480	275,307	229,164
Income from financial investments	826,028	763,259	111,472	215,601
Updated shares – Fair value through profit or loss (Note 13.d)	308,309	(1,198,164)	308,309	(1,198,164)
Dividends received	52,516	113,697	52,486	113,665
Interest and fines	82,634	14,682	59,858	21,932
Other income	161,111	43,826	150,393	41,159
	1,655,747	(78,220)	957,825	(576,642)
Financial expenses
Borrowings and financing - foreign currency (note 12)	(1,567,508)	(1,238,372)	(279,876)	(126,128)
Borrowings and financing - local currency (note 12)	(2,096,805)	(1,356,639)	(1,283,229)	(995,409)
Capitalised interest (note 10)	182,799	135,242	58,174	40,804
Related parties	(8,249)	(10,297)	(234,733)	(149,409)
Lease liabilities	(76,514)	(68,533)	(929)	(1,416)
Interest and fines	(146,222)	(95,667)	(95,334)	(3,797)
Interest on drawn/forfaiting risk operations	(465,574)	(444,062)	(441,857)	(444,062)
(-) Adjustment present value of trade payables	(353,774)	(419,517)	(264,349)	(355,660)
Commission, bank fees, Guarantee and bank fees	(199,505)	(165,397)	(98,012)	(95,675)
PIS/COFINS over financial income	(87,144)	(118,311)	(19,996)	(35,791)
Other financial expenses	(533,581)	(390,598)	(59,388)	(59,229)
	(5,352,077)	(4,172,151)	(2,719,529)	(2,225,772)
Others financial items, net
Foreign exchange and monetary variation, net	(524,302)	783,902	(268,826)	762,545
Gains and (losses) on exchange derivatives (*)	69,250	(48,556)	58,525	58,134
	(455,052)	735,346	(210,301)	820,679
	(5,807,129)	(3,436,805)	(2,929,830)	(1,405,093)

Financial income (expenses), net	(4,151,382)	(3,515,025)	(1,972,005)	(1,981,735)

(*) Statement of gains and (losses) on derivative transactions (note 13.c)
Dollar - to - real NDF		176,991		14,317
Exchange rate swap Real x Dollar	(96,602)	(11,467)
Exchange rate swap Dollar x Euro	9,567
Interest rate swap CDI x IPCA	112,694	(257,897)	14,934
Exchange rate swap CDI x Dollar	43,591	43,817	43,591	43,817
	69,250	(48,556)	58,525	58,134

28.	SEGMENT INFORMATION

According to the Group´s structure, the businesses are distributed and managed in five operating segments as follows:

• Steel

The Steel Segment consolidates all the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel, with operations in Brazil, United States, Portugal and Germany. The Segment supplies the following markets: construction, steel containers for the Brazilian chemical and food industries, home appliances, automobile and OEM (motors and compressors). The Company’s steel units produce hot and cold rolled steel, galvanized and pre-painted steel of great durability. They also produce tinplate, a raw material used to produce metallic containers.

80

(In thousands of reais - R$, unless otherwise stated)

Overseas, Lusosider, which is based in Portugal, produces cold rolled steel and galvanized steel. CSN LLC in the USA meets local market needs, import and trade of steel products. Stahlwerk Thüringen (SWT), which is based in Germany, produces long steels and is specialized in the production of shapes used for construction.

In January 2014 the production of long steel products started in Brazil and consolidates the company as a source of complete construction solutions, complementing its portfolio of products with high value added in the steel chain.

•	Mining

This segment encompasses the activities of iron ore and tin mining.

The high-quality iron ore operations are located in the Iron Quadrilateral in Minas Gerais, which has its own mines and sells third party iron ore.

At the end of 2015, CSN and the Asian Consortium formalized a shareholders' agreement for the combination of assets linked to iron ore operations and the related logistics structure, forming a new company that has focused on mining of the Group activities from December 2015. In this context, the new company, currently named CSN Mineração S.A., holds the lease of TECAR, the Casa de Pedra mine and all the shares of Namisa, which was incorporated on December 31, 2015. CSN still owns 100% of Minérios Nacional which includes the mines of Fernandinho (operational), Cayman and Pedras Pretas (mineral resources), all located in Minas Gerais.

Moreover, CSN controls the Estanho de Rondônia S.A., a company with mining units and tin casting, in the state of Rondônia.

On October 7, 2022, CSN Mineração and CSN Energia completed the acquisition of the Quebra-Queixo Hydroelectric Power Plant, with an installed capacity of 120 MW, located in the city of Ipuaçu – SC, leading CSN Mineração to become self-sufficient in electricity, reinforcing its industrial competitiveness through greater cost predictability and 100% renewable energy generation.

• Logistics

i. Railway

CSN has equity interests in three railroad companies: MRS Logística, which manages the former Southeast Network of Rede Ferroviária Federal S.A. (RFFSA), Transnordestina Logística S.A. and FTL - Ferrovia Transnordestina Logística S.A., which has the concession to operate the former Northeast Network of the RFFSA in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

a) MRS

The railroad transportation services provided by MRS are fundamental to the supply of raw materials and the shipment of final products. The total amount of iron ore, coal and coke consumed by the Presidente Vargas plant as well as part of the steel produced by CSN for the domestic market and for export are carried by MRS.

The Southeast Brazilian railroad system, encompassing 1,674 kilometers of tracks, serves the tri-state industrial area of São Paulo-Rio de Janeiro-Minas Gerais, in the southeast region, linking the mines located in Minas Gerais to the ports located in São Paulo and Rio de Janeiro, and the steel mills of CSN, Companhia Siderúrgica Paulista (Cosipa), and Gerdau Açominas. Besides serving other customers, the railroad system carries iron ore from the Company’s mines in Casa de Pedra, Minas Gerais, and coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, and carries CSN’s export products to the ports of Itaguaí and Rio de Janeiro.

b) TLSA and FTL

TLSA and FTL hold the concession for the former Northeast Network of RFFSA. The northeastern railway system covers 4,238 km of railway network divided into two sections: i) Malha I, which integrates the sections of São Luiz - Mucuripe, Arrojado - Recife, Itabaiana - Cabedelo, Paula Cavalcante - Macau - and Propriá - Jorge Lins (Mesh I); and ii) Malha II, which includes the sections of Missão Velha - Salgueiro, Salgueiro - Trindade, Trindade - Eliseu Martins, Salgueiro - Porto de Suape and Missão Velha - Porto de Pecém.

81

(In thousands of reais - R$, unless otherwise stated)

In addition, it connects to the main ports in the region, thereby offering an important competitive advantage through opportunities for combined transport solutions and tailor-made logistics projects.

II. Port

The port logistics segment consolidates the terminal’s operation from Sepetiba built after the port modernization law (Law 8.630/1993) that allowed the transfer of port activities to the private sector. The Sepetiba terminal has a complete infrastructure to meet all the needs of exporters, importers and shipowners. Its installed capacity exceeds that of most other Brazilian terminals. It has cribs and a large storage area, as well as the most modern and adequate equipment, systems, and intermodal connections.

The Company’s constant investment in terminal projects consolidates the Itaguaí Port Complex as one of the most modern in the country.

•	Energy

CSN is one of the largest industrial consumers of electric energy in Brazil. As energy is fundamental in its production process, the Company invests in electricity generation assets and, with the acquisitions made in 2022, reached its energy self-sufficiency, starting to operate in the sector as a player in the generation of electricity through the sale of its surplus.

The year 2022 marked the growth of this segment through the acquisition of relevant renewable generation assets, tripling its generation capacity, as follows:

On June 30, 2022, CSN Cimentos and CSN Energia completed the acquisition of SHP Sacre II, located in the municipality of Brasnorte – MT, with an installed capacity of 30 MW, and SHP Santa Ana, located in the municipality of Angelina – SC, with installed capacity of 6.50 MW.

On October 7, 2022, CSN Mineração and CSN Energia concluded the acquisition of the Quebra-Queixo Hydroelectric Power Plant, located in the city of Ipuaçu – SC, with an installed capacity of 120 MW.

On October 21, 2022, Companhia Florestal do Brasil (“CFB”) concluded the acquisition of 66.23% of the shares of Companhia Estadual de Geração de Energia Elétrica – CEEE-G, with plants located in the state of Rio Grande do Sul, increasing the installed capacity of the CSN group by 746 MW. On December 22, 2022, Companhia Florestal do Brasil (“CFB”) concluded the acquisition of Eletrobras' 32.74% interest in Companhia Estadual de Geração de Energia Elétrica – CEEE-G. This acquisition resulted in an increase of 380 MW in the installed generation capacity for CSN. As a result, Companhia Florestal do Brasil (“CFB”) now holds a total of 99% of the share capital of CEEE-G.

With the acquisitions, the CSN group now holds a portfolio of generation assets with an installed capacity of 2,167 MW, as shown below:

1.	Itá Hydroelectric Power Plant, located in the state of Santa Catarina, in which CSN holds a 29.50% interest through ITASA's SPE, with an installed capacity equivalent to its participation of 428 MW;

2.	Igarapava Hydroelectric Power Plant, located in Minas Gerais, in which CSN holds a 17.92% stake in the consortium, with an installed capacity equivalent to its stake of 38 MW;

3.	Thermoelectric Cogeneration Center CTE#1, CTE#2 and TRT – Top Recovery Turbine, operating at the Presidente Vargas Steelworks with an installed capacity of 10 MW, 235 MW and 22 MW respectively, using recirculated industrial gases resulting from steel production as fuel;

4.	Sacre II Small Hydroelectric Power Plant, located in the state of Mato Grosso, with an installed capacity of 30 MW, of which CSN Cimentos holds full control of the asset through indirect control of the SPE de Brasil Central Energia;

5.	Santa Ana Small Hydroelectric Power Plant, located in the state of Santa Catarina, with an installed capacity of 6.5 MW, of which CSN Cimentos holds full control of the asset through direct control of the SPE of Santa Ana Energética;

82

(In thousands of reais - R$, unless otherwise stated)

6.	Quebra-Queixo Hydroelectric Power Plant, located in the state of Santa Catarina, with an installed capacity of 120 MW, of which CSN Mineração holds full control of the asset through the direct control of the SPE CEC – Companhia Energética Chapecó;

7.	Cachoeira dos Macacos Small Hydroelectric Power Plant, located in the state of Minas Gerais, with an installed capacity of 3.4 MW, of which CSN Cimentos holds full control of the asset, through the acquisition of LafargeHolcim;

8.	Companhia Estadual de Geração de Energia Elétrica – CEEE-G, located in the state of Rio Grande do Sul, with a platform of 15 own Hydroelectric Power Plants, wind and solar assets, in addition to minority participation in other projects, reflecting an installed capacity of 1,275 MW.

•	Cement

The Cement segment, which operates through CSN Cimentos, consolidates the production, marketing and distribution of cement, aggregates and concrete. In the Southeast plants the slag used is the same produced by the blast furnaces of the Presidente Vargas plant itself, in Volta Redonda/RJ.

The Company has intensified its strategy of expanding its business to new regions, and the first step was taken with the acquisition of Elizabeth Cimentos S.A. and Elizabeth Mineração Ltda. on August 31, 2021, which, with operations in the Northeast region, adds 1.3 Mtpy of cement production capacity.

On September 6, 2022, CSN Cimentos made a significant advance in its capacity and geographic positioning through the acquisition of LafargeHolcim (Brasil) S.A. This asset adds 11 million tons of cement production capacity, in addition to contributing new business to the current portfolio: Aggregates and Concrete. With all operations combined, CSN's Cement segment is currently the second largest in Brazil, in terms of effective production capacity, totaling 17 million tons.

The cement plants are located in the states of Minas Gerais (Arcos, Pedro Leopoldo, Barroso and Montes Claros), Rio de Janeiro (Volta Redonda, Cantagalo and Rio de Janeiro), Paraíba (Alhandra and Caaporã), Espírito Santo (Vitória), Bahia (Candeias), Goiás (Cocalzinho de Goiás) and São Paulo (Sorocaba). The production process basically involves grinding the main raw materials, which include clinker, limestone, gypsum and slag.

The sites are divided into two modalities: integrated factories and mills. The integrated factories have a limestone mine and kiln for the production of clinker, they are: Arcos, Barroso, Pedro Leopoldo, Montes Claros, Alhandra, Caaporã and Cantagalo. The mills, however, do not produce their own clinker, they are supplied with our own clinker (transfer between plants) and/or third-party sources, namely: Volta Redonda, Rio de Janeiro, Vitória, Candeias, Cocalzinho and Sorocaba.

Currently, the company serves the cement market with a broad portfolio of products suitable for both the technical segment and the distribution market, in accordance with ABNT NBR 16697. Cement is marketed in both bagged and bulk form.

In addition to the operations above, CSN Cimentos also owns two electricity generation assets acquired on June 30, 2022: SHP Santa Ana, located in the municipality of Angelina - SC, with an installed capacity of 6.50 MW, and SHP Sacre II, located in the municipality of Brasnorte – MT, with an installed capacity of 30 MW.

•	Sales by geographic area

Sales by geographic area are determined based on the customers’ location. On a consolidated basis, domestic sales are represented by revenues from customers located in Brazil and export sales are represented by revenues from customers located abroad.

Results by segment

For the purpose of preparing and presenting the information by business segment, Management decided to maintain the proportional consolidation of the jointly controlled entities as historically presented. For purposes of reconciliation of the consolidated result, the amounts recorded by these companies are not included in the “Corporate expenses/elimination” column.

83

(In thousands of reais - R$, unless otherwise stated)

								12/31/2023
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	16,516,265	1,804,173	265,949	2,644,949	545,735	4,510,553	(4,209,084)	22,078,540
Foreign market	6,201,221	15,331,475					1,826,714	23,359,410
Cost of sales and services (note 26)	(21,008,013)	(9,931,881)	(248,938)	(1,492,728)	(441,281)	(3,644,362)	3,292,014	(33,475,189)
Gross profit	1,709,473	7,203,767	17,011	1,152,221	104,454	866,191	909,644	11,962,761
General and administrative expenses (note 26)	(1,218,767)	(421,218)	(10,558)	(218,878)	(57,854)	(557,585)	(2,005,123)	(4,489,983)
Other operating (income) expenses, net (note 27)	(1,065,188)	(974,590)	(675)	10,390	188,866	(253,931)	(542,032)	(2,637,160)
Equity in results of affiliated companies (note 10)							351,131	351,131
Operating result before Financial Income and Taxes	(574,482)	5,807,959	5,778	943,733	235,466	54,675	(1,286,380)	5,186,749

Sales by geographic area
Asia		14,714,924					1,826,714	16,541,638
North America	1,671,773							1,671,773
Latin America	132,219							132,219
Europe	4,397,229	616,551						5,013,780
Foreign market	6,201,221	15,331,475					1,826,714	23,359,410
Domestic market	16,516,265	1,804,173	265,949	2,644,949	545,735	4,510,553	(4,209,084)	22,078,540
Total	22,717,486	17,135,648	265,949	2,644,949	545,735	4,510,553	(2,382,370)	45,437,950

								12/31/2022
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	20,588,235	1,700,051	307,999	2,311,754	293,035	2,819,551	(4,063,084)	23,957,541
Foreign market	8,752,776	10,825,080					826,723	20,404,579
Cost of sales and services (note 26)	(23,256,319)	(7,105,424)	(220,491)	(1,507,028)	(287,340)	(1,974,415)	3,297,001	(31,054,016)
Gross profit	6,084,692	5,419,707	87,508	804,726	5,695	845,136	60,640	13,308,104
General and administrative expenses (note 26)	(1,314,352)	(352,152)	(32,976)	(153,294)	(43,786)	(386,230)	(967,147)	(3,249,937)
Other operating (income) expenses, net (note 27)	(777,976)	(449,871)	(14,353)	33,927	39,376	(105,018)	(1,380,707)	(2,654,622)
Equity in results of affiliated companies (note 10)							237,917	237,917
Operating result before Financial Income and Taxes	3,992,364	4,617,684	40,179	685,359	1,285	353,888	(2,049,297)	7,641,462

Sales by geographic area
Asia		9,514,509					826,723	10,341,232
North America	2,018,046							2,018,046
Latin America	382,128							382,128
Europe	6,351,536	1,310,571						7,662,107
Others	1,066							1,066
Foreign market	8,752,776	10,825,080					826,723	20,404,579
Domestic market	20,588,235	1,700,051	307,999	2,311,754	293,035	2,819,551	(4,063,084)	23,957,541
Total	29,341,011	12,525,131	307,999	2,311,754	293,035	2,819,551	(3,236,361)	44,362,120

Accounting Policy

An operating segment is a component of the Group committed to the business activities, from which it can earn revenue and incur expenses, including income and expenses related to transactions with any other components of the Group. All results of operating segments are regularly reviewed by CSN’s Executive Board to make decisions about the resources to be allocated to the segment and to evaluate its performance, and for which different financial information is available.

29.	EMPLOYEE BENEFITS

The pension plans granted cover substantially all employees. The plans are managed by Caixa Beneficente dos Empregados de CSN (“CBS”), a private, non-profit pension fund established in July 1960.

84

(In thousands of reais - R$, unless otherwise stated)

Until December 1995, CBS Previdência managed two defined benefit plans based on years of service, salary and social security benefits. On December 27, 1995, the then Supplementary Pension Secretariat (“SPC”) approved the implementation of a new benefit plan, effective as of that date, called the Supplementary Benefit Mixed Plan (“Mixed Plan”), structured under the form of a variable contribution plan, which has been closed to new members since September 2013. As of that date, all new employees must join the CBSPrev Plan, structured in the form of defined contribution, also created in September 2013.

The CBS guarantee funds are mainly invested in repo operations (backed by federal government bonds), federal government bonds indexed to inflation, stocks, loans and real estate. As of December 31, 2023, CBS held 3,486,252 CSN common shares 3,486,252 as of December 31, 2022. The entity’s total guarantee resources totaled R$6.4 billion as of December 31, 2023 (R$5.9 billion as of December 31, 2022). CBS fund managers seek to combine plan assets with long-term benefit obligations to be paid. Pension funds in Brazil are subject to certain restrictions related to their ability to invest in foreign assets and, consequently, these funds invest primarily in securities in Brazil.

For defined benefit plans, called “35% of Average Salary” and “Supplementary Average Salary Plan”, the Company maintains a financial guarantee with CBS Previdência, the entity that manages the aforementioned plans, in order to maintain the financial and actuarial balance, should any future actuarial loss or actuarial gain occur.

In compliance with current legislation, specific to the pension fund market, for the last 4 years ended (2020, 2021, 2022 and 2023), there was no need to pay installments by CSN, since the benefit plans presented actuarial gains in the year.

CSN Cimentos Brasil also sponsors the Mauá Prev Retirement Plan for its employees. This is the plan that LafargeHolcim in Brazil made available to all its employees as of December 1, 2016. Until 2009, Lafarge Brasil S.A. sponsored two plans, a defined contribution plan and a defined benefit plan. On July 1, 2009, the plans were merged, remaining only one variable contribution plan, with the exception of the acquired right of those who had already completed the eligibility of the defined benefit rules. The following tables present a summary of the components of the net defined benefit expense of Mauá Prev recognized in the income statement, as well as the capitalization status and amounts subject to recognition in the balance sheet as at December 31, 2023 and 2022.

29.a)	Description of pension plans

Plan of 35% of the average salary

This plan started on February 1, 1966 and is a defined benefit plan, the purpose of which is to pay retirement benefits (length of service, special, disability or old age) for life, equivalent to 35% of the adjusted average of the last 12 salaries of the participant. The plan also guarantees the payment of sickness benefit to the participant retired by the Official Social Security and also guarantees the payment of savings, death, and monetary assistance. This plan was discontinued on October 31, 1977 when the plan to supplement the average salary came into effect.

Average salary supplementation plan

This plan started on November 1, 1977 and is a defined benefit plan. Its objective is to complement the difference between the corrected average of the last 12 salaries of the participant and the benefit of the Official Social Security for retirements, also for life. As with the 35% plan, there is coverage for sickness benefit, death benefit and pension benefits. This plan was discontinued on December 26, 1995, with the creation of the mixed supplementary benefit plan.

Mixed supplementary benefit plan

Started on December 27, 1995, it is a variable contribution plan. In addition to the programmed retirement benefit, payment of risk benefits (active pension, disability and sickness/accident benefits) is also provided. In this plan, the retirement benefit is calculated based on what has been accumulated by the monthly contributions of the participants and the sponsors, as well as the option of each participant in the form of receiving the same, which can be for life (with or without continuity of pension for death) or by a percentage applied to the balance of the benefit-generating fund (loss for an indefinite period). After retirement, the plan will have the characteristic of a defined benefit plan, if the participant has opted to receive his benefit in the form of lifetime monthly income. This plan was discontinued on September 16, 2013, when the CBS Prev plan came into effect.

85

(In thousands of reais - R$, unless otherwise stated)

CBS Prev Plan

On September 16, 2013, the new CBS Prev pension plan began, which is a defined contribution plan. In this plan, the retirement benefit is determined based on what has been accumulated by the monthly contributions of participants and sponsors. The option of each participant to receive it can be: (a) receive part in cash (up to 25%) and the remaining balance through monthly income for a percentage applied to the benefit-generating fund, not being applicable to death pension benefits, (b) receive only monthly income for a percentage applied to the benefit-generating fund.

With the creation of the CBS Prev Plan, the Mixed Supplementary Benefit Plan was discontinued for the entry of new participants as of September 16, 2013.

Mauá Prev Plan

The Mauá Prev plan is offered by CSN Cimentos Brasil S.A. (formerly LafargeHolcim) acquired in 2022, and sponsors the Mauá Prev Retirement Plan, for its employees. This is the plan that LafargeHolcim in Brazil made available to all its employees as of December 1, 2016. Until 2009, Lafarge Brasil S.A. sponsored two plans, a defined contribution plan and a defined benefit plan. On July 1, 2009, the plans were merged, remaining only one variable contribution plan, with the exception of the acquired right of those who had already completed the eligibility of the defined benefit rules. Additionally, the Company has recorded in a collective agreement in some of its plants commitments related to the bonus, due on the occasion of the retirement of the employee by the Social Security. The following tables present the commitments related to this bonus, as well as the capitalization status and the amounts subject to recognition in the balance sheet.

ACT Plan

CSN Cimentos Brasil (CIBR) has post-employment benefits linked to Collective Labor Agreements (ACT), which provides for the payment of multiples of salaries, as well as compensation from the FGTS (Guarantee Fund for Length of Service) if the employee leaves company due to retirement.

29.b)	Investment policy

The investment policy establishes the principles and guidelines that should govern the investments of resources entrusted to the entity, with the objective of promoting the security, liquidity and profitability necessary to ensure the balance between the plan's assets and liabilities, based on the ALM (Asset Liability Management) study, which considers the benefits of the participants and beneficiaries of each plan.

The investment plan is reviewed annually and approved by the Deliberative Council, considering a 5-year horizon, as established in CGPC resolution No. 7 of December 4, 2003. The investment limits and criteria established in the policy are based on Resolution 4,661/18, published by the National Monetary Council (“CMN”).

29.c)	Employee benefits

The actuarial calculations are updated at the end of each year, by external actuaries and presented in the financial statements in accordance with CPC 33 (R1) – Employee benefits and IAS 19 – Employee benefits.

				Consolidated
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
	Actuarial asset		Actuarial liabilities
Benefits of pension plans	(39,530)	(35,477)	22,772
Post-employment healthcare benefits			481,118	537,290
	(39,530)	(35,477)	503,890	537,290

				Parent Company
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
	Actuarial asset		Actuarial liabilities
Benefits of pension plans	(31,007)	(28,072)
Post-employment healthcare benefits			481,118	537,290
	(31,007)	(28,072)	481,118	537,290

The reconciliation of assets and liabilities of employee benefits is presented below:

86

(In thousands of reais - R$, unless otherwise stated)

		Consolidated
	12/31/2023	12/31/2022
Present value of defined benefit obligation	3,329,076	3,110,848
Fair value of plan assets	(3,713,099)	(3,572,869)
Deficit(Surplus)	(384,023)	(462,021)
Restriction to actuarial assets due to recovery limitation	367,265	426,544
Liabilities (Assets), net	(16,758)	(35,477)

The change in the present value of the defined benefit obligation is shown below:

		Consolidated
	12/31/2023	12/31/2022
Present value of obligations at the beginning of the year	3,110,848	3,151,609
Consolidation of CSN Cimentos Brasil		67,640
Cost of service	1,152	1,225
Interest cost	347,297	324,041
Participant contributions made in the year	1,404	1,382
Benefits paid	(324,750)	(310,471)
Actuarial loss/(gain)	186,665	(124,578)
Present value of obligations at the end of the year	3,322,616	3,110,848

The change in the fair value of the plan’s assets is shown below:

		Consolidated
	12/31/2023	12/31/2022
Fair value of plan assets at the beginning of the year	(3,572,869)	(3,584,244)
Consolidation of CSN Cimentos Brasil		(63,292)
Interest income	(401,054)	(369,488)
Benefits Paid	324,750	310,471
Participant contributions made in the year	(1,404)	(1,382)
Employer contributions made in the year	(184)	(144)
Return on plan assets (less interest income)	(62,338)	135,210
Fair value of plan assets at the end of the year	(3,713,099)	(3,572,869)

The composition of the amounts recognized in the income statement is shown below:

		Consolidated
	12/31/2023	12/31/2022
Cost of current service	1,152	1,225
Interest cost	347,297	324,041
Expected return on plan assets	(401,054)	(369,488)
Interest on the asset ceiling effect	50,076	39,416
Total costs / (income), net	(2,529)	(4,806)

The (cost)/income is recognized in the income statement in other operating expenses.

The movement of actuarial gains and losses is shown below:

87

(In thousands of reais - R$, unless otherwise stated)

		Consolidated
	12/31/2023	12/31/2022
Actuarial losses and (gains)	186,665	(124,578)
Return on plan assets (less interest income)	(62,338)	135,210
Change in the asset’s limit (excluding interest income)	(109,355)	13,604
Total cost of actuarial losses and (gains)	14,972	24,236

The breakdown of actuarial gains and losses is shown below:

		Consolidated
	12/31/2023	12/31/2022
Loss due to change in financial assumptions	194,988	(204,485)
Loss due to experience adjustments	(13,933)	79,907
Loss due to changes in assumptions	5,610
Return on plan assets (less interest income)	(62,338)	135,210
Change in the asset’s limit (excluding interest income)	(109,355)	13,604
Actuarial losses and (gains)	14,972	24,236

The main actuarial assumptions used were as follows:

	12/31/2023	12/31/2022
Actuarial financing method	Projected unit credit	Projected unit credit
Functional currency	Real (R$)	Real (R$)
Recognition of plan assets	Fair value	Fair value
Nominal discount rate	Millennium Plan: 5.36%	Millennium Plan: 6.14%
	Plan 35%: 5.32%	Plan 35%: 6.10%
	Supplementation: 5.33%	Supplementation: 6.10%
	Mauá Prev: 5.34%	Mauá Prev: 6.10%
Inflation rate	3.90%	5.31%
Nominal salary increase rate	1.00%	1.00%
Nominal benefit increase rate	3.90%	5.31%
Rate of return on investments	Millennium Plan: 5.36%	Millennium Plan: 6.14%
	Plan 35%: 5,32%	Plan 35%: 6.10%
	Supplementation : 5.33%	Supplementation : 6.10%
	Mauá Prev: 5.34%	Mauá Prev: 6.10%
General mortality table	Millennium Plan: AT-2012 segregated by gender	Millennium Plan: AT-2012 segregated by gender
	Plans 35% : AT-2000 Male, aggravated by 15%	Plans 35% : AT-2000 Male, aggravated by 15%
	Supplementation: AT-2000 segregated by gender, aggravated by 10%	Supplementation: AT-2000 segregated by gender, aggravated by 10%
	Mauá Prev: AT-2012 segregated by gender	Mauá Prev: AT-2000 segregated by gender
	Millennium Plan: AT-2012 segregated by gender	Plan 35%: Medium Light
Disability table	Mauá Prev and ACT: IAPB57	Supplementation: Not applied
	Other Plans: Not applicable	Millennium Plan: Prudential (Ferr Apos) unaggravated by 10%
Mauá Prev: Mercer Disability
Disability mortality table	Millennium Plan: AT 71	Millennium Plan: AT 71
	Plans 35%: MI-2006 - 10% M&F	Plans 35%: MI-2006 - 10% M&F
	Supplementation: Winklevoss - 10%	Supplementation: Winklevoss - 10%
	Mauá Prev E ACT: Álvaro Vindas smoothed by 50%	Mauá Prev: IAPB-57
Turnover table	Millennium Plan 5% per year	Millennium Plan 5% per year
	Maua Prev: MercerService	Null for 35% Plans and Supplementation
	Other Plans: Not applicable	Maua Prev: up to 10 minimum wages 20%, up to 20 minimum wages 15% and above 20 minimum wages 10%
Retirement age	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan
Household of active participants	90% will be married at the time of retirement for the Mauá Prev and ACT Plans, and 95% for the other Plans. The wife being 4 years younger than her husband.	95% will be married at the time of retirement, with the wife being 4 years younger than the husband

The assumptions regarding the mortality table are based on published statistics and mortality tables. These tables translate into an average life expectancy in years for employees aged 65 and 40:

88

(In thousands of reais - R$, unless otherwise stated)

	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)		Plan ACT		Mauá Prev
Longevity at age of 65 for current participants	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Male	18.38	18.38	18.75	18.75	21.47	21.47	21.47	22.17	20.24	22.17
Female	18.38	18.38	21.41	21.41	23.34	23.34	23.34	19.55	20.24	19.55

Longevity at age of 40 for current participants
Male	40.15	40.15	40.60	40.60	44.07	44.07	44.07	40.15	42.74	40.15
Female	40.15	40.15	44.41	44.41	46.68	46.28	46.68	45.30	42.74	45.30

Allocation of plan assets:

		12/31/2023		12/31/2022
Variable income	190,455	5.13%	193,948	5.43%
Fixed income	3,143,056	84.65%	3,106,206	86.94%
Real estate	201,870	5.44%	207,223	5.80%
Others	177,718	4.79%	65,492	1.83%
Total	3,713,099	100.00%	3,572,869	100.00%

The assets invested in variable income are mainly invested in CSN shares.

Fixed income assets are mainly composed of debentures, Interbank Deposit Certificates ("CDI") and National Treasury Bills (“NTN-B”).

Real estate refers to buildings valued by a specialized asset appraisal company. There are no assets in use by CSN and its subsidiaries.

For the pension plan, the expense in 2023 was R$1,587 (R$1,616 as of December 31, 2022).

29.d)	Expected contributions

There are no expected contributions that will be paid to the defined benefit plans 35% and Supplementation in 2023.

For the mixed supplementary benefit plan, the expected contributions in the amount of R$22,032 will be paid in 2024 for the defined contribution portion and R$1,332 for the defined benefit portion (risk benefits).

29.e)	Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions, for the pension plans as of December 31, 2023 is shown below:

89

(In thousands of reais - R$, unless otherwise stated)

		12/31/2023
	Consolidated Effect of Plans
Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	(12,170)	13,091
Effect on present value of obligations	(128,274)	138,105

Assumption: Salary growth
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	1,777	1,648
Effect on present value of obligations	1,373	(1,318)

Assumption: Mortality table
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	1,529	(1,530)
Effect on present value of obligations	16,094	(16,097)

Assumption: Benefit adjustment
Sensitivity level	+1 ano	- 1 ano
Effect on current service cost and on interest on actuarial obligations	8,028	(8,093)
Effect on present value of obligations	85,113	(85,817)

Following are the expected benefits for future years for defined benefit plans:

Forecast payments	2023	2022
Year 1	339,223	331,781
Year 2	316,898	309,844
Year 3	309,058	301,196
Year 4	299,948	293,367
Year 5	291,230	284,533
Next 5 years	1,307,118	1,286,222
Total forecast payments	2,863,475	2,806,943

29.f)	Post-Employment Health Plan

It refers to the health plan created on December 1, 1996, exclusively to cover former retired employees, pensioners, amnesties, ex-combatants, widows of labor accident victims and retirees until March 20, 1997 and their respective legal dependents. Since then, the health plan has not allowed the inclusion of new beneficiaries. The Plan is sponsored by CSN.

The amounts recognized in the balance sheet were determined as follows:

	12/31/2023	12/31/2022
Present value of obligations	481,118	537,290
Liabilities	481,118	584,288

The reconciliation of health benefit liabilities is as follows:

90

(In thousands of reais - R$, unless otherwise stated)

	12/31/2023	12/31/2022
Actuarial liability at the beginning of the year	537,290	584,288
Expenses recognized in income for the year	58,737	57,926
Sponsor’s contributions transferred in prior year	(51,788)	(62,213)
Recognition of actuarial loss/(gain)	(63,121)	(42,711)
Actuarial liability at the end of the year	481,118	537,290

The actuarial gains and losses recognized in equity are as follows:

	12/31/2023	12/31/2022
Actuarial gain (loss) on obligation	(63,121)	(42,711)
Gain/(loss) recognized in shareholders' equity	(63,121)	(42,711)

Below is the weighted average life expectancy based on the mortality table used to determined actuarial obligations:

	12/31/2023	12/31/2022
Longevity at age of 65 for current participants
Male	20.24	20.24
Female	20.24	20.24

Longevity at age of 40 for current participants
Male	42.74	42.74
Female	42.74	42.74

The actuarial assumptions used to calculate post-employment health benefits were:

	12/31/2023	12/31/2022
Biometric and Demographic
General mortality table	AT 2000 segregated by gender 20%	AT 2000 segregated by gender 20%
Financial
Actuarial nominal discount rate	5.33%	6.10%
Inflation	3.90%	5.31%
Real increase in medical costs based on age (Aging Factor)	0,5% - 3,00% real a.a.	0,5% - 3,00% real a.a.
Nominal increase medical costs growth rate	4.10%	4.10%
Average medical cost (Claim cost)	1,204.48	1,084.14

29.g)	Sensitivity analysis

The quantitative sensitivity analysis for significant assumptions for the post-employment health plans as of December 31, 2023 is as follows:

91

(In thousands of reais - R$, unless otherwise stated)

		12/31/2023
	Healthcare Plan
	Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	717,782	(771,601)
Effect on present value of obligations	(16,457,230)	17,767,261

	Assumption: Medical Inflation
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	3,736,446	(3,260,736)
Effect on present value of obligations	39,589,932	(34,549,491)

	Assumption: Benefit adjustment
Sensitivity level	+1 ano	- 1 ano
Effect on current service cost and on interest on actuarial obligations	(2,702,833)	2,860,583
Effect on present value of obligations	(28,638,170)	30,309,624

Following are the expected benefits for future years of the post-employment health plans:

Forecast benefit payments	12/31/2023	12/31/2022
Year 1	57,627	67,596
Year 2	54,710	64,264
Year 3	51,820	60,913
Year 4	48,925	57,523
Year 5	46,015	54,116
Next 5 years	187,093	220,269
Total forecast payments	446,190	524,681

Accounting Policy

Long-term employee benefits

A defined contribution plan is a post-employment benefit plan under which the Company pays contributions to CBS, obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in the income statement during the periods during which services are provided by employees. In this modality, the Company will have no legal or constructive obligation to pay additional amounts, as the risks fall on employees.

In the defined benefit plan, obligations are assessed annually by independent actuaries, the unit credit method is used in the calculation, the assumptions for the calculation include biometric, demographic, financial and economic assumptions. The discount rate is applied to define the present value of the defined benefit obligations, the fair value of the assets is also determined. The amount recognized in the Company’s balance sheet is the net of obligations after the discount rate less the fair value of the assets.

When the calculation results in a benefit to the Company, the asset to be recognized is limited to the total amount of any past unrecognized service costs and the present value of the economic benefits available in the form of future plan reimbursements or reduction in future plan contributions. Actuarial gains and losses resulting from defined benefit plans are recognized immediately in other comprehensive income. In the event of extinction of the plan, the accumulated actuarial gains and losses are recorded in income.

Short-term employee benefits

Payments of benefits such as salary or vacation, as well as the respective labor charges on these benefits are recognized monthly in the income statement, respecting the accrual basis.

92

(In thousands of reais - R$, unless otherwise stated)

Employees’ profit sharing and executives’ variable remuneration are linked to the achievement of operational and financial goals. The Company recognizes a liability and an expense substantially when these goals are achieved by allocating them to the cost of production or operating expenses.

30.    COMMITMENTS

30.a)	Take-or-pay contracts

As of December 31, 2023 and 2022, the Company was a party to take-or-pay contracts as shown in the following table:

	Payments in the period
Type of service	2022	2023	2024	2025	2026	After 2026	Total

Transportation of iron ore, coal, coke, steel products, cement and mining products.	1,568,658	2,068,319	1,978,202	2,006,831	1,606,684	2,064,282	7,655,999
Supply of power, natural gas, oxygen, nitrogen, argon and iron ore pellets.	2,191,442	583,152	594,244	507,377	410,711	677,094	2,189,426
Processing of slag generated during pig iron and steel production.	84,140	22,981	22,879				22,879
Oil Storage and Handling	2,567	2,754	766				766
Labor and consultancy services	33,300	31,391	24,207	24,207	24,207	96,826	169,447
	3,880,107	2,708,597	2,620,298	2,538,415	2,041,602	2,838,202	10,038,517

30.b)	Projects and other commitments

• Transnordestina project

The Transnordestina project which corresponds to rail network II of the Northeast Railway System, includes building 1,753 km of new, next-generation, wide-gauge tracks. The project posts an evolution of 48% progress which was expected to completion for 2017, completion period currently under discussion with the responsible agencies.

After extensive negotiations involving ANTT, TCU and the then Ministry of Infrastructure, on December 23, 2022, the first amendment to the Concession Agreement was signed, which redefined the scope and deadlines for completion of the TLSA sections, notably to provide for the return of the section Salgueiro-Porto de Suape (SPS), which results in a project with the current 1,206 km of rail network and completion deadline up to December 2029. This act also ended the discussion of the administrative procedure for expiry recommendation, which was being processed by the National Ground Transportation Agency (“ANTT”).

The Company expects that the investments will allow Transnordestina Logística S.A. (“TLSA”), the concessionaire that owns the Transnordestina Project, to transport various products, such as soybeans, corn, iron ore, limestone, cotton, sugar cane, fertilizers, oil and fuels. The concession period ends in 2057 and may be terminated before that period if the concessionaire reaches the minimum return agreed with the Government. TLSA has obtained the environmental authorizations required and implementation is advanced, “Phase I” has been concluded in the stretch from the state of Piauí to the city of São Miguel do Fidalgo and the superstructure and infrastructure works in the stretch from the state of Ceará are in progress.

• FTL – Ferrovia Transnordestina Logística S.A. (Operational network)

In relation to Malha I, operated by FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), in July 2022, the Company filed the request for an Early Extension of the concession contract for additional 30 years, which is based on compliance with legal requirements and the goals established by ANTT regarding production volume and safety. Thus, despite the existence of an administrative procedure by ANTT which, in 2013, resulted in the recommendation of expiry of the concession contract, there was a decision issued on 12/13/2022 by the Court of Auditors - TCU, Judgment 2769/2022, which determined that ANTT and Ministry of Infrastructure, subject to their respective competences, adopt measures with a view to the definitive solution of the Concession Contract for the network granted to FTL. In September/2023, based on the final report of the working group, the Ministry of Transport issued LETTER No. 448/2023/SE to ANTT informing the closure of the expiry recommendation made in Deliberation/ANTT No. 947/2019, of October 22, 2019. Therefore, in view of the positive environment of negotiations for the concession contract, as well as the growth of FTL, with the achievement of production records and Ebitda, the company considers the Early Extension of the concession contract probable in order to definitively resolve the aforementioned contractual issues.

93

(In thousands of reais - R$, unless otherwise stated)

31.	INSURANCE

In order to adequately mitigate risks and in view of the nature of its operations, the Company contracts several different types of insurance policy. The policies are taken out in line with the Risk Management policy and are similar to the insurance taken out by other companies in the same industry in which CSN and its subsidiaries operate. The coverages of these policies include: National Transport, International Transport, Life and Personal Accident Insurance, Health, Vehicle Fleet, D&O (Administrators Liability Insurance), General Civil Liability, Engineering Risks, Export Credit, Insurance Warranty and Civil Liability Port Operator.

The Company's insurance is contracted together with the insurance of its subsidiaries, but there is no joint or subsidiary responsibility between the Company and companies of its economic group with CSN Mineração.

In 2023, after negotiation with insurers and reinsurers in Brazil and abroad, the Operational Risk Insurance Policy for Property Damage and Business Interruption policy was extended, which expired on July 30, 2023, until September 30, 2023, and subsequently renewed from October 1, 2023 to September 30, 2024. Under the terms of said policy, the Maximum Indemnity Limit is US$525 million for locations with Company activities, combined for Material Damage and Loss of Profits. Under the terms of the policy, the Company assumes a deductible of US$310 million for material damage and 45 days for lost profits. The policy's maximum indemnity limit is shared with other insured establishments.

The risk assumptions adopted, in view of their nature, are not part of the scope of the audit of these financial statements, and consequently, they have not been audited by our independent auditors.

32.	ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information about transactions related to the statement of cash flows:

		Consolidated		Parent Company
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Income tax and social contribution paid	1,407,469	3,100,349		275,760
Addition to fixed assets with interest capitalization (note 10 and 27)	182,799	135,242	58,174	40,804
Remeasurement and addition – Right of use (note 10 i)	197,525	125,946	3,992	2,501
Addition to PP&E without adding cash	114,877	60,329
Capitalization in associate with no cash effect	11,037	367,000	932,275
	1,913,707	3,788,866	994,441	319,065

94

(In thousands of reais - R$, unless otherwise stated)

33.	STATEMENT OF COMPREHENSIVE INCOME

34.	SUBSEQUENT EVENTS

•	Category change and share redemption

Continuing the OPA procedures, on January 25, 2024, the Securities and Exchange Commission (“CVM”) granted the request for conversion from category “A” to “B” of Companhia Estadual de Geração de Energia Elétrica – CEEE-G (“CEEE-G”). And on February 21, 2024, the Extraordinary General Assembly of CEEE-G approved the redemption and cancellation of 98,375 (ninety-eight thousand, three hundred and seventy-five shares) of which 41,896 (forty-one thousand, eight hundred and ninety and six) common shares and 56,479 (fifty-six thousand, four hundred and seventy-nine) preferred shares issued by CEEE-G, without changing the Company's share capital, in accordance with article 4, paragraph 5, of the Brazilian Corporation Law.

•	News published in the media

On February 22, 2024, the Company informed its shareholders and the market in general that an offer was presented to acquire assets of InterCement Participações S.A. The offer was presented within the scope of a competitive process still in progress, and its confidential provisions describe a series of precedent conditions for defining the terms and conditions of an eventual transaction and its potential implementation, which are usual in operations of a similar nature, including, expressly, prior approval by the Administrative Council for Economic Defense – CADE, if binding documents are to be signed . The Offer is under evaluation by the respective seller and, furthermore, no binding documents have been signed with any counterparty that generate an obligation or firm commitment to carry out the potential transaction.

•	Acquisition of Panatlantica S.A.

In continuation of the Share Purchase and Sale Agreement and Other Covenants (“Agreement”) entered into on October 27, 2023, the Company concluded on January 15, 2024 the acquisition of 18.61% of the shares issued by Panatlântica S.A. to total price of R$150 million, to be paid in national currency in 6 (six) annual installments, the first being on January 15, 2024 and the others on the five subsequent anniversaries of the closing date of the Operation, as provided for in the Contract. As a result of the operation and under the terms set out in the Purchase and Sale Agreement, CSN now holds shares issued by Panatlântica S.A. representing 29.91% of the share capital.

95

(In thousands of reais - R$, unless otherwise stated)

•	Offering of debt securities (Notes)

On February 8, 2024, the Company announced that it had priced the reopening of the offering of debt securities called Notes issued in December 2023 in the foreign market by its subsidiary CSN Resources S.A. in the amount of US$200 million with maturity in 2030 and interest of 8.875% per year. The Notes will be guaranteed, unconditionally and irrevocably, by the Company. The total aggregate value of the Notes upon reopening will be US$700,000,000.00. The settlement of the Notes is scheduled for February 13, 2024.

96

(In thousands of reais - R$, unless otherwise stated)

Independent auditor’s report on the individual and consolidated financial statements

To the Shareholders, Board Members and Management of

Companhia Siderúrgica Nacional

São Paulo - SP

Qualified

We have audited the accompanying individual and consolidated financial statements of Companhia Siderúrgica Nacional (the “Company”), identified as Parent and Consolidated, respectively, which comprise the balance sheet as at December 31, 2023 and the statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended, and notes to the financial statements, including material accounting policies and other explanatory information

In our opinion, the individual and consolidated financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Companhia Siderúrgica Nacional as at December 31, 2023, and its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Individual and Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements in the Code of Ethics for Professional Accountants and the professional standards issued by the Brazilian Federal Accounting Council (CFC), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in the audit of the financial statements of the current year. These matters were addressed in the context of our audit of the individual and consolidates financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

97

(In thousands of reais - R$, unless otherwise stated)

Recoverable amount of investment in joint venture (Note 10.e)
Why it is a Key Audit Matter	How the matter was addressed in the audit

The Company holds an investment in the joint venture Transnordestina Logística S.A. (TLSA) as at December 31, 2023, including a gain (fair value) generated when the Company lose its the control over the investment, in the amount of R$ 1,820 million, the recoverable amount of which must be assessed annually as required by standard NBC TG 01(R4) - Impairment of assets. As mentioned in the aforementioned note, the joint venture conducts an impairment test, which involves a high degree of subjectivity and judgment by management, based on the discounted cash flow method, considering various assumptions, such as discount rate, inflation forecast, economic growth, among others.

As an investor the Company also conducts impairment test using a method that considers the investee's ability to distribute dividends, known as the Dividend Discount Model, according to which the flow of dividends discounted to present value is taken into account, using the cost of equity, as well as other metrics and risk factors that increase the discount rate used.

Accordingly, this matter was considered in the audit for the current year as a risk area due to the uncertainties inherent to the process of determining the estimates and judgments involved in the preparation of future cash flows and dividend flows discounted to present value, such as forecasts of market demand, operating margins and discount rates, which can significantly change the expected realization of the asset.

Our audit procedures included, among

others:

•    Evaluation of the design of the internal control structure implemented by management related to the impairment analysis;

•    Examination of the technical study prepared by management, with the assistance of our experts, in order to verify the reasonableness of the model and methodology, the consistency of the data and the assumptions used in management's assessment;

•    Analysis of the reasonableness of the mathematical calculations included in the technical study;

•    Updates and inquiries of Company management and TLSA executives on the progress of negotiations for the release of funds by the controlling shareholders for the resumption of works and the release of funds provided by entities and companies related to the Federal Government;

•    Analysis of the disclosures required in the individual and consolidated financial statements, as well as whether they are consistent with the information and representations obtained from management.

Based on the evidence obtained through the procedures performed, we consider that the assumptions and methodologies used by the Company to assess the recoverable amount of these assets are reasonable, and the information presented in the individual and consolidated financial statements is consistent with the information analyzed in our audit procedures.

98

(In thousands of reais - R$, unless otherwise stated)

Realization of Deferred Tax Assets (Note 17.b)
Why it is a Key Audit Matter	How the matter was addressed in the audit

The Company and its subsidiaries have deferred income tax and social contribution tax assets, mainly relating to tax loss carryforwards and temporary differences. These deferred tax balances were recognized based on studies containing projections of future taxable profits.

As at December 31, 2023, the amount of deferred tax assets recognized in non-current assets was R$ 3,213 million (Parent Company) and R$ 5,034 million (Consolidated).

As the annual assessment of the recoverability of these assets involves, among other particularities, the use of critical judgments, which bring subjectivity in relation to projections of results (such as taxable profits, cash flow projections and future economic events, in addition to projections including estimates regarding the performance of the Brazilian and international economy, taking into account volume and sales price and tax rates, among others), there may be variations in relation to the actual data and values realized.

Therefore, the use of different assumptions can significantly change the prospects of realizing these assets and the possible need to record an impairment or not, with a consequent impact on the individual and consolidated financial statements.

Our audit procedures included, among others:

• Evaluation of the design of the internal control structure implemented by Management related to the analysis of the recoverable amount of deferred tax assets;

• Examination of the analysis prepared by Management on the logical and arithmetical consistency of cash flow projections, as well as testing of the consistency of the main information and assumptions used in the projections of future taxable profits and cash flows, by comparing them with budgets approved by Management and market assumptions and data; • Discussion with Management on the business plan and measures taken to restructure debts and recover the market;

• Continuous challenge of the assumptions used by Management, in order to corroborate whether there are any assumptions that are not consistent and/or should be revised;

• Examination, with the support of our direct tax specialists, of the calculation bases of tax loss carryforwards, as well as temporary differences, comparing them with the corresponding tax records;

• Review of the analysis of deferred tax assets accounted for in investees in accordance with NBC TA 600 (R1) - Special Considerations - Audit of Group Financial Statements, including the Work of Component Auditors.

• Analysis of the reasonableness and extent of the disclosures made in the individual and consolidated financial statements.

Based on the evidence obtained through the above procedures, we consider the measurement and disclosures related to deferred tax assets in the context of the individual and consolidated financial statements taken as a whole to be acceptable.

99

(In thousands of reais - R$, unless otherwise stated)

Other matters

Statement of Value Added

The Statement of Value Added for the year ended December 31, 2023, prepared under the responsibility of the Company's management and presented as supplementary information for IFRS purposes, was submitted to audit procedures performed in conjunction with the audit of the Company’s financial statements. For the purposes of forming our opinion, we evaluated whether this statement is reconciled with the financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in NBC TG 09 - "Statement of Value Added". In our opinion, this Statement of Value Added has been properly prepared in all material respects, in accordance with the criteria established in the Standard and is consistent with the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and the independent auditor’s report

Management is responsible for the other information. The other information comprises the Management Report. Our opinion on the individual and consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or with our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard

Responsibilities of management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRSs), issued by the International Accounting Standards Board (IASB), and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

Auditor’s responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

100

(In thousands of reais - R$, unless otherwise stated)

•	Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

•	Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company and its subsidiaries to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the individual and consolidated financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 6, 2024.

Mazars Auditores Independentes – Sociedade Simples Ltda.

CRC 2 SP023701/O-8

Danhiel Augusto Reis

Contador CRC 1SP254522/O-0

101

(In thousands of reais - R$, unless otherwise stated)

Opinions and Statements / Opinion of the Supervisory Board or Equivalent Body

The members of the Fiscal Council of Companhia Siderúrgica Nacional, in compliance with the legal provisions of art. 163 of the Law 6404/76 and in the performance of its legal and statutory duties, met and examined (i) the Management Report; (ii) the Financial Statements for the Fiscal Year ended 2023; and (iii) the Allocation of Results for 2023 and, in clarifications provided by the Company's Board of Executive Officers and the independent auditors, Mazars Auditores Independentes, as well as the information and clarifications received during the financial year, unanimously, they gave their favorable opinion regarding these documents and advise their approval at the Company's Annual General Shareholders' Meeting.

São Paulo, March 6, 2024.

Angelica Maria de Queiroz

Chairman

André Coji

Member

Paulo Roberto Evangelista de Lima

Member”

102

(In thousands of reais - R$, unless otherwise stated)

Opinions and Statements / Summary Report of the Audit Committee (statutory, foreseen in specific CVM regulations)

1.	Presentation and General Information

The Audit Committee ("Committee") of Companhia Siderúrgica Nacional ("Company") has been in operation since its creation in 2005 as a statutory body to advise the Board of Directors, with operational autonomy and its own annual budget, within the best practices of corporate governance.

Formed by 3 (three) independent members who are also members of the Board of Directors, with a management term of 2 (two) years and allowed re-election. Currently, the Committee is composed by Mr. Yoshiaki Nakano, Antonio Bernardo Vieira Maia, and Miguel Ethel Sobrinho, with Mr. Yoshiaki Nakano appointed as the President of the Committee.

Among its main responsibilities, the Committee monitors and controls the financial statements quality, internal controls, risk management and compliance, complaints made through its reporting channels, evaluates the performance, independence and quality of work and results of independent auditing firms, as well as internal auditing and investigations, in addition to other responsibilities provided by its own internal regulations.

To carry out its work, the Committee relies on information received from Management, independent auditors, internal audit, risk management, internal controls and compliance, reporting channels, and, whenever necessary, other areas of the Company, such as legal, sustainability, IT, human resources, among others.

The audit of the Company's financial statements, for CVM fillings, is in the responsibility of Mazars Auditores Independentes ("Mazars"). And Grant Thornton Auditores Independentes Brasil ("GT") is responsible for conducting the SEC audit, as well as for auditing the financial statements of all its subsidiaries, affiliates, joint ventures, and controlled companies whose accounts are included or reflected in the Company's consolidated financial statements, in accordance with applicable standards. Mazars is also responsible for the special review of quarterly reports (ITRs). The independent auditors' report reflects the result of their verifications, with the presentation of their opinions on the reliability of the fiscal year´s financial statements in accordance with Brazilian accounting practices, International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), CVM standards, and provisions of Brazilian corporate law. Regarding the exercise ended on December 31, 2023, Mazars issued a report on March 6, 2024, containing an unmodified opinion.

The Company also has a Department of Internal Audit, Risks and Compliance, which is responsible for verifying compliance with policies and procedures determined by the Company's management and Code of Ethics, as well as for assessing the main risks to which the Company is exposed and the controls used to mitigate such risks. The progress of the work is periodically monitored by the Committee.

2.	Committee activities

During the year 2023, the Committee met 13 (thirteen) times. Among the activities carried out and issues discussed during this period, the following are noteworthy:

•	Periodic monitoring of compliance with the Code of Ethics and reporting channel, procedures adopted by the Company for handling the complaints received, as well as assessment of investigations results into the main complaints.

•	Approval and monitoring of the Annual Work Program of the internal audit and its execution, the adequacy of the internal audit structure, as well as monitoring the main audit points identified and the action plans/ remedial measures adopted by Management.

•	Monitoring the process of preparing the quarterly information and financial statements of the Company for the financial year ended on December 31, 2023, the Management Report, and the Results Releases.

•	Holding meetings with the Company's Independent Auditors, Mazars Auditores Independentes, to discuss the Quarterly Information, to analyze and monitor the annual planning of the external audit work and its independence, as well as to become aware of the audit report, containing the opinion on the financial statements for the fiscal ended on December 31, 2023.

•	Holding meetings with Grant Thornton Independent Auditors to discuss the audit for SEC purposes and the audit of the financial statements of subsidiaries, affiliates, joint ventures, and controlled entities whose accounts are included or reflected in the consolidated statements of the Company. Also monitoring the annual work planning of GT and their independence.

103

(In thousands of reais - R$, unless otherwise stated)

•	Monitoring the risks and effectiveness of internal controls, as well as action plans/improvement processes, and monitoring fraud risks based on statements and meetings with the Internal Audit, Risks, and Compliance Board, and independent auditors.

•	Monitoring activities related to the certification process of internal controls (Sarbanes-Oxley Act - Section 404), reviewing the report with the results of independent tests carried out during this process, and monitoring the certification work carried out by independent auditors.

•	Monitoring and discussing the General Risk Analysis and the methodology used for risk management and results obtained, presented and developed by the corporate risk management team.

•	Monitoring the Compliance Program.

•	Reviewing the Reference Form before its filing with the Brazilian Securities Commission (CVM).

•	Reviewing and discussing with management and independent auditors about Form 20-F.

•	Conducting self-evaluation to identify improvement opportunities.

•	Approving its budget and defining the thematic meeting calendar for 2024.

•	The Committee also met during the last fiscal year with various areas of the Company to discuss and monitor the main issues related to dam safety, sustainability, TECAR leasing, LGPD, major litigation processes, and the Company's contingencies.

3.	Main Conclusions and Recommendations

The Committee considered the information received regarding the adequacy and integrity of internal controls, responsible for the generation of financial statement information, to be satisfactory, and no cases of conflicts related to financial statements, or the application of generally accepted accounting principles were reported or identified.

The Committee did not identify any event or situation that could affect the independence or objectivity of the independent auditors, considering the information provided by Mazars and Grant Thornton Brazil to be satisfactory and sufficient.

In the exercise of its functions and legal responsibilities, and in accordance with the Internal Regulations, the Committee analyzed the financial statements accompanied by the audit report with the independent auditors´ opinion, the annual report of the management, and the proposal for the allocation of results, referring to the fiscal year ended December 31, 2022. Considering the information provided by the Company's management and the independent auditors, who issued an unmodified opinion report on March 8, 2022, the Committee recommends, unanimously, the favorable opinion of the Company's Board of Directors regarding such documents and their submission to the deliberation of the Company´s Ordinary General Meeting to be convened.

São Paulo, March 6, 2024.

______________________________

Yoshiaki Nakano

Chairman of the Audit Committee

______________________________

Miguel Ethel Sobrinho

Member

______________________________

Antonio Bernardo Vieira Maia

Member

104

(In thousands of reais - R$, unless otherwise stated)

Opinions and Statements / Opinion or Summary Report, if any, of the Audit Committee

(statutory or not)

The Audit Committee ("Committee") of Companhia Siderúrgica Nacional ("Company"), in the exercise of its legal responsibilities and duties as provided in the Internal Regulations, reviewed and evaluated the Company's Financial Statements, along with the Independent Auditors' Report and the Management Report for the fiscal year ended on December 31, 2023 ("2023 Financial Statements").

The Committee met with representatives from Mazars Auditores Independentes, who reported on the audit´s finalization process for the 2023 Financial Statements.

After reviewing and discussing the 2023 Financial Statements and the Annual Management Report, the Committee concluded that these documents, in all their relevant aspects, are adequately presented and can be forwarded to the Board of Directors for subsequent submission to the Company's Ordinary General Meeting of Shareholders for deliberation.

São Paulo, March 6, 2024.

Yoshiaki Nakano

Effective Member

Antonio Bernardo Vieira Maia

Effective Member

Miguel Ethel Sobrinho

Effective Member

105

(In thousands of reais - R$, unless otherwise stated)

Opinions and Statements / Officers Statement on the Financial Statement

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 27, paragraph 1º, item VI of CVM Instruction 80, of March 29, 2022, that we reviewed, discussed and agreed with the Company’s Financial Statements for the quarter ended December 31,2023.

São Paulo, March 06, 2024.

Benjamin Steinbruch

CEO

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

David Moise Salama

Executive Officer

Luis Fernando Barbosa Martinez

Executive Officer

Stephan Heinz Josef Victor Weber

Executive Officer

Alexandre de Campos Lyra

Executive Officer

106

(In thousands of reais - R$, unless otherwise stated)

Opinions and Statements / Officers Statement on Auditor’s Report

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 27, paragraph 1º, item V of CVM Instruction 80, of March 29,2022, that we reviewed, discussed and agreed with the opinion expressed on the Independent Auditors’ Report related to the Company’s Financial Statements for the quarter ended December 31,2023.

São Paulo, March 06, 2024.

Benjamin Steinbruch

CEO

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

David Moise Salama

Executive Officer

Luis Fernando Barbosa Martinez

Executive Officer

Stephan Heinz Josef Victor Weber

Executive Officer

Alexandre de Campos Lyra

Executive Officer

107
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 17, 2024

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.